EXHIBIT 2.1

EXECUTION COPY

Agreement and Plan of Merger

by and among

Shutterfly, Inc.,

Horsley Acquisition Sub I, Inc.,

Horsley Acquisition Sub II, LLC,

Tiny Prints, Inc.,

and

the Stockholder Representative

Dated as of March 21, 2011

Page

ARTICLE 1	THE MERGER	2
1.1	The Merger	2
1.2	The Subsequent Merger	3
1.3	Effective Time of the Merger	3
1.4	Effect of the Merger	3
1.5	Effective Time of the Subsequent Merger	3
1.6	Effect of the Subsequent Merger	3
1.7	Certificate of Incorporation and By-Laws of the Transitory Surviving Corporation; Certificate of Formation and Limited Liability Company Agreement of the Surviving Company	4
1.8	Directors, Officers and Managers of the Transitory Surviving Corporation and the Surviving Company	4
1.9	Conversion and Exchange of Securities in the Merger and the Subsequent Merger	5
1.10	Company Warrants	8
1.11	Tax Treatment	8
1.12	Withholding Rights; Deductions from Consideration	8
1.13	Escrow	9
1.14	Adjustments for Capital Changes	10
1.15	Exchange Procedures	10
1.16	No Liability for Compliance with Escheat Laws	11
1.17	Exemption from Registration	11
1.18	Working Capital Adjustment; Net Cash/Net Debt Adjustment	12
1.19	Tax Consequences	16
1.20	Further Assurances	16
1.21	Company Dissenter Rights	16
ARTICLE 2	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	17
2.1	Organization of the Company	18
2.2	Authority	18
2.3	No Conflict	19
2.4	Consents	20

i

(continued)

(continued)

Page

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND SISTER SUB	52
3.1	Organization of Parent, Merger Sub and Sister Sub	52
3.2	Authority	53
3.3	No Conflict	53
3.4	Capitalization	54
3.5	Reports and Financial Information	54
3.6	Parent Common Stock	55
3.7	Ownership of Merger Sub and Sister Sub; No Prior Activities	55
3.8	Brokers’ and Finders’ Fees	56
3.9	Litigation	56
3.10	Financing	56
ARTICLE 4	CERTAIN COVENANTS	56
4.1	Conduct of Business of the Company	56
4.2	Restrictions on Conduct of Business of the Company	57
4.3	Access to Information	61
4.4	Confidentiality	62
4.5	Public Disclosure	62
4.6	Consents	62
4.7	Antitrust	62
4.8	Conditions to the Merger; Further Assurances	63
4.9	Notification of Certain Matters	64
4.10	Termination of Certain Agreements	64
4.11	No Solicitation	64
4.12	Certain Employment Matters	65
4.13	Tax Matters	67
4.14	Indemnification of Directors and Officers of the Company	69
4.15	Litigation	70
4.16	Financial Statements	70
4.17	Invention Assignment Agreement	71

(continued)

ARTICLE 5	CONDITIONS TO THE MERGER	73
5.1	Conditions to the Obligations of the Company	73
5.2	Conditions to the Obligations of Parent and Merger Sub	75
ARTICLE 6	INDEMNIFICATION, ETC	78
6.1	Survival of Representations, Warranties and Covenants	78
6.2	Indemnification	79
6.3	Limitations	81
6.4	Procedures	84
6.5	Merger Consideration Adjustment	88
6.6	Stockholder Representative; Power of Attorney	88
6.7	No Subrogation	90
ARTICLE 7	TERMINATION, AMENDMENT AND WAIVER	90
7.1	Termination	90
7.2	Effect of Termination	92
7.3	Amendment	92
7.4	Extension; Waiver	92
ARTICLE 8	DEFINITIONS, CONSTRUCTION, ETC	92
ARTICLE 9	GENERAL PROVISIONS	110
9.1	Notices	110
9.2	Entire Agreement	112
9.3	Severability	112

(continued)

v

INDEX OF EXHIBITS**

A:	Form of Stockholder Consents

B-1:	Specified Employee No. 1 Offer Package Agreement

B-2:	Specified Employee No. 2 Offer Package Agreement

B-3:	Specified Employee No. 3 Offer Package Agreement

C:	Form of Equity Consideration Lock-Up Agreement

D:	Form of Founder Lock-Up Agreement

E:	Form of Escrow Agreement

F:	Form of Letter of Transmittal

G:	Form of Registration Rights Agreement

H:	Merger Consideration Allocation Schedule

I:	Matters to be Covered in the Opinion of Fenwick & West LLP

J:	Current Net Working Capital Statement

K:	Form of Warrant Termination Agreement

L:	Form of Equity Award Clarification Agreement

__________________________________

**  Exhibits, schedules and similar attachments to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Any omitted exhibit, schedule or similar attachment will be furnished supplementally to the SEC upon request.

v

Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of March 21, 2011 by and among Shutterfly, Inc., a Delaware corporation (“Parent”), Horsley Acquisition Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Horsley Acquisition Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Sister Sub”), Tiny Prints, Inc., a Delaware corporation (the “Company”), and the Stockholder Representative, for the purposes of Section 6.6 hereof only.  Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 8.

Recitals

A.            Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with the Company to be the surviving entity of the Merger.  Immediately following the Effective Time of the Merger, in accordance with this Agreement and the DGCL, Parent will cause the Company to merge with and into Sister Sub, with Sister Sub surviving such Subsequent Merger.

B.             The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger is advisable and in the best interests of the Company and the Stockholders, (ii) approved and declared advisable this Agreement, the Merger, the Escrow Agreement and the other transactions contemplated by this Agreement, and (iii) recommended that the Stockholders adopt and approve this Agreement, the Escrow Agreement and the other transactions contemplated by this Agreement, and approve the Merger.

C.             Immediately following the execution and delivery of this Agreement by the Company and prior to the execution and delivery of this Agreement by Parent, Merger Sub and Sister Sub and as a condition and inducement to Parent’s, Merger Sub’s and Sister Sub’s willingness to enter into this Agreement, the Company has delivered to Parent (a) Equity Consideration Lock-Up Agreements, executed by each Stockholder (other than the Founders) that is to receive Parent Common Stock in the Merger, and Founder Lock-Up Agreements, executed by each of the Founders, which Equity Consideration Lock-Up Agreements and Founder Lock-Up Agreements shall include, among other provisions, certain transfer restrictions as well as investment representations and warranties required to be given by each Stockholder to enable Parent to reasonably establish an exemption from registration under the Securities Act pursuant to Regulation D thereunder for the issuance of such Parent Common Stock, and (b) written consents from each of the Series 1 Common Stockholders, the Series 2 Common Stockholders and the Series A Preferred Stockholders, representing at least the minimum number of votes required by the DGCL and the Company’s Certificate of Incorporation (i) necessary to approve this Agreement, the Merger, the Escrow Agreement and the transactions contemplated by this Agreement, including the allocation of the Adjusted Net Base Amount and the distribution thereof to the Stockholders, and (ii) which include, effective as of the Closing Date, an irrevocable limited waiver, release and discharge of Parent, Company, Merger Sub, Sister Sub, the Transitory Surviving Corporation and the Surviving Company, and their respective Affiliates as provided for therein, the form of such stockholder consent is attached hereto as Exhibit A (each, a “Stockholder Consent” and collectively, the “Stockholder Consents”).

D.            To induce Parent, Merger Sub and Sister Sub to enter into this Agreement, each of the Founders has concurrently herewith entered into the Specified Employee Offer Package Agreements, each effective as of the Closing, in the form attached hereto as Exhibits B-1, B-2 and B-3, respectively, which includes (A) an offer letter, (B) an irrevocable limited waiver, release and discharge of the Company and its Affiliates as provided for therein, (C) a Proprietary Information Agreement, and (D), a Non-Competition and Non-Solicitation Agreement providing for non-competition and non-solicitation obligations of the Founders from and after the Closing for a two (2) year period as provided therein ((A) through (D) together, the “Specified Employee Offer Package Agreements”).

E.             For U.S. federal income tax purposes, it is intended that the Merger and the Subsequent Merger constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 (the “Integrated Transaction”).

F.             In the event that the Integrated Transaction qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, then the parties intend for this Agreement to constitute a plan of reorganization within the meaning of Section 368(a) of the Code for U.S. federal income Tax purposes.

G.             In the event that the Integrated Transaction does not qualify as a reorganization, the parties intend to treat the Merger and the Subsequent Merger as separate transactions for U.S. federal income tax purposes not subject to the “integration doctrine” pursuant to Ruling 90-95, 1990-2 C.B. 67.

Now, Therefore, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1           The Merger.  At the Effective Time of the Merger, and subject to and upon the terms and conditions of this Agreement and the provisions of the DGCL, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the transitory surviving corporation after the Merger (sometimes referred to herein as the “Transitory Surviving Corporation”).

1.2           The Subsequent Merger.  Unless the Stockholder Representative elects otherwise prior to the Effective Time of the Merger pursuant to the Company Election, immediately following the Effective Time of the Merger and in accordance with the DGCL, Parent will cause the Transitory Surviving Corporation to merge with and into Sister Sub and the separate corporate existence of the Transitory Surviving Corporation shall thereupon cease (the “Subsequent Merger”), and Sister Sub shall be the surviving entity after the Subsequent Merger (sometimes referred to herein as the “Surviving Company”).

1.3           Effective Time of the Merger.  Unless this Agreement is earlier terminated pursuant to Section 7.1, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place as promptly as practicable, but no later than three (3) Business Days, following the satisfaction or waiver (to the extent legally permitted) of the conditions set forth in Article 5 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105, unless another place or date is agreed to by Parent and the Company.  The date upon which the Closing occurs is herein referred to as the “Closing Date.”  On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a properly executed certificate of merger satisfying the requirements of the DGCL (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of the State of Delaware of the First Certificate of Merger being referred to herein as the “Effective Time of the Merger”).

1.4           Effect of the Merger.  At the Effective Time of the Merger, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time of the Merger, all rights and property of the Company and Merger Sub shall vest in the Transitory Surviving Corporation, and all debts and liabilities of the Company and Merger Sub shall become debts and liabilities of the Transitory Surviving Corporation.

1.5           Effective Time of the Subsequent Merger.  Unless this Agreement is earlier terminated pursuant to Section 7.1 or the Stockholder Representative has made the Company Election, on the Closing Date, Parent shall cause the Subsequent Merger to be consummated by filing a properly executed certificate of merger satisfying the requirements of the DGCL and the Delaware Limited Liability Company Act (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and the Delaware Limited Liability Company Act (the time of acceptance by the Secretary of State of the State of Delaware of the Second Certificate of Merger being referred to herein as the “Effective Time of the Subsequent Merger”).

1.6           Effect of the Subsequent Merger.  At the Effective Time of the Subsequent Merger, the effect of the Subsequent Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and the Delaware Limited Liability Company Act.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time of the Subsequent Merger, all rights and property of the Transitory Surviving Corporation and Sister Sub shall vest in the Surviving Company, and all debts and liabilities of the Transitory Surviving Corporation and Sister Sub shall become debts and liabilities of the Surviving Company.

1.7           Certificate of Incorporation and By-Laws of the Transitory Surviving Corporation; Certificate of Formation and Limited Liability Company Agreement of the Surviving Company.

(a)           Unless otherwise determined by Parent prior to the Effective Time of the Merger, at the Effective Time of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time of the Merger, shall be the Certificate of Incorporation of the Transitory Surviving Corporation until thereafter amended as provided by applicable Law, except that Article I thereof shall be amended to read in its entirety as follows: “The name of the Corporation is Tiny Prints, Inc.”

(b)           At the Effective Time of the Merger, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time of the Merger, shall be the by-laws of the Transitory Surviving Corporation until thereafter amended as provided by applicable Law.

(c)           Unless otherwise determined by Parent prior to the Effective Time of the Subsequent Merger, at the Effective Time of the Subsequent Merger, the Certificate of Formation of Sister Sub, as in effect immediately prior to the Effective Time of the Subsequent Merger, shall be the Certificate of Formation of the Surviving Company until thereafter amended as provided by applicable Law, except that Article 1 shall be amended to read in its entirety as follows: “The name of the limited liability company is “Tiny Prints, LLC.”

(d)           At the Effective Time of the Subsequent Merger, the limited liability company agreement of Sister Sub, as in effect immediately prior to the Effective Time of the Subsequent Merger, shall be the limited liability company agreement of the Surviving Company until thereafter amended as provided by applicable Law.

1.8           Directors, Officers and Managers of the Transitory Surviving Corporation and the Surviving Company.

(a)           At the Effective Time of the Merger, the director(s) of Merger Sub immediately prior to the Effective Time of the Merger shall be the directors of the Transitory Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and by-laws of the Transitory Surviving Corporation.

(b)           At the Effective Time of the Merger, the officers of Merger Sub immediately prior to the Effective Time of the Merger shall be the officers of the Transitory Surviving Corporation, each to hold office in accordance with the by-laws of the Transitory Surviving Corporation.

(c)           At the Effective Time of the Subsequent Merger, the director(s) of Transitory Surviving Corporation immediately prior to the Effective Time of the Subsequent Merger shall be the directors or managers, applicable, of the Surviving Company, each to hold office in accordance with the Certificate of Formation and limited liability company agreement of the Surviving Company.

(d)           At the Effective Time of the Subsequent Merger, the officers of Transitory Surviving Corporation immediately prior to the Effective Time of the Subsequent Merger shall be the officers of the Surviving Company, each to hold office in accordance with the limited liability company agreement of the Surviving Company.

1.9            Conversion and Exchange of Securities in the Merger and the Subsequent Merger.  Subject to the terms and conditions of this Agreement, by virtue of the Merger and without the need for any further action on the part of the Company, Parent, Merger Sub, Sister Sub or any Stockholder (except as expressly provided herein), the following shall occur at the Effective Time of the Merger:

(a)            Conversion of Series A Preferred Stock.  Each share of Series A Preferred Stock (other than any Dissenting Shares), in accordance with the terms of this Agreement and the Company’s Certificate of Incorporation, shall be cancelled and converted into and represent the right to receive, in accordance with and subject to the Merger Participation Provisions, (1) cash in an amount equal to (w) the Series A Per Share Closing Cash Amount, plus (x) the Series A Per Share Escrow Cash Amount, if any, and (2) Parent Common Stock in an amount equal to (y) the Series A Per Share Closing Stock Amount, plus (z) the Series A Per Share Escrow Stock Amount, if any (collectively, the “Per Share Preferred Stock Merger Consideration”).  The receipt of the Per Share Preferred Stock Merger Consideration in accordance with the terms of this Agreement, the Company’s Certificate of Incorporation and the DGCL shall be deemed to constitute full satisfaction of all rights pertaining to such Series A Preferred Stock.

(b)            Conversion of Company Common Stock.  Each share of Company Common Stock (other than any Dissenting Shares), in accordance with the terms of this Agreement and the Company’s Certificate of Incorporation, shall be cancelled and converted into and represent the right to receive, in accordance with and subject to the Merger Participation Provisions, (1) cash in an amount equal to (w) the Common Per Share Closing Cash Amount, plus (x) the Common Per Share Escrow Cash Amount, if any, and (2) Parent Common Stock in an amount equal to (y) the Common Per Share Closing Stock Amount, plus (z) the Common Per Share Escrow Stock Amount, if any (collectively, the “Per Share Common Stock Merger Consideration”).  The receipt of the Per Share Common Stock Merger Consideration in accordance with the terms of this Agreement, the Company’s Certificate of Incorporation and the DGCL shall be deemed to constitute full satisfaction of all rights pertaining to such Company Common Stock.

(c)           Share Limit; Cash Limit.  Notwithstanding anything in this Agreement to the contrary, if at any time the Adjusted Net Base Amount exceeds the Gross Merger Consideration (such amount, the “Incremental Amount”), then Parent will not be required to (i) issue any shares of Parent Common Stock in excess of an amount that, when taken together with all shares of Parent Common Stock that Parent is to issue (or has issued) pursuant to the terms of this Agreement (including, without limitation, any shares of Parent Common Stock that Parent will subsequently issue (or has issued) in connection with any Company Equity Rights assumed by Parent pursuant to the terms of this Agreement), would reasonably be expected to require, in Parent’s good faith discretion following consultation with outside securities counsel, the prior approval of Parent’s stockholders pursuant to Nasdaq Rule 5635 (the “Parent Share Limit”), and/or (ii) pay any cash that, when taken together with all cash amounts that Parent will pay (or has paid) pursuant to the terms of this Agreement, would reasonably be expected to exceed the Parent Cash Cap.  In the event that this Section 1.9(c) operates to limit the amount of Parent Common Stock that a Stockholder would otherwise be entitled to receive pursuant to the terms of this Agreement because the Parent Share Limit would be exceeded, then Parent shall substitute cash in an amount that equals the value of the Parent Common Stock (valued at the Parent Share Price) in excess of the Parent Share Limit (“Substitute Cash”); provided, however, in no event shall the amount of Substitute Cash, when taken together with all other cash amounts that Parent will pay (or has paid) pursuant to the terms of this Agreement, exceed the Parent Cash Cap; provided further that in no event shall the amount of Substitute Cash, when taken together with all other cash amounts that Parent will pay (or has paid) pursuant to the terms of this Agreement to the Stockholders prevent the Merger from qualifying as a “reorganization” under the provisions of Section 368(a) of the Code unless the Stockholder Representative consents otherwise in writing pursuant to the Company Election.  In the event that the Incremental Amount would result in (x) the issuance of shares of Parent Common Stock in excess of the Parent Share Limit, and/or (y) the payment of cash in excess of the Parent Cash Cap, then the Incremental Amount shall be reduced to an amount that does not result in the Parent Share Limit and the Parent Cash Cap being exceeded and all calculations and formulas provided for in this Agreement shall be adjusted, or reduced, as applicable, to achieve such result.

(d)           No Further Registration of Transfer.  There shall be no further registration of transfers on the records of the Transitory Surviving Corporation, or the Surviving Company, of Series A Preferred Stock or Company Common Stock which were outstanding immediately prior to the Effective Time of the Merger.  If, after the Effective Time of the Merger, Certificates are presented to the Transitory Surviving Corporation, or the Surviving Company, for any reason, they shall be canceled and exchanged as provided in this Section 1.9 and Section 1.15.

(e)            Company Options.  Each option to purchase Company Common Stock (each, a “Company Option”) that is outstanding as of the Effective Time of the Merger, to the extent such Company Option is not then exercised, whether or not then exercisable or vested, shall be, conditioned upon consummation of the Merger, assumed by Parent and converted into an option to purchase Parent Common Stock (each, a “Parent Option”), in an amount and at an exercise price as determined in accordance with this Section 1.9(e).  Each Company Option so assumed and converted by Parent in accordance with this Agreement shall be subject to, and exercisable and vested on, the same terms and conditions applicable to such Company Option as of immediately prior to the Effective Time of the Merger, except that each assumed Company Option shall constitute a Parent Option (1) to acquire that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time of the Merger, by (ii) the Option/RSU Exchange Ratio; and (2) with an exercise price per share of Parent Common Stock (rounded up to the nearest whole penny) equal to the quotient obtained by dividing (i) the exercise price per share of Company Common Stock subject to such Company Option immediately prior to the Effective Time of the Merger, by (ii) the Option/RSU Exchange Ratio.

(f)            Company RSUs.  Each restricted stock unit to receive shares of Company Common Stock (each, a “Company RSU”) that is outstanding as of the Effective Time of the Merger, whether or not then vested, shall be, conditioned upon consummation of the Merger, assumed by Parent and converted into the right to receive that number of whole shares of Parent Common Stock (each, a “Parent RSU”), in an amount as determined in accordance with this Section 1.9(f).  Each Company RSU so assumed and converted by Parent in accordance with this Agreement shall be subject to, and vested on, the same terms and conditions applicable to such Company RSU as of immediately prior to the Effective Time of the Merger, except that each assumed Company RSU shall constitute a Parent RSU to acquire that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time of the Merger, by (ii) the Option/RSU Exchange Ratio.

(g)            Form S-8.  As soon as practicable following the Closing Date (but not later than five (5) Business Days after receiving the Company’s financial statements, and auditor consent, necessary to permit Parent to file the S-8 Registration Statement), Parent shall file an appropriate Registration Statement on Form S-8 (to the extent that such form is available to a holder of Parent Options or Parent RSUs) with respect to the offering of the Parent Common Stock issuable upon exercise of the Parent Options and Parent RSUs (the “S-8 Registration Statement”) and shall use all commercially reasonable efforts to maintain the effectiveness of such S-8 Registration Statement thereafter for so long as any of such Parent Options or Parent RSUs remain outstanding.  The Company shall take all actions reasonably necessary or appropriate to effectuate the provisions of Sections 1.9(e)-(f) without paying any consideration or incurring any debts or obligations on behalf of Parent, Merger Sub, Sister Sub, the Company, the Transitory Surviving Corporation, the Surviving Company or any of their respective Affiliates.  It is the intention of the parties hereto that each Company Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time.

(h)            Capital Stock of Merger Sub.  Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time of the Merger shall be cancelled and converted into and represent the right to receive one validly issued, fully paid and non-assessable share of common stock of the Transitory Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any such shares shall evidence ownership of such shares of capital stock of the Transitory Surviving Corporation.

(i)             Conversion and Exchange of Transitory Surviving Corporation Securities in the Subsequent Merger.  Subject to the terms and conditions of this Agreement, by virtue of the Subsequent Merger and without the need for any further action on the part of the Company, Parent, Merger Sub, Sister Sub or any Stockholder, at the Effective Time of the Subsequent Merger, the one issued and outstanding share of common stock of the Transitory Surviving Corporation, shall be cancelled and converted into and represent one validly issued, fully paid and non-assessable share of common stock of the Surviving Company.

(j)           Fractional Shares.  No fractional shares of Parent Common Stock shall be issued pursuant to the Merger.  In lieu of the issuance of any such fractional share of Parent Common Stock, each Stockholder who would otherwise be entitled to receive a fractional share of Parent Common Stock pursuant to Sections 1.9(a)-(b), computed after aggregating all shares of Parent Common Stock to be received by such Stockholder pursuant to Sections 1.9(a)-(b) with respect to a particular Certificate, shall instead receive from Parent, upon surrender of such Stockholder’s Certificate pursuant to Section 1.15 hereof, an amount of cash (rounded to the nearest cent) equal to the product of such fraction of a share of Parent Common Stock multiplied by Parent Share Price (the “Fractional Share Cash Amount”).

1.10         Company Warrants.  To the extent that any Company Warrant is not converted into Company Common Stock on or before the Effective Time of the Merger, the Company shall cause such Company Warrant to be terminated prior to the Effective Time of the Merger, pursuant to the form of warrant termination agreement attached hereto as Exhibit K (the “Warrant Termination Agreement”), and any cost incurred in connection with such termination, including the redemption cost in connection with the termination of the Company Warrants, shall be paid by the Company.  No Company Warrants shall survive the Effective Time of the Merger.

1.11         Tax Treatment.  For U.S. federal income tax purposes, it is intended that the Merger and the Subsequent Merger constitute an “Integrated Transaction.”  In the event that the Integrated Transaction qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, then the parties intend for this Agreement to constitute a plan of reorganization within the meaning of Section 368(a) of the Code for U.S. federal income Tax purposes.  In the event that the Integrated Transaction does not qualify as a reorganization, the parties intend to treat the Merger and the Subsequent Merger as separate transactions for U.S. federal income tax purposes not subject to the “integration doctrine” pursuant to Ruling 90-95, 1990-2 C.B. 67.

1.12         Withholding Rights; Deductions from Consideration.  Parent, the Transitory Surviving Corporation and the Surviving Company shall be entitled to deduct and withhold from the Adjusted Net Base Amount payable or otherwise deliverable pursuant to this Agreement such amounts as Parent, Transitory Surviving Corporation and the Surviving Company are required to deduct and withhold therefrom under any applicable Tax provision.  To the extent that amounts are deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid and delivered to the Stockholders or holders of Company Options in respect of which such deduction and withholding was made.

1.13         Escrow.  On the Closing Date and pursuant to the terms of the escrow agreement in the form of Exhibit E (the “Escrow Agreement”), Parent will withhold (i) the Escrow Cash, and (ii) the Escrow Stock (the Escrow Cash and the Escrow Stock being collectively referred to as the “Escrow Amount”), and deposit the Escrow Amount into an escrow account (the “Escrow Account”) to be held in trust by Deutsche Bank National Trust Company (the “Escrow Agent” and also the “Exchange Agent”) .  The Escrow Amount then remaining in the Escrow Account will be released from the Escrow Account in accordance with the terms of the Escrow Agreement.  The Escrow Amount will be available as a source of funding to the Indemnified Parties for any Losses for which they are entitled to be indemnified pursuant to Article 6.  Pursuant to the Escrow Agreement:

(a)           The shares of Escrow Stock will be issued to, and registered in, book entry form pursuant to a restricted CUSIP number in an account in the name of each Stockholder in proportion to each Stockholder’s Pro Rata Share, and for all purposes under this Agreement and the Escrow Agreement each share of Escrow Stock shall be deemed to have a value equal to the Parent Share Price.  Each Stockholder shall be entitled to vote his, her or its shares in the escrow while such shares are in the escrow.

(b)           Any recovery by Parent of Losses from the Escrow Amount shall be made from the Escrow Stock and Escrow Cash in the same proportion that the Escrow Stock and the Escrow Cash respectively bear to the Escrow Amount (with each share of Escrow Stock being deemed to have a value equal to the Parent Share Price).

(c)            On the date that is twelve (12) months after the Closing Date (or, if such date is not a Business Day, then the first Business Day thereafter) (the “Escrow Release Date”), the Escrow Agent shall release to the Exchange Agent for distribution to the Stockholders, in accordance with their respective Pro Rata Shares, the Escrow Funds (as such term is defined in the Escrow Agreement) minus (A) any Pending Claims Amount (as such term is defined in the Escrow Agreement) as of the Claim Termination Date, minus (B) the aggregate Claimed Escrow Amounts (as such term is defined in the Escrow Agreement) paid to Parent, on behalf of any Indemnified Party, pursuant to this Agreement and the Escrow Agreement through the Claim Termination Date, and minus (C) the aggregate outstanding Claimed Escrow Amounts set forth in any Claim Certificates, which have not been paid to Parent, or contested by the Stockholder Representative pursuant to the terms of the Escrow Agreement, as of the Claim Termination Date; plus (D) the Escrow Earnings (as such term is defined in the Escrow Agreement).

1.14         Adjustments for Capital Changes.  In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to Company Capital Stock or Parent Common Stock occurring after the date hereof and prior to the Effective Time of the Merger, all references in this Agreement to specified numbers of shares affected thereby, and all calculations provided for that are based upon numbers of shares affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change.

1.15         Exchange Procedures.  As soon as reasonably practicable following the Effective Time of the Merger, but in any event no later than two (2) Business Days after the Effective Time of the Merger, Parent shall cause the Exchange Agent to send to each Stockholder a letter of transmittal in the form attached hereto as Exhibit F (the “Letter of Transmittal”) for use in surrendering to the Company certificates that immediately prior to the Effective Time of the Merger evidenced Company Common Stock (the “Common Certificates”) or Series A Preferred Stock (the “Preferred Certificates”, and together with the Common Certificates, the “Certificates”), as applicable.  Until surrendered as contemplated by this Section 1.15, each (A) Common Certificate (other than Common Certificates representing Dissenting Shares), shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon the surrender of such Common Certificate, the Per Share Common Stock Merger Consideration that the holder thereof has the right to receive in respect of each share of such Company Common Stock pursuant to the provisions of this Agreement, and (B) Preferred Certificate (other than Preferred Certificates representing Dissenting Shares), shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon the surrender of such Preferred Certificate, the Per Share Preferred Stock Merger Consideration that the holder thereof has the right to receive in respect of each share of such Series A Preferred Stock pursuant to the provisions of this Agreement.  Other than with respect to interest that accrues on the Escrow Account, no interest shall be paid or will accrue on any of the cash merger consideration payable to the Stockholders.  As it relates to holders of (A) Company Common Stock, upon the surrender of Common Certificates or, in the absence thereof, Affidavits (as defined below), representing Company Common Stock and the delivery of an executed Letter of Transmittal to Parent, each Stockholder shall be paid for each share of Company Common Stock represented by such Common Certificates, without interest thereon, the Per Share Common Stock Merger Consideration, and (B) Series A Preferred Stock, upon the surrender of Preferred Certificates or, in the absence thereof, Affidavits (as defined below), representing Series A Preferred Stock and the delivery of an executed Letter of Transmittal to Parent, each Stockholder shall be paid for each share of Series A Preferred Stock represented by such Preferred Certificates, without interest thereon, the Per Share Preferred Stock Merger Consideration, by Parent as soon as reasonably practicable (but in no event later than five (5) Business Days) thereafter.  Notwithstanding the foregoing, Parent shall pay, or cause the Exchange Agent to pay, immediately following the Effective Time of Merger, to each Stockholder, the Per Share Common Stock Merger Consideration or Per Share Preferred Stock Merger Consideration, as applicable, payable to such Stockholder hereunder, if such Stockholder has delivered to the Exchange Agent properly executed Letter(s) of Transmittal and the Certificates evidencing such shares of Company Common Stock or Series A Preferred Stock, as applicable, at least two (2) Business Days prior to the Closing Date.  Notwithstanding anything herein to the contrary, no payment of the Per Share Common Stock Merger Consideration or the Per Share Preferred Stock Merger Consideration shall be made to any Stockholder who does not present the applicable Certificates for cancellation representing shares of Company Common Stock or Series A Preferred Stock, or, in the alternative, an affidavit and bond in such sum as Parent may reasonably direct as indemnity, in form and substance reasonably satisfactory to Parent, stating that any of such Certificates are lost, stolen or destroyed and that such holder will indemnify and hold Parent, the Transitory Surviving Corporation, and the Surviving Company, and each of their respective officers, directors and agents harmless from any costs, expenses and damages that may be incurred if such certificates are later produced (an “Affidavit”).

1.16         No Liability for Compliance with Escheat Laws.  Notwithstanding anything in this Agreement to the contrary, none of Parent, the Transitory Surviving Corporation, the Surviving Company, or any party hereto shall be liable for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

1.17	Exemption from Registration.

(a)           Assuming the accuracy of the representations and warranties of the Stockholders made to Parent in the Equity Consideration Lock-Up Agreements, the Founder Lock-Up Agreements and Letters of Transmittal, and assuming neither the Company, nor any of its Affiliates, have taken any action to prevent the issuance of the shares of Parent Common Stock in the Merger from being exempt from the registration requirements of the Securities Act, or any applicable state securities or “blue sky” laws, the shares of Parent Common Stock to be issued in connection with the Merger are to be issued pursuant to Regulation D under the Securities Act of 1933, as amended (the “Securities Act”); provided, however, that in the event that that Parent determines, in its good faith discretion following consultation with outside securities counsel, that Regulation D, or, in Parent’s sole discretion, another applicable exemption from the registration requirements of the Securities Act, is not available for such issuance, each of Parent and the Company shall cooperate to promptly amend this Agreement, as appropriate, to provide for the registration of the Parent Common Stock issuance contemplated by this Agreement with the Securities and Exchange Commission on the appropriate form of registration statement and make appropriate conforming changes throughout this Agreement (e.g., specifying that effectiveness of such registration statement would be a condition to closing in lieu of the condition to closing currently set forth in Section 5.2(n)).

(b)           All shares of Closing Stock and Escrow Stock (if certificated) issued pursuant to the terms of this Agreement shall bear the restrictive securities legend set forth in the Letter of Transmittal.  In addition, each Stockholder’s account reflecting the book entry of Escrow Stock applicable to such Stockholder shall contain a notation that such shares of Escrow Stock are subject to the restrictive securities legend set forth in the Letter of Transmittal and shall be issued pursuant to a restricted CUSIP number designated specifically for the Escrow Stock.  Any such legends on Escrow Stock will be removed upon request of the Stockholder thereof after the time such Escrow Stock is no longer subject to the restrictions imposed by the Escrow Agreement or applicable securities Laws.

1.18         Working Capital Adjustment; Net Cash/Net Debt Adjustment.

(a)           The Company shall deliver the Closing Report, comprised of a Closing Date Net Working Capital Statement and a Closing Date Net Cash/Net Debt Statement, to Parent on the Closing Date and shall deliver a draft of the Closing Report (with such supporting documentation or data of the Company as Parent may reasonably request) (the “Draft Report”) at least five (5) Business Days prior to the Closing Date.  Each of the Closing Date Net Working Capital Statement and the Closing Date Net Cash/Net Debt Statement shall be accompanied by the Company’s reasonable supporting documentation, setting forth a reasonably specific and detailed description of its calculations and rationale for the determination of (i) the Net Working Capital, and (ii) the Net Cash/Net Debt.  From the delivery of the Draft Report until the Closing Date, Parent shall have the right to review the Draft Report and such supporting documentation or data of the Company as Parent may reasonably request.  If Parent does not agree with the Net Working Capital and/or the Net Cash/Net Debt set forth in the Draft Report, the Company and Parent shall negotiate in good faith to mutually agree on, as applicable, an acceptable (i) Closing Date Net Working Capital Statement and Net Working Capital, and/or (ii) Closing Date Net Cash/Net Debt Statement and Net Cash/Net Debt, and the Company and Parent shall each consider in good faith any proposed comments or changes that the other party may reasonably suggest; provided, however, that the inclusion of, or the failure to include, in, as applicable (i) the Closing Date Net Working Capital Statement or the Net Working Capital, and/or (ii) the Closing Date Net Cash/Net Debt Statement or the Net Cash/Net Debt, any changes proposed by Parent, shall not limit or otherwise affect Parent’s remedies under this Agreement, including Parent’s right to dispute such amount pursuant to the Notice of Objection, or constitute an acknowledgment by Parent of the accuracy of either, as applicable (i) the Closing Date Net Working Capital Statement or the Net Working Capital, and/or (ii) Closing Date Net Cash/Net Debt Statement or the Net Cash/Net Debt.

(b)           If pursuant to the terms of Section 1.18(a) it is determined that:

(i)             the Net Working Capital as reflected on the Closing Date Net Working Capital Statement is less than the Net Working Capital Target (such difference shall be referred to herein as the “Working Capital Shortfall”), then at Closing, the calculation of the Adjusted Net Base Amount shall take into account such Working Capital Shortfall; and/or

(ii)            the Net Cash/Net Debt as reflected on the Closing Date Net Cash/Net Debt Statement is a negative amount (e.g., there is more debt than cash) (the “Net Cash/Net Debt Negative Amount”), then at Closing, the calculation of the Adjusted Net Base Amount shall take into account such Net Cash/Net Debt Negative Amount; and/or

(iii)           the Net Working Capital as reflected on the Closing Date Net Working Capital Statement exceeds the Net Working Capital Target (such difference shall be referred to herein as the “Working Capital Surplus”), then at Closing, the calculation of the Adjusted Net Base Amount shall take into account such Working Capital Surplus; and/or

(iv)          the Net Cash/Net Debt as reflected on the Closing Date Net Cash/Net Debt Statement is a positive amount (e.g., there is more cash than debt) (the “Net Cash/Net Debt Positive Amount”), then at Closing, the calculation of the Adjusted Net Base Amount shall take into account such Net Cash/Net Debt Positive Amount.

(c)           Parent shall have sixty (60) days following the Closing Date, and, in the event of a Good Faith Correction Notice, sixty (60) days following Parent’s receipt of any such Good Faith Correction Notice, to notify the Stockholder Representative in writing (the “Notice of Objection”) of any good faith objections to the calculation of the Net Working Capital and/or the Net Cash/Net Debt set forth in the Closing Date Net Working Capital Statement or the Closing Date Net Cash/Net Debt Statement (as such amounts may be modified pursuant to a Good Faith Correction Notice), as applicable, setting forth a reasonably specific and detailed description of its objections and the dollar amount of each objection (including calculations and rationale for the objection), and shall be accompanied by reasonable supporting documentation.  If Parent objects to the calculation of the Net Working Capital and/or the Net Cash/Net Debt set forth in the Closing Date Net Working Capital Statement or the Closing Date Net Cash/Net Debt Statement (as such amounts may be modified pursuant to a Good Faith Correction Notice), as applicable, Parent and the Stockholder Representative shall attempt to resolve any such objections within thirty (30) days of the receipt by Stockholder Representative of the Notice of Objection.  If Parent and the Stockholder Representative are unable to resolve any such dispute within such thirty (30) day period, Parent or the Stockholder Representative shall have the right to submit the dispute to the Settling Audit Firm.  Each of the parties to this Agreement shall, and shall cause their respective Affiliates to, provide reasonable cooperation to the Settling Audit Firm.  The Settling Audit Firm shall (i) act in its capacity as an expert and not as an arbitrator, (ii) consider only those matters as to which there is a dispute between the parties (meaning for example, that its final determination of Net Working Capital and/or the Net Cash/Net Debt, as applicable, will be within (and not outside) the upper and lower bounds set forth by the parties for such amounts), and (iii) be instructed to reach its conclusions regarding any such dispute within thirty (30) days after its appointment and provide a written explanation of its decision.  In the event that Parent submits any dispute to the Settling Audit Firm, each of Parent and the Stockholder Representative may submit a “position paper” to the Settling Audit Firm setting forth the position of such party with respect to such dispute, to be considered by the Settling Audit Firm as it deems fit.  The expenses relating to the engagement of the Settling Audit Firm shall be paid by either Parent or the Stockholders, as the case may be, whose final proposed calculation of the Net Working Capital and/or the Net Cash/Net Debt, as applicable, prior to the submission of this matter to the Settling Audit Firm was further from the Net Working Capital and/or the Net Cash/Net Debt, as applicable, or, if both the Net Working Capital and the Net Cash/Net Debt are being disputed, the determination will be based made on whose final proposed calculation, on a net basis, was further from the from the combined Net Working Capital and the Net Cash/Net Debt, in all cases, as determined by the Settling Audit Firm; provided, however, that in the event the Stockholders are responsible for the Settling Audit Firm expenses, the parties agree that Parent shall pay such Settling Audit Firm expenses and recover an equal amount (which shall be deemed a Loss, which shall not be subject to the Threshold Amount, including not counting towards the Threshold Amount) from the Escrow Amount, in the same proportion as the Escrow Stock and the Escrow Cash respectively bear to the Escrow Account (with each share of Escrow Stock being deemed to have a value equal to the Parent Share Price).

(d)           If Parent does not deliver a Notice of Objection in accordance with Section 1.18(c) hereof (i.e., within the latest applicable sixty (60) day period), the Closing Date Net Working Capital Statement and the Closing Date Net Cash/Net Debt Statement (as such amounts may be modified pursuant to a Good Faith Correction Notice) shall be deemed to have been accepted by all of the parties to this Agreement.  If Parent delivers a Notice of Objection in accordance with the provisions above and Parent and the Stockholder Representative are able to resolve such dispute by mutual agreement, then (i) the Closing Date Net Working Capital Statement, together with the Company’s calculation of the Net Working Capital, reflected thereon, to the extent modified by mutual agreement of such parties, shall be deemed to have been accepted by all of the parties to this Agreement, and/or (ii) the Net Cash/Net Debt Statement, together with the Company’s calculation of the Net Cash/Net Debt, reflected thereon, to the extent modified by mutual agreement of such parties, shall be deemed to have been accepted by all of the parties to this Agreement.  In the event that the parties’ mutually agreed upon modification of (i) the Net Working Capital results in a reduction of the Net Working Capital (the “Working Capital Reduction”), and/or (ii) the Net Cash/Net Debt resulting in a reduction of the Net Cash/Net Debt (the “Net Cash/Net Debt Reduction”), Parent shall, in each case, be entitled to recover an amount equal to such Working Capital Reduction and/or Net Cash/Net Debt Reduction from the Escrow Account (without regard to the Threshold Amount, including not counting towards the Threshold Amount) promptly following the mutual agreement of the parties pursuant to this Section 1.18; provided, that, such recovery by Parent of the Working Capital Reduction and/or the Net Cash/Net Debt Reduction from the Escrow Account shall be from the Escrow Stock and the Escrow Cash in the same proportion that the Escrow Stock and the Escrow Cash respectively bear to the Escrow Account (with each share of Escrow Stock being deemed to have a value equal to the Parent Share Price).  In the event that the parties’ mutually agreed upon modification of (i) the Net Working Capital results in a increase of the Net Working Capital (the “Working Capital Increase”), and/or (ii) the Net Cash/Net Debt resulting in a increase of the Net Cash/Net Debt (the “Net Cash/Net Debt Increase”), Parent shall, in each case, cause the Exchange Agent to distribute an amount equal to such Working Capital Increase and/or Net Cash/Net Debt Increase (in cash and shares of Parent Common Stock (valued at the Parent Share Price)) in the same proportion as the Escrow Stock and the Escrow Cash respectively bear to the Escrow Account (with each shares of Escrow Stock being deemed to have a value equal to the Parent Share Price) to the Stockholders in accordance with their respective Pro Rata Shares promptly following the mutual agreement of the parties pursuant to this Section 1.18.  If Parent delivers a Notice of Objection in accordance with the provisions set forth above and Parent and the Stockholder Representative are unable to resolve such dispute by mutual agreement, the determination of the Settling Audit Firm shall be final and binding on the parties (other than in the case of manifest error or fraud on the part of the Settling Audit Firm), and the calculation of the Net Working Capital and/or the Net Cash/Net Debt by the Settling Audit Firm shall be deemed to have been accepted by all of the parties to this Agreement (other than in the case of manifest error or fraud on the part of the Settling Audit Firm).  In the event that the Settling Audit Firm’s calculation of (i) the Net Working Capital results in a Working Capital Reduction, and/or (ii) the Net Cash/Net Debt results in a Net Cash/Net Debt Reduction, as applicable, Parent shall, in each case, be entitled to recover an amount equal to such Working Capital Reduction and/or Net Cash/Net Debt Reduction from the Escrow Account (without regard to the Threshold Amount, including not counting towards the Threshold Amount) promptly following the Settling Audit Firm’s determination pursuant to this Section 1.18; provided, that, such recovery by Parent of the Working Capital Reduction and/or the Net Cash/Net Debt Reduction from the Escrow Account shall be from the Escrow Stock and the Escrow Cash in the same proportion that the Escrow Stock and the Escrow Cash respectively bear to the Escrow Account (with each share of Escrow Stock being deemed to have a value equal to the Parent Share Price).  In the event that the Settling Audit Firm’s calculation of (i) the Net Working Capital results in a Working Capital Increase, and/or (ii) the Net Cash/Net Debt results in a Net Cash/Net Debt Increase, as applicable, Parent shall, in each case, cause the Exchange Agent to distribute an amount equal to such Working Capital Increase and/or Net Cash/Net Debt Increase (in cash and shares of Parent Common Stock (valued at the Parent Share Price) in the same proportion as the Escrow Stock and the Escrow Cash respectively bear to the Escrow Account (with each shares of Escrow Stock being deemed to have a value equal to the Parent Share Price) to the Stockholders in accordance with their respective Pro Rata Shares promptly following the Settling Audit Firm’s determination pursuant to this Section 1.18.

(e)           For clarity, (1) any Working Capital Reduction will be applied against any Net Cash/Net Debt Increase (and vice versa) and (2) any Net Cash/Net Debt Reduction will be applied against any Working Capital Increase (and vice versa), such that in each case any payments thereof to Parent or the Stockholders, as applicable, will be made on a net basis.  For clarity, any adjustments made pursuant to this Section 1.18 to balance sheet line item components of the Net Working Capital calculation will result in correlative adjustments to the balance sheet line item components of the Net Cash/Net Debt calculation (and vice versa) to the extent properly applicable (e.g., if an accounts receivable amount used in the Net Working Capital calculation is overstated because the cash subject to such accounts receivable has actually been collected, Net Working Capital will be reduced by the amount of such overstatement, but Net Cash/Net Debt will be increased by a corresponding amount, while if such overstatement is simply incorrect, only Net Working Capital will be reduced by the amount of such overstatement).

(f)            In addition, the Stockholder Representative shall have sixty (60) days following the Closing Date to notify Parent in writing of any good faith corrections to the calculation of the Net Working Capital and/or the Net Cash/Net Debt set forth in the Closing Date Net Working Capital Statement or the Closing Date Net Cash/Net Debt Statement (a “Good Faith Correction Notice”).  Such Good Faith Correction Notice shall set forth a reasonably specific and detailed description of the good faith correction (including calculations and rationale for the correction) and shall be accompanied by reasonable supporting documentation for such correction.  Parent shall provide the Stockholder Representative with reasonable access during normal business hours to the financial books and records of the Company for periods ending on or prior to the Closing Date.

1.19         Tax Consequences.  Parent and Merger Sub make no representation or warranty to the Company or any Stockholder regarding the Tax treatment of the Merger or the Subsequent Merger, or any of the Tax consequences to the Company or any Stockholder of this Agreement, the Merger, Sister Sub or the Subsequent Merger or any of the other transactions or agreements contemplated hereby.  The Company acknowledges that it is relying solely on its own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby, and shall advise the Stockholders to do the same.  In the event that the Subsequent Merger is consummated, Parent will use commercially reasonable efforts not to take any action or fail to take any action after the Closing Date that will reasonably cause the Integrated Transaction not to qualify as a “reorganization” under the provisions of Section 368(a) of the Code.

1.20         Further Assurances.  The Company agrees that if, at any time after the Effective Time of the Merger, Parent believes or is advised that any further deeds, assignments or assurances are reasonably necessary or desirable to vest, perfect, confirm or continue in the Transitory Surviving Corporation, the Surviving Company, Merger Sub, Sister Sub or Parent title to any property or any right of the Company as provided herein, Parent and any of its officers are hereby authorized by the Company to execute and deliver all such proper deeds, assignments and assurances and to do all other things necessary or desirable to vest, perfect, confirm or continue title to such property or rights in the Transitory Surviving Corporation, the Surviving Company, Merger Sub, Sister Sub or Parent and otherwise to carry out the purposes of this Agreement, in the name of the Company or otherwise.

1.21	Company Dissenter Rights.

(a)            Notwithstanding anything in this Agreement to the contrary and unless provided for by applicable Law, each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time of the Merger and that is owned by a Stockholder who has properly perfected such stockholder’s rights of appraisal or dissent within the meaning of Section 262 of the DGCL or Chapter 13 of the CGCL (each a “Dissenting Share” and together the “Dissenting Shares”) shall not be converted into the right to receive the Per Share Common Stock Merger Consideration or the Per Share Preferred Stock Merger Consideration, as applicable, with respect thereto, unless and until such Stockholder shall have failed to perfect their right of appraisal under applicable Law, but, instead, the holder thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL or Chapter 13 of the CGCL.  If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, each share of Company Common Stock or Series A Preferred Stock, as applicable, held by such Stockholder shall thereupon be deemed to have been converted into the right to receive and become exchangeable for, at the Effective Time of the Merger, the Per Share Common Stock Merger Consideration or the Per Share Preferred Stock Merger Consideration, with respect thereto, as applicable, in the manner provided for in Section 1.9.

(b)           The Company shall give Parent (i) prompt notice of any demands for appraisal filed pursuant to Section 262 of the DGCL or Chapter 13 of the CGCL received by the Company, withdrawals of such demands and any other instruments served or delivered in connection with such demands pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the DGCL or CGCL consistent with the obligations of the Company thereunder.  The Company shall not, except with the prior written consent of Parent, (x) make any payment with respect to any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights or dissenters’ rights in accordance with the DGCL or CGCL.

(c)           The Company shall send to any stockholder of the Company who did not consent to the Merger and the transactions contemplated hereby, the notices contemplated in Section 1301 of the CGCL and Section 262 of the DGCL (collectively, the “Dissenters’ Notice”), which Dissenters’ Notice may be made a part of the Information Statement.  Parent shall furnish such information to the Company as the Company may reasonably request.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent, Merger Sub and Sister Sub that, except as set forth in the letter addressed to Parent, Merger Sub and Sister Sub from the Company and dated as of the date hereof, including all Schedules thereto (which will specifically reference the Sections of this Agreement to which the specific items of disclosure therein constitute an exception, unless the relevance to other Sections of this Agreement is reasonably apparent from the wording of the disclosed exceptions, in which case the disclosed exceptions shall also constitute exceptions to such other Sections of this Agreement) which has been delivered by the Company to Parent, Merger Sub and Sister Sub concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”), each of the representations, warranties and statements contained in the following Sections of this Article 2 is true and correct as of the date hereof.

2.1           Organization of the Company.

(a)           The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Company has the full corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction listed on Schedule 2.1(a)(i) and in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except for such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect.  The Company has delivered to Parent a true and correct copy of the Company Certificate of Incorporation and the Company By-Laws, each as amended to date and in full force and effect on the date hereof.  The Company is not in violation of the Company Certificate of Incorporation or the Company By-Laws.  Schedule 2.1(a)(ii) lists every state or foreign jurisdiction in which the Company has facilities, maintains an office, owns any material tangible assets or has an Employee.  Schedule 2.1(a)(iii) sets forth the true and correct organizational identification number and tax identification number of the Company.  Schedule 2.1(a)(iv) sets forth any trade names or other names under which the Company is or has done business in the last five (5) years.  Schedule 2.1(a)(v) sets forth the true and correct list of all jurisdictions in which the Company is and has been organized in the last 5 years with corresponding dates.  The Company has not acquired the stock or equity interests or substantially all the assets of any other Person pursuant to any acquisition or merger.  The phrases “has delivered,” “has made available,” “has provided” and any similar phrases, as they relate to information or documents delivered, made available or provided by the Company to Parent prior to the date of this Agreement, shall be understood to mean that such information or documents have been either physically delivered by the Company to Parent or posted by the Company to Fenwick & West’s electronic data room for review by Parent prior to the date of this Agreement.

(b)           The Company does not own and has never otherwise owned, directly or indirectly, any capital stock of or any other equity interest in, or controlled, directly or indirectly, any other Person, and the Company is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity.

2.2           Authority.

(a)           The Company has all requisite corporate power and authority to enter into this Agreement and any other agreements, certificates or documents contemplated thereby or hereby (collectively, the “Related Agreements”) to which it is or will be a party and to consummate the transactions contemplated hereby and thereby.  The Company Board has unanimously (i) determined that the Merger is advisable and in the best interests of the Company and the Stockholders, (ii) approved this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, and (iii) recommended that the Stockholders adopt and approve this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, and approve the Merger.  The Company has delivered to Parent certified copies of the resolutions adopted by the Company Board approving this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, and approving the Merger (the “Board Approval”) and such approval has not been materially altered, rescinded or revoked.  No other action by the Company Board is needed or necessary to duly and validly approve and authorize, on behalf of the Company, this Agreement, the Merger and all Related Agreements.  The approval of the Merger by the holders of (a) a majority of the issued and outstanding Company Capital Stock (voting on an as-converted basis), (b) a majority of the issued and outstanding Company Common Stock (voting together as a single class), and (c) sixty percent (60%) of the Series A Preferred Stock (collectively, the “Required Company Vote”) are the only votes of the holders of any of the equity interests of the Company necessary to approve the Merger and to consummate the Merger and the other transactions contemplated by this Agreement (the “Stockholder Approval”), which approval will be provided through delivery to the Company of the Stockholder Consents dated as of the date of this Agreement.  The Board Approval and the Stockholder Approval constitute all necessary corporate and Stockholder action on the part of the Company Board and the Stockholders for the authorization, execution and delivery of this Agreement and the Related Agreements by the Company and the performance by the Company of the Merger and the other transactions contemplated hereby and thereby.  The execution of the Stockholder Consents is sufficient for the Stockholder Approval.

(b)           This Agreement has been, and each of the Related Agreements to which the Company is a party will be at the Closing, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than the Company), this Agreement constitutes, and in the case of the Related Agreements, they will at Closing constitute, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by rules and general principles of law and equity governing specific performance, injunctive relief and other equitable remedies; provided, however, that the First Certificate of Merger will not be effective until filed with the Secretary of State of the State of Delaware.

2.3           No Conflict.  The execution and delivery by the Company of this Agreement and the Related Agreements to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, (i) do not and will not conflict with or violate any provision of the Company Certificate of Incorporation or the Company By-Laws or any resolution adopted by the Company Board (or any committee thereof), (ii) do not and will not result in the creation of any Lien upon shares of Company Common Stock or any of the properties or assets (tangible or intangible) of the Company pursuant to any Contract to which the Company is a party, (iii) do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under, or trigger any contingent obligations under any Material Contract or Company Authorization, (iv) do not and will not violate any Law applicable to the Company or any of its properties or assets (whether tangible or intangible), and (v) do not and will not give rise to, or trigger the application of, (A) any rights of any third party under any Material Contract or Company Authorization or (B) any rights of any third party that would reasonably be expected to be materially adverse to the Company, in the case of each of clauses (A) and (B) that would come into effect upon consummation of the transactions contemplated hereby or thereby.  Schedule 2.3(vi) sets forth all notices to, and all necessary consents, waivers, assignments, releases, authorizations and approvals of, parties to any Company Contract as are required thereunder in connection with the Merger, or for any such Company Contract to remain in full force and effect without limitation, modification or alteration (including payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay pursuant to the terms of such Company Contract had the transactions contemplated by this Agreement not occurred) after the Effective Time of the Merger, so as to preserve all rights of, and benefits to, the Company under such Company Contract from and after the Effective Time of the Merger, other than such notices, consents, waivers, assignments, releases, authorizations or approvals that if not obtained by the Company would not reasonably be expected to, individually or in the aggregate, be materially adverse to the Company (provided the foregoing exception does not extend to Company Contracts that are Material Contracts).  No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Certificate of Incorporation or the Company By-Laws is applicable to the Merger or the other transactions contemplated by this Agreement and the Related Agreements.

2.4           Consents.  Other than as set forth on Schedule 2.3(vi) as provided above, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission (each, a “Governmental Entity”) or any third party, is required by, or with respect to, the Company in connection with the execution and delivery of this Agreement and the Related Agreements to which the Company is a party or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) such other filings, authorizations, consents and approvals of third parties that are not Governmental Entities that if not obtained or made would not reasonably be expected to be materially adverse to the Company.

2.5           Governmental Authorization.  Schedule 2.5 lists each consent, license, permit, grant or other authorization issued to the Company or to any current or former employee on behalf of the Company or for the express benefit of the Company by a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its properties or (ii) which is required for the operation of its business as currently conducted or as currently proposed to be conducted prior to the Closing or for the holding of any such interest (collectively, the “Company Authorizations”).  The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company to operate or conduct its business as currently conducted.  Neither the Company nor, to the Company’s knowledge, any such Employee is in violation of any material term of any Company Authorization.

2.6           Capital Structure.

(a)           The authorized capital stock of the Company consists solely of 52,000,000 shares of Common Stock, par value $0.00001 per share, 40,000,000 of which are designated as Series 1 Common Stock and 12,000,000 of which are designated as Series 2 Common Stock, and 12,750,600 shares of Series A Preferred Stock, par value $0.0001 per share.  As of the date hereof, there are 44,613 shares of Series 1 Common Stock issued and outstanding, 9,953,679 shares of Series 2 Common Stock issued and outstanding, 12,750,504 shares of Series A Preferred Stock issued and outstanding. As of the date hereof, the outstanding shares of Series A Preferred Stock are convertible into 12,750,504 shares of Series 1 Common Stock.  The Company has reserved a sufficient number of shares of Company Common Stock for issuance upon conversion of the Series A Preferred Stock.  The Company has reserved an aggregate of 40,000,000 shares of Series 1 Common Stock for issuance pursuant to the Company’s 2008 Equity Incentive Plan, under which as of the date of this Agreement, Company Options are outstanding for an aggregate of 4,186,058 shares of Series 1 Common Stock, Company RSUs are outstanding for an aggregate of 196,896 shares of Series 1 Common Stock, and 1,267,559 shares of Series 1 Common Stock are available for future grant.  The Company has delivered to Parent true and complete and current copies of the Company’s form(s) of stock option agreement evidencing Company Options, form(s) of RSU agreement evidencing Company RSUs and the Company’s 2008 Equity Incentive Plan.  The Company has no shares of Company Capital Stock subject to outstanding Company Equity Rights issued outside of the Company’s 2008 Equity Incentive Plan.  As of the date hereof, there are outstanding Company Warrants to purchase an aggregate of 289,496 shares of Series 1 Common Stock.  The Company has reserved a sufficient number of shares of Series 1 Common Stock for issuance upon exercise of Company Warrants outstanding on the date hereof.  All shares of Series 1 Company Stock subject to issuance upon the exercise of Company Options and Company Warrants and settlement of Company RSUs outstanding as of the date of this Agreement, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.  As of the date of this Agreement, there are no other issued and outstanding shares of capital stock or other securities of the Company and no outstanding Company Equity Rights.  Schedule 2.6(a) accurately sets forth, as of the date of this Agreement, the name of each Person that is the registered owner of any shares of Company Capital Stock or any Company Equity Rights and the number of such shares so owned by such Person or shares that may be acquired upon exercise or settlement of any Company Equity Rights.  The number of such shares set forth as being so owned by such Person constitutes the entire interest of such Person in the issued and outstanding capital stock or voting securities of the Company.  All issued and outstanding shares of Company Capital Stock: (i) are duly authorized, validly issued, fully paid and non-assessable and are free of any Lien, preemptive rights, rights of first refusal or “put” or “call” rights created by statute, the Company Certificate of Incorporation, the Company By-Laws or any Contract to which the Company is a party or by which the Company is bound, and (ii) have been offered, sold and delivered by the Company in compliance with all applicable Laws, including federal and state securities Laws.  There are no declared or accrued but unpaid dividends (or similar rights) with respect to any Company Common Stock.  Other than the Series A Total Dividend Amount, there are no declared or accrued but unpaid dividends (or similar rights) with respect to the Series A Preferred Stock.  The Company is not under any obligation to register under the Securities Act any shares of Company Capital Stock or any other securities of the Company, whether currently outstanding or that may subsequently be issued.

(b)           All preferential rights of any holder of Company Common Stock in connection with the sale of substantially all of the assets of the Company or a merger involving the Company are set forth in the Company Certificate of Incorporation.  Other than as set forth on Schedule 2.6(b), the Company has never repurchased, redeemed or otherwise reacquired (or agreed, committed or offered (in writing or otherwise) to repurchase, redeem or otherwise reacquire) any Company Common Stock.

(c)           Except for the Company’s 2008 Equity Incentive Plan, the Company has never adopted, sponsored or maintained any option plan or any other plan or agreement providing for equity compensation to any Person. The exercise price of each Company Option is no less than the fair market value (as determined by the Company Board in accordance with the Company’s 2008 Equity Incentive Plan) of a share of Series 1 Common Stock as determined on the date of grant of such Company Option.  All grants of Company Options and Company RSUs were validly issued and properly approved by the Board in accordance with all applicable Laws and, with respect to Company Options, no such grants involved any “backdating” or other option grant timing or similar practices with respect to the effective date of grant.  Any required approval by the Stockholders by the necessary number of votes or written consent and each such grant was made in accordance with the terms of the Company’s 2008 Equity Incentive Plan and all other applicable Law.  No Company Option has, within the past year, been subject to a repricing or other modification of its terms after the grant date thereof.

(d)           Except as set forth on Schedule 2.6(a), there are no Company Equity Rights or Contracts obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Capital Stock or obligating the Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such Company Equity Right.  There are no outstanding or authorized equity appreciation, phantom equity, profit participation or other similar rights with respect to the Company.

(e)           There are no (i) voting trusts, proxies, or other Contracts with respect to the Company Common Stock to which the Company is a party, by which the Company is bound, or of which the Company has knowledge, or (ii) Contracts to which the Company is a party, by which the Company is bound, or of which the Company has knowledge relating to the registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any Company Common Stock.

(f)           As of the date of this Agreement, no Person has any right to acquire any shares of Company Capital Stock or Company Equity Rights from the Company or, to the Company’s knowledge, any Stockholder.  Other than as set forth on Schedule 2.6(f), there are no Contracts relating to voting, purchase or sale of any Company Capital Stock between or among the Company and any of the Stockholders, and to the Company’s knowledge, between or among any of the Stockholders, other than the Stockholder Consents.

(g)           As of the Effective Time of the Merger, the final Merger Consideration Allocation Schedule to be provided by the Company to Parent pursuant to Section 4.21 will accurately allocate the Closing Cash, Closing Stock, Escrow Cash, Escrow Stock, Parent Options and Parent RSUs among the holders of Company Capital Stock and Company Equity Rights in accordance with (i) the terms hereof, (ii) the Company Certificate of Incorporation, and (iii) the applicable Security Governing Documents.

2.7           Company Financial Statements and Internal Controls.

(a)           Schedule 2.7(a) sets forth (i) the unaudited balance sheets and the related unaudited statements of operations, stockholders equity (deficit) and cash flows of the Company for the fiscal years ended December 31, 2009 and December 31, 2010 and (ii) the unaudited balance sheet (the “Company Balance Sheet”) of the Company as of January 31, 2011 (the “Balance Sheet Date”) and the related unaudited statements of operations and cash flows of the Company for the one month ended January 31, 2011 (the financial statements referred to in items (i) and (ii), collectively, the “Company Financial Statements”).  The Company Financial Statements have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved and fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as of the dates and during the periods indicated therein (subject, in the case of unaudited interim period financial statements, to normal year-end audit adjustments, none of which individually or in the aggregate would be material in amount, and the omission of notes thereto).

(b)           The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances given the size and stage of development of the Company (i) that material transactions and expenditures of the Company (other than customer purchases) are being executed and made only in accordance with appropriate authorizations of management and the Company Board, and (ii) that the Company’s ability to record, process, summarize and report financial data is not materially adversely affected (collectively, the “Controls”).  Neither the Company nor to the Company’s knowledge, any current or former employee or director of the Company, has identified any fraud, whether or not material, that involves the Company’s management or other current or former employees or directors of the Company who have a role in the preparation of financial statements or the Controls utilized by the Company, or any written claim or allegation regarding any of the foregoing.  Neither the Company nor, to the Company’s knowledge, any director, officer, employee, auditor or accountant of the Company has received any material written complaint, allegation, assertion or claim regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its Controls or any material inaccuracy in the Company’s financial statements.  No attorney representing the Company, whether or not employed by the Company, has reported to the Company Board or any committee thereof or to any director or officer of the Company evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors or employees.  There has been no change in the Company’s accounting policies since the Company’s inception, except as described in the Company Financial Statements.

(c)           To the Company’s knowledge, no Employee has provided information to any Governmental Entity regarding the commission of any crime by the Company or the violation by the Company of any Law or Order applicable to the Company.

(d)           The Current Net Working Capital Statement was prepared by the Company in good faith based on reasonable assumptions and fairly presents the Company’s Net Working Capital as of January 31, 2011 (as determined in accordance with GAAP applied on a consistent basis).  The Current Net Working Capital Statement also presents the Company’s estimated Net Working Capital as of March 31, 2011, and such estimate was prepared in good faith based on reasonable assumptions.

2.8	Liabilities.

(a)           The Company has no (i) Liability of the type required to be reflected on a balance sheet prepared in accordance with GAAP, except for those (A) reflected on the Company Balance Sheet, (B) that have arisen in the ordinary course of the Company’s business consistent with past practices since the Balance Sheet Date in amounts that are less than $75,000 individually, or (C) for Transaction Expenses, or (ii) “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act), the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company.  As of the date hereof, there were no material loss contingencies (as such term is used in FASB ASC Topic 450) that were not adequately reserved for on the Company Balance Sheet or set forth on Schedule 2.8(a) to the extent required by FASB ASC Topic 450.  From the date hereof to the Closing Date, the Company shall have given prompt written notice to Parent of any material loss contingencies (as such term is used in FASB ASC Topic 450) that shall have arisen between the date hereof and the Closing Date and would be required to be disclosed in financial statements prepared as of the Closing Date in accordance with FASB ASC Topic 450 (it being understood that (x) any matter disclosed in any such notice shall be for informational purposes only and shall not serve as the basis for any liability hereunder and (y) the unintentional failure of the Company to provide any such notice shall not form the basis for any liability hereunder).

(b)           Schedule 2.8(b) sets forth an accurate and complete breakdown of (i) the aging of the accounts payable and accrued expenses of the Company as of December 31, 2010; and (ii) any customer deposits or other deposits held by the Company as of December 31, 2010.

(c)           All outstanding accounts payable of the Company represent valid obligations arising from bona fide purchases of assets or services, which assets or services have been delivered to the Company to the extent such delivery is required by the Contract governing the provision of such assets or services.  Since December 31, 2010, the Company has paid all of its accounts payable in the ordinary course of business consistent with past practices and has not delayed or renegotiated payment of, or refused to pay, any of its accounts payable, except consistent with its past practices.

(d)           The Company has not, at any time, (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against it, any bankruptcy petition or similar filing, (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets, (iv) admitted in writing its inability to pay its debts as they become due, or (v) been convicted of, or pleaded guilty or no contest to, any felony.

(e)           The Company is not a party to any Contract (excluding any Contracts disclosed pursuant to Section 2.16(a)(ix)) whereby it has guaranteed or otherwise agreed to cause, insure or become liable for, or pledged any of its assets to secure, the performance or payment of any obligation or other Liability of any Person (other than the Company).

2.9           Absence of Certain Changes.  Except as set forth in Schedule 2.9, since January 31, 2011 (except as it relates to clauses (e), (q) and (u) of this Section 2.9, which shall be from January 31, 2011 to the date of this Agreement), there has not been, occurred or arisen any:

(a)            transaction by the Company, except in the ordinary course of business and consistent with past practices and in an amount not in excess of $75,000 in any individual case;

(b)           amendments or changes to the Company Certificate of Incorporation or Company By-Laws;

(c)           capital expenditure or capital commitment by the Company in any amount in excess of $75,000 in any individual case or $150,000 in the aggregate;

(d)           payment, discharge or satisfaction, in any amount in excess of $50,000 in any one case, of any Liability, other than payments, discharges or satisfactions in the ordinary course of business and consistent with past practices of liabilities reflected or reserved against in the Company Balance Sheet;

(e)           destruction of, damage to or loss of any material assets of the Company (whether or not covered by insurance);

(f)           unscheduled work stoppage or labor strike, or any material action, suit, claim, labor dispute or grievance relating to any labor or employment matter involving the Company, including charges of wrongful discharge, discrimination, wage and hour violations, or other unlawful labor and/or employment practices or actions;

(g)           change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company, except as required by GAAP;

(h)           revaluation by the Company of any of its assets, including the writing down of the value of inventory or writing off of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(i)           (x) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Stock (other than accrual of dividends on Series A Preferred Stock pursuant to the Company’s Certificate of Incorporation), or any direct or indirect redemption, purchase or other acquisition by the Company of any Company Capital Stock, other than repurchases of Company Capital Stock from Employees, consultants or other Persons performing services for the Company pursuant to agreements under which the Company has the option to repurchase such Company Capital Stock at cost upon the termination of employment or other services, (y) any split, combination or reclassification of any Company Capital Stock, or (z) any issuance or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for, any Company Capital Stock;

(j)            other than in the ordinary course of business consistent with past practice, (x) any increase in the salary or other compensation payable or to become payable by the Company to any of their officers, directors, Employees, consultants, contractors, or advisors, including the modification of any existing compensation or equity arrangements with such individuals (including any repricing of any Company Equity Rights or any amendment of any vesting terms related thereto held by such individuals) or (y) the declaration, payment or commitment or obligation for the payment by the Company of a bonus or other additional salary or compensation to any such Person;

(k)           employee terminations and/or layoffs, and the Company has in all material respects preserved intact and kept available the services of its employees in accordance with past practice, it being understood that termination of employees with poor performance ratings or for cause shall not constitute a violation of this clause (k);

(l)           (i) grant of any severance or termination pay or bonus to any director, officer or Employee, except payments made pursuant to written Contracts outstanding on the date hereof and as disclosed in Schedule 2.16(a)(xv) of the Company Disclosure Letter, (ii) adoption or amendment of any employee benefit plan or severance plan, or (iii) entering into any employment contract, extension of any employment offer, payment or agreement to pay any bonus or special remuneration to any director or Employee (other than contracts or offers for at-will employment relationships (in each case, except where such contract or offer included any equity-based awards) that are terminable at-will by the Company without cost or liability (other than payment of compensation accrued up to the time of termination));

(m)           entering into of any Material Contract, any termination, extension, amendment or modification of the terms, of any Material Contract or any waiver, release or assignment of any material rights or claims thereunder, except in the ordinary course of business and consistent with past practices;

(n)           sale, lease, license or other disposition of any of the material assets or properties of the Company, or creation of any Lien in such assets or properties, except sales of inventory in the ordinary course of business and consistent with past practices;

(o)           loan by the Company to any Person, incurrence by the Company of any indebtedness for money borrowed, guarantee by the Company of any indebtedness for money borrowed, issuance or sale of any debt securities of the Company or purchase of or guaranteeing of any debt securities of others, except for advances to Employees for travel and business expenses or extensions of credit to customers in the ordinary course of business and consistent with past practices;

(p)           waiver or release of any material right or claim of the Company, including any write-off or other compromise of any account receivable of the Company, except in the ordinary course of business and consistent with past practices;

(q)           commencement, or notice or threat in writing of commencement, of any lawsuit or proceeding against or investigation of the Company or its business, or commencement or settlement of any litigation or proceeding by the Company;

(r)           (i) transfer or sale by the Company of any rights to the Company Intellectual Property or the entering into of any license agreement (other than non-exclusive end-user license agreements entered into by the Company in the ordinary course of business consistent with past practices that do not include any rights with respect to source code), distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Company Intellectual Property with any Person, (ii) the purchase or other acquisition of any Intellectual Property or the entering into of any license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Intellectual Property of any Person, (iii) change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by Persons who have licensed Intellectual Property to the Company or (iv) entering into, or amendment of, any agreement with respect to the development of any Intellectual Property with a third party, in the case of each of clauses (i)-(iv), that is material to the Company;

(s)            entry into or material modification of any Contract, pursuant to which any Person was granted exclusive marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any products, services or technology of the Company;

(t)            except as set forth in Schedule 2.6(a), issuance, grant, delivery or sale (or authorization of the same) by the Company of any shares of Company Common Stock or any other Company Equity Right;

(u)           a Company Material Adverse Effect; or

(v)           entry into any Contract by the Company to do any of the things described in the preceding clauses (a) through (u) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement and the Related Agreements).

2.10         Accounts Receivable.  All of the accounts receivable of the Company reflected on the Company Balance Sheet represent bona fide transactions that arose in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied.  The allowance for collection losses on the Company Balance Sheet was established in the ordinary course of business consistent with past practice and in accordance with GAAP.  No Person has any Lien on any accounts receivable of the Company reflected on the Company Balance Sheet, and no request or agreement for deduction or discount has been made with respect to any such accounts receivable of the Company.

2.11         Restrictions on Business Activities.

(a)           There is no Company Contract (non-competition or otherwise) or outstanding judgment, injunction, order or decree to which the Company is a party, subject or otherwise binding upon the Company, that has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company, the conduct of business by the Company, or otherwise limiting the freedom of the Company to engage in or to compete with any Person, in each case whether arising as a result of a change in control of the Company or otherwise.  Without limiting the generality of the foregoing, the Company has not (i) entered into any Contract under which the Company is restricted from selling, licensing, manufacturing or otherwise distributing any of its technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market or (ii) granted any Person exclusive rights to sell, license, manufacture or otherwise distribute any of the Company’s technology or products in any geographic area or with respect to any customers or potential customers or any class of customers during any period of time or in any segment of the market or granting “most favored party” pricing to any party.

(b)           There is no Company Contract (non competition or otherwise) or judgment, injunction, order or decree to which the Company is a party or subject, or that is otherwise binding upon the Company that, following the Effective Time of the Merger, would or would reasonably be expected to (i) have the effect of prohibiting or impairing the Transitory Surviving Corporation, the Surviving Company, or Parent from freely engaging in any business practice or conduct of business of the Company or Parent as currently engaged in or conducted by the Company or Parent, (ii) cause or require Parent to grant to any third party any right to, or with respect to, any Registered Intellectual Property Right owned by, or licensed to, Parent, or (iii) result in Parent being obligated to pay any royalties or other amounts to any third party (excluding any prohibitions, impairments, grants or obligations resulting from or arising out of the interaction of any such Company Contract or judgment, injunction, order or decree with (A) any Contract of Parent, the Transitory Surviving Corporation (other than Contracts that, prior to the Effective Time of the Merger, were Company Contracts), the Surviving Company or any other Affiliate of Parent (other than the Transitory Surviving Corporation or the Surviving Company), (B) any judgment, injunction, order or decree to which the foregoing Persons are a party, subject to or bound by, or (C) the business practices or conduct of the foregoing Persons).

2.12         Real Property; Leases.

(a)           None of the real property used or occupied by the Company, in each case, together with all buildout, fixtures and improvements created thereon (“Company Real Property”), is owned by the Company, nor has the Company ever owned any real property.  All of the Company Real Property is leased or subleased by the Company, or the Company has an interest in such Company Real Property pursuant to a warehousing, license or occupancy agreement.

(b)           Schedule 2.12(b) sets forth all leases, subleases and other agreements pursuant to which the Company derive their rights in the Company Real Property (the “Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses, the date of such Lease and each amendment thereto, and the aggregate annual rent.

(c)           The Leases are (assuming the due authorization, execution and delivery thereof by the other parties thereto) valid, binding and enforceable in accordance with their respective terms, and there does not exist under any such Lease any material default by the Company or, to the Company’s knowledge, by any other Person, or any event that, with or without notice or lapse of time or both, would constitute a material default by the Company or, to the Company’s knowledge, by any other Person.  The consummation of the transactions contemplated by this Agreement or the Related Agreements will not, in connection with such Leases, (i) impose any penalty or additional fee upon the Company, the Transitory Surviving Corporation or the Surviving Company, as successor in interest to the Company, (ii) cause the provisions of any Lease to be altered, or (iii) cause a breach or default with respect to any Lease.  The Company has made available to Parent true and complete copies of all Leases, including all amendments and agreements related thereto, and the Leases constitute the entire agreement between the Company and each landlord or sublandlord with respect to the Company Real Property.  All rent and other charges currently due and payable under the Leases have been paid, subject to any good faith disputes over such charges.

(d)           The Company is the holder of the tenant’s interest under the Leases and has not assigned the Leases or subleased all or any portion of the premises leased thereunder.  The Company has not made any alterations, additions or Improvements to the premises leased under the Leases that are required to be removed (or of which any landlord or sublandlord could require removal) at the termination of the applicable Lease term.  The Company owns or leases from third parties all trade fixtures, equipment and personal property located in the premises leased under the Leases and the landlords thereunder have no Lien thereon or claim thereto.

(e)           All Improvements on the Company Real Property owned by, leased to, or used by the Company (i) to the knowledge of the Company substantially conform to all applicable state and local Laws, including zoning and building ordinances and health and safety ordinances, and to the knowledge of the Company, such Company Real Property is zoned for the various purposes for which the Company Real Property and Improvements thereon are presently being used, (ii) are in good repair (ordinary wear and tear excepted) and are suitable for the use presently being made of such Improvements by the Company and (iii) are adequate and sufficient for the operation of the business of the Company.

2.13         Assets; Absence of Liens.

(a)           The Company has good and valid title to, or, in the case of Company Real Property and leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the Company Financial Statements.

(b)           All facilities, machinery, equipment, fixtures, vehicles, and other tangible personal properties owned, leased or used by the Company (i) are adequate for the conduct of the business of the Company as currently conducted, (ii) are in good operating condition, subject to normal wear and tear, and reasonably fit and usable for the purposes for which they are being used, and (iii) comply in all respects with, and are being operated and otherwise used in material compliance with, all applicable Law.

2.14         Intellectual Property.

(a)           General.  Schedule 2.14(a)(i) sets forth a true and complete list of all Registered Intellectual Property Rights, specifying, as applicable: the jurisdictions by or in which such intellectual property has been issued or registered or in which an application for such issuance or registration has been filed (or, in the case of Domain Names, the registrars with which such Domain Names are registered), including the respective registration or application numbers and dates of issuance, registration or filing, as applicable.  Schedule 2.14(a)(ii) sets forth a true and complete list of all Company Contracts pursuant to which the Company is authorized to use Intellectual Property of another Person (excluding Standard Inbound Licenses and Standard NDAs).  Schedule 2.14(a)(iii) sets forth a true and complete list of all Company Contracts pursuant to which Company has authorized any Person to use any Company Intellectual Property (other than pursuant to the Company’s applicable standard terms and conditions of sale, license or lease, which standard terms and conditions have been made available to Parent).  Each Registered Intellectual Property Right: (x) is, to the Company’s knowledge, valid, subsisting and in full force and effect (or in the case of applications, applied for); (y) has not been abandoned or passed into the public domain, other than through the expiration of Registered Intellectual Property Rights at the end of their terms as intentionally permitted by the Company and as indicated on Schedule 2.14(a)(i); and (z) is free and clear of all Liens.

(b)           Sufficiency of Company Intellectual Property.  The Company Intellectual Property constitutes all of the Intellectual Property used in and/or necessary to the conduct of the Company’s business as it is currently conducted and as it is currently planned to be conducted by the Company prior to the Closing, including the design, development, manufacture, use, import and sale of any of the Company Products, provided that with respect to Patents, the foregoing representation is made only to the Company’s knowledge.

(c)           Title to Company Intellectual Property.  Each item of Intellectual Property used in and/or necessary to the conduct of the Company’s business as it is currently conducted and as it is currently planned to be conducted by the Company prior to the Closing either: (i) is exclusively owned by the Company and was written and created solely by employees of the Company acting within the scope of their employment or by third parties, all of which employees and third parties have validly and irrevocably assigned (and/or waived in the case of moral rights) all of their rights, including any Intellectual Property therein, to the Company except as set forth on Schedule 2.14(c)(i), and no such third party owns or has any rights to any such Intellectual Property (other than reversionary interests under the U.S. Copyright Act); or (ii) is duly and validly licensed to the Company for use in the manner currently used by the Company and as currently planned to be used by the Company prior to the Closing, provided that with respect to Patents, the representation in this clause (ii) is made only to the Company’s knowledge.  In each case in which the Company has acquired ownership of any Intellectual Property from any Person, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property to the Company (other than reversionary interests under the U.S. Copyright Act).  No Person who has licensed Intellectual Property to the Company has ownership rights or license rights to improvements or derivative works made by the Company in such Intellectual Property.  The Company has not transferred to any Person ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property that is or was Company Intellectual Property to any Person (other than the expiration of Registered Intellectual Property Rights at the end of their terms as intentionally permitted by the Company and as indicated on Schedule 2.14(a)).  None of the Company Intellectual Property owned by the Company is jointly owned by any other Person.

(d)           Validity; Enforceability.  To the Company’s knowledge, there are no facts or circumstances that would: (i) render any Company Intellectual Property that is owned by the Company invalid or unenforceable; (ii) adversely affect any pending application for any Registered Intellectual Property Right (other than any outstanding patent office rejections or objections in such applications); or (iii) adversely affect or impede the ability of the Company to use any Company Intellectual Property in the conduct of the Company’s business as it is currently conducted or as it is planned to be conducted by the Company prior to Closing.  The Company has not misrepresented, or failed to disclose, any fact or circumstance in any application for any Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Registered Intellectual Property Right.

(e)           Maintenance of Registered Intellectual Property Rights.  All necessary registration, maintenance and renewal fees due as of the Effective Time of the Subsequent Merger, or, in the event of the Company Election, the Effective Time of the Merger, in connection with each item of Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Registered Intellectual Property Rights due as of the Effective Time of the Subsequent Merger, or, in the event of the Company Election, the Effective Time of the Merger, have been filed with the relevant patent, copyright, trademark, domain name registrar or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property Rights.  There are no actions that must be taken by the Company within one hundred twenty (120) days following the Closing, including the payment of any registration, maintenance or renewal fees or the filing of any responses to pending office actions that have been received by the Company or its attorneys as of the Effective Time of the Subsequent Merger, or, in the event of the Company Election, the Effective Time of the Merger, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Registered Intellectual Property Rights.  To the maximum extent provided for by, and in accordance with, applicable laws and regulations, the Company has recorded in a timely manner each such assignment of a Registered Intellectual Property Right assigned to the Company with the relevant governmental authority, including the United States Patent and Trademark Office (the “PTO”), the U.S. Copyright Office or their respective counterparts in any relevant foreign jurisdiction, as the case may be.

(f)            Conduct of the Company.  The Company has taken commercially reasonable steps to protect, preserve and maintain the confidentiality of the Company Intellectual Property not otherwise protected by Patents or Trademarks and which the Company has desired to maintain in confidence, and the secrecy, confidentiality, value and the Company’s rights in the Confidential Information of the Company and those provided by any Person to the Company, including by having and enforcing a policy requiring all current and former officers, employees, consultants and contractors of the Company involved in the development of any Company Products, Software or Intellectual Property for the Company to execute appropriate confidentiality and assignment agreements, copies of which have been made available to Parent.  To the Company’s knowledge, there has been no violation or unauthorized disclosure of any Confidential Information related to the Company’s business, the Company, or obligations of confidentiality with respect to such.

(g)           No Violation; Restriction.

(i)           The operation of the Company’s business as it is currently conducted, including, but not limited to, the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of any of the Company Products, does not infringe or misappropriate any Intellectual Property of any Person (provided that with respect to Patents, the foregoing representation is made only to the Company’s knowledge), defame or libel any Person, or constitute unfair competition or trade practices under the laws of any jurisdiction in which the Company conducts business.  The Company has not received written notice from any Person claiming that such operation or any Company Product infringes or misappropriates any Intellectual Property of such Person, defames or libels such Person, or constitutes unfair competition or trade practices under the laws of any jurisdiction; or inviting the Company to take or obtain any license, authorization, covenant not to sue, or the like from such Person in connection with possible infringement or misappropriation of any Intellectual Property of such Person or other such claim; or threatening any Proceeding relating to any Intellectual Property of such Person or other such claim.

(ii)           To the Company’s knowledge, no Person is violating, infringing or misappropriating any Company Intellectual Property.

(iii)           To the Company’s knowledge, there are no Proceedings before any Governmental Entity (including before the PTO) anywhere in the world related to any Company Intellectual Property owned by or exclusively licensed to the Company, including any Registered Intellectual Property Rights.

(iv)           No Company Intellectual Property owned by or exclusively licensed to the Company, or Company Product offered by the Company, is subject to any Proceeding or any outstanding Order, office action, settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or that affects the validity or enforceability of such Company Intellectual Property.

(h)           Transferability.  Except as otherwise disclosed in Schedule 2.3 or Schedule 2.11:  (i) upon the Effective Time of the Subsequent Merger, or, in the event of the Company Election, the Effective Time of the Merger, all Company Intellectual Property will be owned by the Surviving Company or will be immediately available for use and practice by the Surviving Company on terms and conditions identical to those under which the Company currently uses or practices such Company Intellectual Property, without any affirmative act by the Transitory Surviving Corporation or the Surviving Company, Parent or any other Person, including any assignment, release, consent, approval or other right obtained or any consideration not yet paid; (ii) upon the Effective Time of the Subsequent Merger, or, in the event of the Company Election, the Effective Time of the Merger, all Company Intellectual Property owned by the Company will be fully transferable, alienable or licensable by the Surviving Company (including to Parent, and again by Parent to any Person) without restriction, without any affirmative act by the Transitory Surviving Corporation or the Surviving Company, Parent, or any other Person, including any assignment, release, consent, approval or other right obtained or any consideration not yet paid; and (iii) the consummation of the transactions as contemplated by this Agreement and the Related Agreements will not result in any loss of, or the diminishment in value of, any Company Intellectual Property or the right to use any Company Intellectual Property.  Notwithstanding the foregoing, the representations and warranties made under this subsection (h) shall exclude any acts required by, and any restrictions, losses or diminishments in value resulting from or arising out of (A) any Contract of Parent, the Transitory Surviving Corporation or the Surviving Company (other than Contracts that, prior to the Effective Time of the Subsequent Merger, or, in the event of the Company Election, the Effective Time of the Merger, were Company Contracts) or any other Affiliate of Parent (other than the Transitory Surviving Corporation or the Surviving Company), (B) any judgment, injunction, order or decree to which the foregoing Persons are a party, subject to or bound by, or (C) the business practices or conduct of the foregoing Persons (other than Parent, Merger Sub’s and Sister Sub’s entry into this Agreement or the performance of their respective obligations hereunder).

(i)            Company Source Code.  The Company has no Contracts pursuant to which the Company has deposited, or is or may be required to deposit, in escrow with a third party, any Company Source Code.  Neither the Company nor any third party acting on its behalf, has disclosed or delivered to any Person, or permitted the disclosure or delivery to any Person of, any Company Source Code.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or any third party acting on the Company’s behalf to any Person of any Company Source Code.

(j)            Government or Third Party Funding. No government funding; facilities of a university, college, other educational institution or research center; or funding from third parties was used by the Company in the development of Software programs or applications owned by the Company.  To the knowledge of the Company, no current or former employee, consultant or independent contractor of the Company, who was involved in, or who contributed to, the creation or development of any of the Company Intellectual Property, has performed services for any government, or any university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(k)           Open Source.  No Software covered by any Company Intellectual Property is distributed as “open source software”  or under any licensing or distribution model that purports to require the distribution of or access to source code or purports to restrict the ability to charge for distribution of or to use Software for commercial purposes (including, but not limited to, the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, Netscape Public License, Sun Community Source License and Sun Industry Standards License) (“Open Source Terms”).  Set forth on Schedule 2.14(k) attached hereto is a list of any “open source software” used by, owned by, or licensed to or from the Company.  No Software that is incorporated into, integrated or bundled with, or used in the development or compilation of any of the Company’s products or services is distributed as “open source software” or under Open Source Terms.  The Company has used commercially reasonable efforts to (i) identify Software licensed under Open Source Terms, (ii) regulate the use and distribution of Software licensed under Open Source Terms in connection with its products and services and the development thereof, and (iii) avoid the release of the source code of any Software included in the Company Intellectual Property.

(l)           Privacy.  The Company has complied in all material respects with all applicable Laws and with the Company’s published privacy policies and internal guidelines and procedures, each as in effect from time to time, relating to privacy and data security, including with respect to the collection, use, disclosure and transfer (including cross-border transfers) of Personally Identifiable Information collected, used or held by the Company.  To the Company’s knowledge, the execution, delivery and performance of this Agreement and the Related Agreements, and the consummation of the transactions contemplated hereby and thereby, and the provision of any information about users of the Company’s products and services by the Company, the Transitory Surviving Corporation or the Surviving Company to Parent, complies with all applicable Laws relating to privacy and data security, and the Company’s published privacy policies and internal guidelines and procedures, each as in effect from time to time.

(m)          DMCA Safe Harbors.  The Company operates and has operated its business in such a manner as to take reasonable advantage, if and when applicable, of the safe harbors provided by Section 512 of the Digital Millennium Copyright Act.

(n)           No Contaminants.  To the Company’s knowledge, the Software used in the operation of its business is substantially free of any material defects, bugs and errors, and does not contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials that could not be timely remedied using generally-accepted industry standard measures (collectively, “Contaminants”).

(o)           Data Security.  Since its inception, the Company has taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the information technology systems used in connection with the operation of the Company’s business are substantially free from Contaminants.  The Company takes and has taken commercially reasonable measures (and all measures required by Law) to ensure that Personally Identifiable Information is protected against unauthorized access, disclosure, use, modification or other misuse.  To the Company’s knowledge, there have been no (a) unauthorized accesses to, intrusions to or breaches of the security of such information technology systems; (b) complaints submitted to, notices to, Proceedings conducted by or claims asserted by any Person (including any Governmental Entity) regarding the Company’s collection, use, transmission, disclosure or sharing of Personally Identifiable Information by any Person; or (c) violations of any applicable Law; and no claim regarding any matter covered by subsections (a), (b) or (c) of this Section 2.14(o) has been threatened in writing or is pending.  The Company has implemented all commercially reasonably necessary and prudent security patches and upgrades that are generally available for the information technology systems used in the Company’s business.

(p)           Each of the Company’s Employees involved in the development of Company Products, Company Source Code or Software has entered into the Company’s standard form of employee invention assignment agreement (“EIA Agreement”) and such EIA Agreement is in full force and effect.

2.15         Product Warranties; Defects; Liabilities.  Each Company Product is and has been in conformity in all material respects with the specifications for such Company Product, all applicable contractual commitments and all applicable express and implied warranties therefor.  The Company does not have any liability or obligation for replacement or repair thereof or other damages in connection therewith except liabilities or obligations for replacement or repair incurred in the ordinary course of business consistent with past practice or for which a reserve has been established on the Company Balance Sheet.  No Company Product is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, license or lease or that implied or imposed by applicable Law.  Schedule 2.15 includes a copy of the standard terms and conditions of sale, license, or lease for each of the Company Products.

2.16         Material Contracts.

(a)            Except for this Agreement, Contracts between the parties, and the Contracts specifically identified in Schedule 2.16, the Company is not a party to or bound by any of the following Contracts as of the date of this Agreement (each a “Material Contract”):

(i)           any distributor, dealer, original equipment manufacturer, reseller, value added reseller, sales, agency or manufacturer’s representative Contract under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for any Company Products;

(ii)           any continuing Contract for the purchase, sale or license to the Company of materials, supplies, equipment, services, Software, Intellectual Property or other assets involving in the case of any such Contract more than $75,000 over the life of the Contract (other than Standard Inbound Licenses);

(iii)           any Contract that, by its terms, requires payments by the Company in excess of $37,500 per annum and may not be terminated by the Company within twelve (12) months from the date of this Agreement without any breach thereof or without the Company being obligated to pay any penalty, premium or additional payments (excluding Contracts that expire without renewal prior to such date);

(iv)           any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(v)           any Contract for capital expenditures in excess of $75,000 in the aggregate;

(vi)          any Contract limiting the freedom of the Company to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property owned by the Company, or any Contract granting “most favored party” pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services (other than, with respect to the immediately preceding clause only, restrictions applicable to Company Intellectual Property owned by third parties and imposed pursuant to the licenses applicable to such Company Intellectual Property, which licenses have been made available to Parent (other than Standard Inbound Licenses));

(vii)         any Contract pursuant to which the Company is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $75,000 per annum;

(viii)        any Contract (excluding those described in Section 2.16(a)(xv)) with any of the Company’s officers, directors, employees or Stockholders or to the Company’s knowledge, any member of their immediate families, other than Contracts for the sale of Company Products to such individuals.

(ix)           any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person involving an amount in excess of $75,000 (other than pursuant to the Company’s applicable standard terms and conditions of sale, license or lease);

(x)           any Contract pursuant to which any third Person is licensed or otherwise authorized to use any Company Intellectual Property (other than pursuant to the Company’s applicable standard website terms of use as posted on the Company’s Tinyprints.com website immediately prior to the date of this Agreement), and all Company Contracts pursuant to which the Company is licensed or otherwise authorized to use any Company Intellectual Property (other than pursuant to Standard Inbound Licenses);

(xi)           any Contract pursuant to which the Company has agreed to any restriction on the right of the Company to use or enforce any Company Intellectual Property or pursuant to which the Company agrees to encumber, transfer or sell rights in or with respect to any Company Intellectual Property (other than pursuant to the Company’s applicable standard terms and conditions of sale, license or lease, which standard terms and conditions have been made available to Parent);

(xii)          any Contract providing for the development of any Software, content, technology or Intellectual Property, independently or jointly, by or for the Company that is used in and/or necessary to the conduct of the Company’s business as it is currently conducted;

(xiii)         (A) any joint venture Contract or (B) any Contract that involves (1) royalties payable to another Person, or (2) a sharing of revenues, profits, cash flows, expenses or losses with other Persons, in case of clause (B)(2) involving in excess of $50,000 per annum;

(xiv)         any agreement of indemnification or warranty or any Contract containing any support, maintenance or service obligation or cost on the part of the Company (other than pursuant to the Company’s applicable standard terms and conditions of sale, license or lease);

(xv)         any Contract for the employment of any director, officer, employee or consultant of the Company or any other type of Contract with any officer, employee or consultant of the Company, in each case that has any provisions that are currently operative or otherwise in effect, that is not immediately terminable by the Company without cost or liability (other than payment of compensation accrued up to the time of termination), including any Contract requiring it to make a payment to any director, officer, employee or consultant on account of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(xvi)         any Company Equity Rights or plan (including any stock option, merger and/or stock bonus plan) obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Equity Rights or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any Company Equity Rights (except for the repurchase of restricted stock held by a terminated employee or consultant);

(xvii)        any Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, other than in the ordinary course consistent with past practice, involving the expenditure of $75,000 or more;

(xviii)      any Contract with any Governmental Entity or any material Company Authorization;

(xix)         any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into in the ordinary course of business pursuant to a Standard NDA and the confidentiality provisions of a standard form employee invention assignment agreement;

(xx)          any settlement agreement;

(xxi)         any Contract pursuant to which (a) material rights of any third party are triggered or become exercisable (other than rights to consent to assignment of such Contract by operation of law pursuant to the Subsequent Merger), or (b) any rights of any third party are triggered or become exercisable that would reasonably be expected to materially adversely affect the Company as a result of the execution of this Agreement or the consummation of the Merger or the other transactions contemplated hereunder; or

(xxii)        any other oral or written Contract or obligation not listed in clauses (i) through (xxi) that individually had or has a value or payment obligation in excess of $110,000 over the life of the Contract or is otherwise material to the Company.

(b)           All Material Contracts are in written form.  The Company has performed in all material respects all of the obligations required to be performed by it under, and to the knowledge of the Company is not alleged to be in default in respect of, any Material Contract.  Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies.  There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or to the Company’s knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a material rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or adversely modify any Material Contract.  The Company has not received, to its knowledge, any notice regarding any actual or possible violation or breach of, default under, or intention to cancel or adversely modify any Material Contract.  The Company has no Liability for renegotiation of government Contracts.  True, correct and complete copies of all Material Contracts have been made available to Parent prior to date of this Agreement.

2.17         Change of Control Payments.  Schedule 2.17 sets forth each plan or Contract of the Company (other than this Agreement or the Related Agreements) pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers, directors or Employees of the Company as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement or the Related Agreements.

2.18         Interested Party Transactions.

(a)           To the Company’s knowledge, except as set forth in Schedule 2.18(a), no officer, director or Affiliate of the Company (nor any ancestor, sibling, descendant or spouse of any of such Persons), (i) has, directly or indirectly, any direct or indirect ownership interest in any Person that does business with or has any contractual arrangement with, or that competes with, the Company (except with respect to any interest in less than one percent (1%) of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or is otherwise directly or indirectly interested in, any Contract with the Company, except for normal compensation for services as an officer, director or employee of the Company that have been disclosed to Parent, or (iii) has any interest in any property, real or personal, tangible or intangible (including any Company Intellectual Property) that is used in, or that pertains to, the business of the Company, except for the rights of a Stockholder pursuant to the DGCL.  Notwithstanding the foregoing, no disclosure shall be required pursuant to this Section 2.18 with respect to portfolio companies of the Company’s investors, provided that such arrangements between such portfolio companies and the Company (i) are on commercially reasonable terms and (ii) to the knowledge of the Company, do not involve a Material Contract.

(b)           There are no receivables of the Company owed by any director, officer, Employee, or consultant to the Company (or to the Company’s knowledge, any ancestor, sibling, descendant, or spouse of any such Persons), other than advances in the ordinary and usual course of business for reimbursable business expenses (as determined in accordance with the Company’s established employee reimbursement policies and consistent with past practice).  No Stockholder has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or Liability of the Company.

2.19         Compliance with Laws.  The Company has complied in all material respects with and is in compliance in all material respects with, is not in material violation of, and has not received any written notices of material violation with respect to, any applicable Law.  The Company has not received any written notice from any Governmental Entity or any other Person regarding any actual, alleged, possible or potential material violation of, or material failure to comply with, any applicable Law.

2.20         Litigation.  There is no action, suit or proceeding of any nature pending or, to the Company’s knowledge, threatened against the Company or any of its properties or assets or any of its officers, directors, or Specified Employees, in their respective capacities as such.  There is no investigation pending or, to the Company’s knowledge, threatened against the Company or any of its properties or any of its officers, directors, or Specified Employees, in their respective capacities as such, by or before any Governmental Entity.  No Governmental Entity has at any time challenged or questioned in writing the legal right of the Company to conduct its operations as presently or previously conducted and none of the Company or its properties is subject to any order that materially impairs the Company’s ability to operate.  Schedule 2.20 lists each action, suit or proceeding that has ever been commenced by or against the Company by a third party involving claims for monetary damages in excess of $75,000 or equitable relief and includes a brief background of each such proceeding and the status or outcome of each such proceeding.

2.21         Insurance.  Schedule 2.21 sets forth all insurance policies and fidelity bonds maintained by the Company covering the assets, business, equipment, properties, operations, Employees, officers and directors of the Company or any Affiliate thereof, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies.  There is no claim by the Company or any Affiliate thereof pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  There is no pending claim that will exceed the policy limits.  All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and the Company is otherwise in compliance with the terms of such policies and bonds.  The Company has no knowledge of a threatened termination of, or material premium increase with respect to, any of such policies.  The Company has never maintained, established, sponsored, participated in or contributed to any self-insurance plan or program.

2.22         Minute Books; Stock Ledger.  Prior to the date of this Agreement, copies of all of the corporate minutes for the Company have been made available to counsel for Parent, and such copies contain complete and accurate records of all actions taken, and summaries of all meetings held, by the Stockholders of the Company and the Company Board (and any committees thereof) since the time of organization of the Company.  The Company has made available to counsel for Parent true and complete copies of the stock ledger, journal and other records reflecting all stock issuances and transfers of all Company Capital Stock and any Company Equity Rights.  The books, records and accounts of the Company are true, complete and correct in all material respects, and are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company in all material respects.

2.23         Environmental Matters.

(a)           Hazardous Material.  The Company has not:  (i) operated any underground storage tanks at any property that the Company has at any time owned, operated, occupied or leased; or (ii) released any substance that has been designated by any Governmental Entity or by applicable Law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the federal Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said Laws, but excluding office and janitorial supplies properly and safely maintained (a “Hazardous Material”).  To the knowledge of the Company, no Hazardous Materials are in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company has at any time owned, operated, occupied or leased.

(b)           Hazardous Materials Activities.  To the knowledge of the Company, the Company has not transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials in violation of any applicable Law, nor has the Company disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to as “Hazardous Materials Activities”), in violation of any applicable Law promulgated to prohibit, regulate or control Hazardous Materials or any Hazardous Materials Activity.

(c)           Permits.  The Company currently holds all Company Authorizations necessary for the conduct of its Hazardous Material Activities (if any) as such activities are currently being conducted.

(d)           Environmental Liabilities.  No action, proceeding, investigation, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Company’s knowledge, threatened, against the Company concerning any Hazardous Material or any Hazardous Materials Activity of the Company or Company Authorization related thereto.

2.24         Brokers’ and Finders’ Fees.  The Company has not incurred, and will not incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby or by the Related Agreements.

2.25         Employee Benefit Plans.

(a)           Schedule 2.25(a) contains a true, correct and complete list of each pension, profit-sharing, savings, retirement, employment, collective bargaining, consulting, severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or material fringe plan, program, policy or Contract, whether written or oral, including each such “employee benefit plan” within the meaning of Section 3(3) of ERISA, and any other such employee benefit plan, program, policy or Contract, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise) (i) under which any current or former employee, director, consultant or independent contractor of the Company or any Person that, together with Company, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder (each, an “ERISA Affiliate”) has any present or future right to benefits and (ii) that is maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or to which the Company or any ERISA Affiliate has any obligation to maintain, sponsor or contribute, or (iii) with respect to which the Company or any ERISA Affiliate has any direct or indirect liability, whether contingent or otherwise (each, a “Company Plan”).

(b)           The Company has made available to Parent with respect to each applicable Company Plan correct and complete copies of: (i) a copy of the annual report (if required under ERISA) with respect to each such Company Plan for the last three (3) years (including all schedules and attachments); (ii) a copy of the summary plan description, together with each summary of material modification required under ERISA with respect to such Company Plan; (iii) a true and complete copy of each written Company Plan (including all amendments not incorporated into the documentation for each such plan); (iv) all trust agreements, insurance contracts, and similar instruments with respect to each funded or insured Company Plan; (v) copies of all nondiscrimination and top-heavy testing reports for the last three (3) plan years with respect to each Company Plan that is subject to nondiscrimination and/or top-heavy testing; and (vi) any investment management agreements, administrative services contracts or similar agreements that are in effect as of the date hereof relating to the ongoing administration and investment of any Company Plan.

(c)           No Company Plan is, and neither the Company nor any ERISA Affiliate thereof has ever maintained, contributed to or participated in, nor has the Company or any ERISA Affiliate had any obligation to maintain, contribute to or otherwise participate in, or had any liability or other obligation (whether accrued, absolute, contingent or otherwise) under, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (iv) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code.  No Company Plan is sponsored by a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(d)           Neither the Company nor any ERISA Affiliate has ever sponsored, maintained, administered, contributed to, had any obligation to contribute to, or incurred any other liability under or with respect to any Company Plan which provides health, life or other insurance coverage for former directors, officers or employees (or any spouse or former spouse or other dependent thereof), other than benefits required by Section 4980B of the Code, Part 6 of Title I of ERISA, or similar provisions of state Law.

(e)           Each Company Plan (and each related trust, insurance contract or fund) has been maintained, funded and administered in all material respects in accordance with (i) its governing instruments and all applicable laws including ERISA and (ii) the Code.  All payments by the Company or any ERISA Affiliate thereof required by any Company Plan, by any collective bargaining agreement or by applicable Law (including all employee and employer contributions, insurance premiums, or intercompany charges) have been timely made.  All unpaid amounts attributable to any such Company Plan for any period prior to the date of this Agreement have been accrued on the Company Balance Sheet or, with respect to accruals after the Balance Sheet Date, the Company’s books and records in accordance with GAAP and, except to the extent of such accruals, the Company has no material liability arising out of or in connection with the form or operation of the Company Plans or benefits accrued thereunder on or prior to the date of this Agreement.

(f)           Each Company Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is, to the knowledge of the Company, so qualified and (1) the Company has received a favorable determination letter or opinion letter from the IRS with respect to such Company Plan as to its qualified status under the Code , and, to the Company’s knowledge, nothing has occurred that would reasonably be expected to adversely affect such determination or opinion, (2) the Company has applied timely to the IRS for such letter or has a remaining period of time to apply for such letter, or (3) the Company relies on a favorable IRS opinion letter or advisory letter issued to the master and prototype or volume submitter plan sponsor of such plan.  All amendments required to maintain each such Company Plan’s compliance with applicable Law, including the Economic Growth and Tax Relief Reconciliation Act of 2001 and subsequent legislation or administrative requirements which have subsequently become effective through the date hereof, have been timely adopted and implemented.  No Company Plan currently holds or within the past five years has held securities of the Company or any ERISA Affiliate.

(g)           All reports, forms and other documents required to be filed with any government authority or furnished to employees with respect to any Company Plan (including summary plan descriptions, Forms 5500 and summary annual reports) have been timely filed or furnished and are accurate in all material respects.

(h)           With respect to each Company Plan or other arrangement to which the Company is a party, each such Company Plan and other arrangement has (i) been maintained and operated since January 1, 2005, in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid the imposition of any Tax, penalty or interest under Section 409A of the Code and, as to any such Company Plan or such other arrangement in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been operated in  compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder both operationally and documentarily.  No additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by any “service provider” (within the meaning of Treasury Regulations Section 1.409A-1(f)) under any such Company Plan or such other arrangement.  The Company is not a party to, or otherwise obligated under, any Company Plan, contract, agreement, or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code.  The Company has not elected to or is not required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A of the Code.  With respect to each applicable Company Plan, (i) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred; (ii) there are no actions, suits or claims pending, or, to the Company’s knowledge, threatened (other than routine claims for benefits) against any such Company Plan or fiduciary thereto or against the assets of any such Company Plan; (iii) there are no audits, inquiries or proceedings pending or, to the Company’s knowledge, threatened by any governmental authority with respect to any Company Plan; and (iv) to the knowledge of the Company, there has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) which has resulted or would reasonably be expected to result in material liability to the Company, its ERISA Affiliates, or any of their respective employees.

(i)            Benefits under each Company Plan that is an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA, with the exception of any medical expense reimbursement arrangements subject to Sections 105 and 125 of the Code) are provided exclusively through insurance contracts or policies issued by an insurance company, health maintenance organization, or similar organization unrelated to the Company or any of its ERISA Affiliates, the premiums for which are paid directly by the Company or its ERISA Affiliates from its general assets or partly from its general assets and partly from contributions by its employees.  No insurance policy or contract relating to any such Company Plan requires or permits retroactive increase in premiums or payments due thereunder.

(j)            The consummation of the transactions contemplated by this Agreement will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under any Company Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee, or any other material liability for the Company.

(k)            Each Company Plan can be amended, terminated or otherwise discontinued after the Effective Time of the Merger in accordance with its terms, without liability to Company or any ERISA Affiliates (except for benefits protected under Section 411(d) of the Code or Section 204(g) of ERISA and other than ordinary administration expenses typically incurred in a termination event).  None of the Company Plans will be subject to any surrender fees, deferred sales charges, commissions, or other fees upon termination other than the normal and reasonable administrative fees associated with their amendment, transfer or termination.

(l)             Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, or is obligated to contribute to, any material employment, severance or similar Contract or any material plan, policy, fund, program or Contract, including multiemployer plan, retirement savings, superannuation, pension, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and any other employee benefit plan, agreement, program, policy or other arrangement that is maintained outside the United States primarily for the benefit of Persons substantially all of whom are “nonresident aliens” within the meaning of Section 4(b)(4) of ERISA.

2.26         Employment Matters.

(a)           Schedule 2.26(a) sets forth, with respect to each Employee (including any Employee who is on a leave of absence or on layoff status subject to recall) (i) the name of such Employee and the date as of which such Employee was originally hired by the Company, and whether the Employee is on an active or inactive status; (ii) such Employee’s title; (iii) such Employee’s current annualized compensation as of the date of this Agreement from the Company for services as an employee, including base salary, most recent year bonus, profit-sharing and/or commission potential and severance pay potential and any other cash compensation (other than participation in health and welfare benefit plans); (iv) any governmental authorization, permit or license that is held by such Employee and that is used in connection with the Company’s business; and (v) whether the Employee has executed the Company’s standard form confidentiality agreement.

(b)           Schedule 2.26(b) contains a list of individuals who are currently performing services for the Company and are classified as “consultants” or “independent contractors,” the respective compensation of each such “consultant” or “independent contractor” and whether the Company is party to a consulting or independent contractor agreement with the individual.  Any such agreements have been made available to Parent and are set forth on Schedule 2.26(b).  Any Persons now or heretofore engaged by the Company as independent contractors, rather than Employees, have, to the knowledge of the Company, been properly classified as such and are not entitled to any compensation or benefits to which regular, full-time Employees are or were at the relevant time entitled.

(c)            Each Employment Agreement (other than those of the type described in the following sentence) is set forth on Schedule 2.26(c) and a copy of each such Employment Agreement and any amendment thereto has been made available to Parent.  Except as set forth in Schedule 2.26(c), the employment of each of the Employees is terminable by the Company at will without any notice or severance obligation or other penalty to the Company (other than payment of compensation accrued up to the time of termination).

(d)           The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks, employment policy statements and Employment Agreements.

(e)           (i) As of the date hereof, none of the Company’s current Employees have given the Company written notice terminating his or her employment with the Company, or terminating his or her employment upon a sale of, or business combination relating to, the Company, or expressed or otherwise indicated in writing that he or she will not accept employment with Parent; (ii) the Company has no present intention to terminate the employment of any current employee; (iii) to the Company’s knowledge, no Employee, consultant or contractor is a party to or is bound by any employment contract, patent disclosure agreement, non-competition agreement, any other restrictive covenant or other contract with any Person, or subject to any judgment, decree or order of any court or administrative agency, any of which would reasonably be expected to have a material adverse effect on (A) the performance by such Person of any of his or her material duties or responsibilities for the Company, or (B) the Company’s business or operations; (iv) to the Company’s knowledge, no current Employee, contractor or consultant is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Employee, contractor or consultant to be employed or retained by the Company; and (v) the Company is not, and has never been, engaged in any dispute or litigation with an Employee regarding intellectual property matters.

(f)           The Company is not presently a party to or bound by any union contract, collective bargaining agreement or similar contract.  The Company does not have knowledge of any activities or proceedings of any labor union to organize any Employees.

(g)           The Company is not presently engaged and has never been engaged in any unfair labor practice (as defined under the National Labor Relations Act or any other applicable Law) of any nature, that, if adversely determined, would result in any material Liability to the Company.  There has never been any unscheduled slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting the Company.  There is not now pending and, to the Company’s knowledge, no Person has threatened to commence, any such slowdown, work stoppage, labor dispute, union organizing activity or any similar activity or dispute.

(h)           The Employees have been, and currently are, properly classified under the Fair Labor Standards Act of 1938, as amended, and under any other applicable Law.  The Company is not delinquent to, and has not failed to pay, any of its Employees, consultants or contractors for any wages (including overtime), salaries, commissions, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals.  The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(i)            The Company has not established a severance pay practice or policy.  Except as set forth in Schedule 2.26(i), (i) the Company is not liable for any severance pay, bonus compensation, acceleration of payment or vesting of any equity interest, or other payments (other than accrued salary, vacation, or other paid time off in accordance with the Company’s policies) to any Employee arising from the termination of employment under any benefit or severance policy, agreement, plan or program of the Company; and (ii) as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by the Company of any Persons employed by the Company on or prior to the Closing Date, the Company will not have (A) any Liability that exists or arises under any Company benefit or severance policy, agreement, plan or program applicable thereto, including severance pay, bonus compensation or similar payment, or (B) to accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any Employee.

(j)            The Company has complied, and is in compliance, in all material respects with all applicable Laws and Contracts respecting employment, employment practices, equal employment opportunity and nondiscrimination, employee benefits, terms and conditions of employment, immigration matters, labor matters, occupational safety and health, leaves of absences, layoffs and plant closings (including but not limited to any obligations under the Worker Readjustment and Notification Act, 29 U.S.C. § 2101 or any other comparable Law that applies to mass layoffs and/or plant closings), and workers’ compensation, in each case, with respect to its Employees.

(k)           The Company has complied and is in compliance with all applicable Laws and Contracts respecting wages and hours, including calculation and payment of overtime compensation.

(l)            The Company is in material compliance with all applicable visa and work permit requirements, and to the knowledge of the Company, no such visa or work permit held by an Employee will expire during the six (6) month period beginning at the date of this Agreement.

(m)          There is no Company Plan, agreement, arrangement or other contract covering any Employee, and no payments have been made or will be made to any Employee, that, considered individually or considered collectively with any other Company Plan or other Contract or payments, will, or could reasonably be expected to, be characterized as an “excess parachute payment” as defined in Section 280G of the Code (without regard to Subsection (b)(4) thereof).  There is no Contract by which the Company is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

2.27         Tax Matters.

(a)           Tax Returns Filed.  The Company has filed (or has had filed on its behalf) on a timely basis (taking into account any extensions that have been properly filed) all Tax Returns it is required to have filed.  All such Tax Returns are true, correct, and complete in all respects.

(b)           Taxes Paid.  All Taxes required to have been paid by the Company (whether or not shown on any Tax Return) have been paid in full on a timely basis.  The Company does not have any liabilities for Taxes not yet required to have been paid, other than liabilities for Taxes reflected on the Company Balance Sheet, or incurred in the ordinary course of business since the Balance Sheet Date.  The amount of the Company’s unpaid Taxes for all taxable periods (including any portions thereof) ending on or prior to the Closing Date will not exceed the amount of the reserve for Taxes taken into account as a deduction in the calculation of Net Working Capital in the Closing Date Net Working Capital Certificate.

(c)           Liens.  There are no Liens for Taxes on any of the assets of the Company, other than Liens for Taxes not yet due and payable.

(d)           Withholding Tax Compliance.  The Company has complied in all respects with all applicable laws relating to withholding Taxes and Tax information reporting and has, within the time and manner prescribed by Law, withheld from employee wages and other payments and paid over to the proper Governmental Entity all amounts required to have been so withheld and paid.

(e)           Tax Audits and Proceedings.  To the knowledge of the Company, there is no audit or other proceeding presently pending or threatened, with regard to any Taxes or Tax Returns relating to the Company.  No issue has been raised in writing or, to the knowledge of the Company, orally by any Governmental Entity with respect to Taxes of the Company in any prior examination which, by application of the same or similar principles, would reasonably be expected to result in assertion of a Tax underpayment for any other period of the Company.

(f)            Governmental Assertions of Tax Nexus.  No written or, to the knowledge of the Company, oral claim has ever been made by a Governmental Entity in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(g)           Statute of Limitations; Powers of Attorney.  Neither the Company nor any person on behalf of the Company has waived any statute of limitations or agreed to any extension of time that has continuing effect with respect to assessment or collection of any Tax for which the Company may be held liable.  There is not currently in effect any power of attorney authorizing any Person to act on behalf of the Company, or receive information relating to the Company, with respect to any Tax matter.

(h)           Section 481(a) Adjustments.  The Company has not agreed nor is it required to make any adjustment that is expected to result in income to the Company for any taxable period ending after the Closing Date under Code Section 481(a) by reason of a change in accounting method or otherwise.

(i)            Tax Agreements.  The Company is not and has never been a party to any Tax sharing, Tax allocation, Tax indemnity or similar agreement.

(j)            Consolidated Group Membership; Liability for Taxes of Other Persons.  The Company (i) is not and has never been a member of an affiliated group filing consolidated returns, and (ii) is not liable for the Taxes of any other Person, under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(k)           Section 355 Spin-Offs.  The Company has not been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution qualifying (or intended to qualify) under Section 355 of the Code (or so much of Section 356 as relates to Section 355).

(l)             Pass Through and Disregarded Entities.  The Company is not a party to any joint venture, partnership or other agreement, contract or arrangement which could be treated as a partnership or disregarded entity for federal income tax purposes.

(m)           Reportable Transactions and Disclosures.  The Company has not been a beneficiary of or participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1) that was, is, or to the Company’s knowledge will ever be, required to be disclosed under Treasury Regulations Section 1.6011-4.  No Tax Return filed by or on behalf of the Company has contained a disclosure statement under Section 6662 of the Code (or any similar provision of state, local or foreign Law).

(n)           FIRPTA.  The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o)           Foreign Operations.  The Company does not have a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country.

(p)           Reorganization.  Neither the Stockholders nor the Company has taken any action or has knowledge of any existing facts or circumstances that could, either alone or in combination with other events under the control of the Company occurring on or before the Closing Date, cause the Integrated Transaction to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(q)           Tax Documents Provided.  Schedule 2.27(q) identifies all Income Tax Returns and any other material Tax Returns that the Company has filed and the taxable period covered by each such Income Tax Return or other Tax Return, and identifies those Tax Returns or periods that have been audited or are currently the subject of an audit by a Governmental Entity.  The Company has made available to Parent complete and accurate copies of all of the following materials:

(i)	all Income Tax Returns filed by the Company;

(ii)           all examination reports relating to Taxes or Tax Returns of the Company as a result of audits, examinations or asserted failures to file Tax Returns or pay Taxes;

(iii)           all statements of Taxes assessed against or agreed to by the Company that were not shown on Tax Returns filed for the relevant taxable period by the Company before such assessment or agreement and all related correspondence; and

(iv)           all written rulings from, and written agreements with, any Governmental Entity relating to Taxes of the Company.

2.28         Foreign Corrupt Practices Act.  The Company (including to the knowledge of the Company, any of its officers or directors) has not taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder.

2.29         Bank Accounts.  Schedule 2.29 contains a true and complete list of the name of each bank or other financial institution at which the Company has an account, deposit or safe deposit box, the account number thereof and the names of all Persons authorized to draw thereon or to have access thereto.

2.30         Customers; Suppliers; Distributors.  Schedule 2.30(a) accurately identifies and provides an accurate summary of the revenues received from any customer of the Company, together with such customer’s Affiliates, which in the aggregate exceed ten percent (10%) of the Company’s revenues, collected or accrued, for each of the fiscal years ended December 31, 2009 and December 31, 2010.  None of the customers set forth in Schedule 2.30(a) with respect to the fiscal year ended December 31, 2010 has terminated or threatened in writing to terminate its relationship with the Company.  The Company has not received any written notice from any customer set forth in Schedule 2.30(a) with respect to the fiscal year ended December 31, 2010, that such customer (including in connection with the consummation of the transactions contemplated hereby or otherwise), (i) intends to cease dealing with the Company, (ii) intends otherwise to reduce materially the volume of business transacted by such Person with the Company, (iii) is otherwise materially dissatisfied with the products and services the Company provides to such Person or otherwise with its relationship with the Company, or (iv) is threatened with bankruptcy or insolvency.  Schedule 2.30(b) accurately identifies the Company’s ten (10) largest suppliers on the basis of cost of goods or services purchased for each of the fiscal years ended December 31, 2009 and December 31, 2010.  No contract with any such supplier with respect to the fiscal year ended December 31, 2010 obligates the Company to purchase a minimum amount of products or services.  The Company has not received notice from any supplier set forth in Schedule 2.30(b) with respect to the fiscal year ended December 31, 2010 indicating that such supplier intends to cease acting as a supplier of Company Products or otherwise dealing with the Company.  The Company does not have any distributors.

2.31         Company Customer Information.  The Company has not sold, transferred, disclosed, made available to the public or otherwise released for distribution any of its customer files and other customer information relating to the Company’s current and former customers (the “Company Customer Information”) in a manner that would be materially detrimental to the Company’s business as it is currently conducted.  Except for information as provided to sales representatives (which information is subject to a customary non-disclosure agreement), no Person other than the Company possesses or has any claims or rights with respect to use of the Company Customer Information.

2.32         No Other Agreement to Sell Assets or Company Common Stock. Except as set forth in this Agreement and the Related Agreements, none of the Company, any Representative of the Company on behalf of the Company or, to the Company’s knowledge, any Stockholder has any Contract with any Person, (a) to sell, assign, exclusively license, transfer or effect a sale of any portion of the assets of the Company (other than inventory and products in the ordinary course of business), (b) to assign, transfer, pledge, hypothecate or otherwise dispose of, sell or effect a sale of any Company Common Stock (other than shares of Company Common Stock issuable pursuant to Company Options and Company Warrants outstanding on the date hereof or granted after the date hereof in compliance with the terms hereof) or Company Equity Rights, (c) to effect any merger, acquisition, consolidation, liquidation, dissolution or other reorganization of the Company, or (d) to enter into any Contract or cause the entering into of a Contract with respect to the foregoing.

2.33         Representations Complete.  None of the representations or warranties made by the Company in this Agreement, nor any statement made in the Company Disclosure Letter or any certificate furnished by the Company pursuant to this Agreement, when taken together, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND SISTER SUB

Parent, Merger Sub and Sister Sub represent and warrant to the Company that, except as set forth in the letter addressed to the Company from Parent and dated as of the date hereof, including all Schedules thereto (which will specifically reference the Sections of this Agreement to which the specific items of disclosure therein constitute an exception, unless the relevance to other Sections of this Agreement is reasonably apparent from the wording of the disclosed exceptions, in which case the disclosed exceptions shall also constitute exceptions to such other Sections of this Agreement) which has been delivered by Parent to the Company concurrently with the parties’ execution of this Agreement (the “Parent Disclosure Letter”), each of the representations, warranties and statements contained in the following Sections of this Article 3 is true and correct as of the date hereof.

3.1           Organization of Parent, Merger Sub and Sister Sub.  Each of Parent, Merger Sub and Sister Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each of Parent, Merger Sub and Sister Sub has the full corporate power and authority to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing could not reasonably be expected to have a Parent Material Adverse Effect.  Neither Parent, Merger Sub, nor Sister Sub is in violation of its Certificate of Incorporation or By-laws.

3.2           Authority.  Each of Parent, Merger Sub and Sister Sub has all requisite corporate power and authority to enter into this Agreement and the Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Related Agreements to which Parent, Merger Sub or Sister Sub is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub and Sister Sub.  This Agreement has been, and each of the Related Agreements to which Parent, Merger Sub or Sister Sub is a party will be at the Closing, duly executed and delivered by Parent, Merger Sub and Sister Sub and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than Parent, Merger Sub and Sister Sub), this Agreement constitutes, and in the case of the Related Agreements they will at Closing constitute, valid and binding obligations of Parent, Merger Sub and Sister Sub, enforceable against each of Parent, Merger Sub and Sister Sub in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by rules and general principles of law and equity governing specific performance, injunctive relief and other equitable remedies.  No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity, is required by or with respect to Parent, Merger Sub or Sister Sub in connection with the execution and delivery of this Agreement and the Related Agreements by Parent, Merger Sub and Sister Sub or the consummation by Parent, Merger Sub and Sister Sub of the transactions contemplated hereby or thereby except for (i) the filing of each of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware, (ii) applicable requirements under the HSR Act, (iii) the filing with Nasdaq of a Notification Form for Listing of Additional Shares with respect to Parent Common Stock issuable in connection with the Merger, and (iv) such consents, approvals, order, authorizations, registrations, declarations, filings and notices as may be required under applicable securities Laws.

3.3           No Conflict.  The execution and delivery by Parent, Merger Sub and Sister Sub of this Agreement and the Related Agreements to which either is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or By-laws of Parent, Merger Sub or Sister Sub, as in effect on the date hereof, (ii) any material contract (as such term is used in Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act) to which Parent, Merger Sub or Sister Sub is a party or to which they or any of their respective properties or assets (whether tangible or intangible) is subject or bound, or (iii) any Law applicable to Parent, Merger Sub or Sister Sub or any of their respective properties (whether tangible or intangible) or assets, except, in the case of (ii) or (iii), for such conflicts, violations or defaults as would not individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect.

3.4           Capitalization.  The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 5,000,000 shares of undesignated preferred stock, par value $0.0001 per share (“Parent Preferred Stock”).  As of December 31, 2010, (i) 27,957,457 shares of Parent Common Stock were issued and outstanding, all of which have been duly authorized, validly issued and are fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights), (ii) no shares of Parent Preferred Stock were issued or outstanding, (iii) 5,377,886 shares of Parent Common Stock were subject to outstanding options or other rights to acquire, or convert into, shares of Parent Common Stock, and (iv) 1,004,739 shares of Parent Common Stock were reserved for future issuance pursuant to stock option plans and other equity plans of Parent.

3.5           Reports and Financial Information.

(a)           Parent has filed, or furnished, as applicable, all reports, schedules and definitive proxy statements or information statements required to be filed or furnished with the SEC pursuant to the Securities Act or Exchange Act since Parent’s initial public offering (all such reports, schedules and definitive proxy statements, and amendments thereto, collectively, the “Parent SEC Reports”). The Parent SEC Reports were prepared in accordance with and complied with the applicable requirements of the Securities Act or Exchange Act. None of the Parent SEC Reports as of the respective dates thereof (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amendment or superseding filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Parent has made the Parent SEC Reports available to the Company and the Stockholders.

(b)           Each of the balance sheets (including the related notes thereto) included in the Parent SEC Reports fairly present the financial position of Parent and its subsidiaries as of the date thereof, and the other related financial statements (including the related notes thereto) included therein fairly present the results of operations and the changes in cash flows and stockholders’ equity of Parent and its subsidiaries for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to (i) normal year-end adjustments, and (ii) the permitted exclusion of all footnotes that would otherwise be required by GAAP.

(c)           Since December 31, 2010, except as described in the Parent SEC Reports filed or furnished to the SEC prior to the date of this Agreement:  (i) there has not occurred a Parent Material Adverse Effect; (ii) there has not occurred any amendment or change to the Certificate of Incorporation or By-Laws of Parent or Merger Sub, other than amendments to comply with any applicable Laws or any applicable regulations or listing requirements of Nasdaq, or to satisfy Parent or Merger Sub’s obligations under this Agreement; (iii) there has not occurred any declaration, setting aside, or payment of a dividend or other distribution with respect to the Parent Common Stock, or any adverse change in any rights, preferences, privileges or restrictions of Parent Common Stock; (iv) except as required by GAAP, there has not occurred any material adverse change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by Parent; and (v) there has not occurred any announcement of, or entry into any Contract by Parent or Merger Sub to do, any of the things described in the preceding clauses (i)-(v).

3.6           Parent Common Stock.  The Parent Common Stock issuable in connection with the Merger has been duly authorized and, upon consummation of the transactions contemplated by this Agreement and the Related Agreements, will be validly issued, fully paid, non-assessable and not subject to preemptive rights or similar rights created by statute, Parent’s Certificate of Incorporation or Parent’s by-laws or any Parent Contract.  Assuming the accuracy of the representations and warranties of the Stockholders made to Parent in the Letters of Transmittal, and assuming neither the Company, nor any of its Affiliates, have taken any action to prevent the issuance of the shares of Parent Common Stock in the Merger from being exempt from the registration requirements of the Securities Act, or any applicable state securities or “blue sky” laws, such Parent Common Stock will be issued in a transaction exempt from registration under the Securities Act, by reason of Regulation D thereunder, and from any applicable state securities or “blue sky” laws.

3.7           Ownership of Merger Sub and Sister Sub; No Prior Activities.

(a)           Each of Merger Sub and Sister Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the Related Agreements and has engaged in no business activities other than as contemplated by this Agreement and the Related Agreements.

(b)           All of the outstanding capital stock of each of Merger Sub and Sister Sub has been duly authorized and is validly issued, fully paid and non-assessable and is owned by Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

(c)           As of the date hereof and as of the Effective Time of the Merger, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and the Related Agreements and (ii) this Agreement, the Related Agreements and any other agreements or arrangements contemplated hereby or thereby, neither Merger Sub no Sister Sub has incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

3.8           Brokers’ and Finders’ Fees.  Neither Parent nor Merger Sub has incurred, or will incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby or by the Related Agreements, other than amounts payable to Evercore Partners Inc.

3.9           Litigation.  Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, neither Parent nor its subsidiaries are engaged in, a party to, or to Parent’s knowledge, threatened with, nor are Parent’s or its subsidiaries’ properties involved in, any legal action or other suit, action, investigation or proceeding, nor is there any judgment or Order of any Governmental Entity outstanding against Parent, that, in each case, (a) seeks to restrain, materially modify or invalidate any of the transactions contemplated by this Agreement, (b) would reasonably be expected to result in a Parent Material Adverse Effect, or (c) is of the nature required to be reported by Parent in its periodic reports filed under the Exchange Act pursuant to Item 103 of Regulation S-K promulgated under the Exchange Act.

3.10           Financing.  Parent has available and will have available at the Effective Time of the Merger sufficient cash in immediately available funds to fund the payment of the Closing Cash and Escrow Cash pursuant to the Merger.

ARTICLE 4

CERTAIN COVENANTS

4.1           Conduct of Business of the Company.  During the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Time of the Merger (except to the extent expressly provided otherwise in this Agreement or any Related Agreement, as provided in Schedule 4.2 to the Company Disclosure Letter or as consented to in writing by Parent (following the Initial Period, such consent not to be unreasonably withheld, conditioned or delayed)):

(a)           the Company shall conduct its business in the ordinary course of business in substantially the same manner as heretofore conducted and in material compliance with all applicable Laws;

(b)           the Company shall (i) pay in full all accounts payable (as determined in accordance with GAAP) when due (including invoices for services provided by third parties to the Company) and pay all other debts when due, (ii) pay all of its Taxes when due, subject to good faith disputes over such Taxes, (iii) pay or perform its other obligations when due, (iv) use commercially reasonable efforts consistent with past practice to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practices, (v) sell Company products consistent with past practices and in accordance with GAAP requirements as to revenue recognition, and (vi) use its commercially reasonable efforts consistent with past practice to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its material relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be materially unimpaired at the Closing;

(c)           the Company shall promptly (after becoming aware of the same) notify Parent of any (i) change outside the ordinary course of business that would reasonably be expected to be materially adverse to the Company, or (ii) Company Material Adverse Effect;

(d)           the Company shall use commercially reasonable efforts to ensure that each of the Contracts entered into after the date of this Agreement that would constitute a Material Contract will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Parent prior to allowing any Material Contract or material right thereunder to lapse or terminate by its terms; and

(e)           the Company shall maintain each of its leased premises in accordance with the terms of the applicable lease.

4.2           Restrictions on Conduct of Business of the Company.  Without limiting the generality or effect of the provisions of Section 4.1, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time of the Merger, the Company shall not do, cause or permit any of the following (except (i) to the extent expressly provided otherwise in this Agreement, (ii) as provided in Schedule 4.2 to the Company Disclosure Letter, (iii) as consented to in writing by Parent (following the Initial Period, such consent not to be unreasonably withheld, conditioned or delayed) or (iv) in the ordinary course of business consistent with past practice (other than with respect to Sections 4.2 (d) and 4.2 (aa) below)):

(a)            Charter Documents.  Cause or permit any amendments to the Company Certificate of Incorporation or Company By-laws;

(b)            Dividends; Changes in Capital Stock.  Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock, or split, combine or reclassify any Company Capital Stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, or repurchase or otherwise acquire, directly or indirectly, any shares of Company Capital Stock;

(c)            Material Contracts.  Enter into any Contract that would constitute a Material Contract, or violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts other than under its unmodified form of standard customer or distributor agreement, the form of which has been made available to Parent, and Standard Inbound Licenses;

(d)           Issuance of Securities; Grant of Company Equity Rights.  (i) Issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Capital Stock (other than shares of Company Common Stock issuable pursuant to Company Options or Company Warrants outstanding on the date hereof or Company Options granted after the date hereof in compliance with the terms hereof; provided, that, prior to processing any notices of exercise of Company Equity Rights or issuing any shares of Company Common Stock in connection therewith, irrespective of whether or not such actions are in the ordinary course of business, the Company shall consult with Parent regarding such exercise and the issuance of shares of Company Common Stock) or any Company Equity Rights (other than Company RSUs granted after the date hereof in compliance with the terms hereof; provided, that, prior to processing any notices of exercise of Company Equity Rights or issuing any shares of Company Common Stock in connection therewith, irrespective of whether or not such actions are in the ordinary course of business, the Company shall consult with Parent regarding such exercise and the issuance of shares of Company Common Stock) or (ii) authorize, grant or award any Company Options, Company RSUs or other Company Equity Rights or take any other action to cause any new Company Options, Company RSUs or any other Company Equity Rights to be outstanding after the date of this Agreement;

(e)            Employees; Consultants; Independent Contractors.  (i) Hire any (A) additional officers or (B) other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any officer of the Company (other than for cause), (iii) enter into, amend or extend the term of any employment or consulting agreement with (A) any officer or (B) any employee, consultant or independent contractor, other than consistent with past practice and in the ordinary course of business, or (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Law);

(f)            Loans and Investments.  Make any loans or advances to, or any investments in or capital contributions to, any Person (except for advances to Employees for travel and business expenses or extensions of credit to customers in the ordinary course of business and consistent with past practices) or form any subsidiary, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(g)           Intellectual Property.  Transfer or license from any Person any rights to any Intellectual Property (other than Standard Inbound Licenses and designer agreements), or transfer or license to any Person any rights to any Company Intellectual Property (other than non-exclusive end-user license agreements entered into by the Company in the ordinary course of business consistent with past practices), or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company);

(h)            Exclusive Rights and Most Favored Party Provisions.  Enter into or amend any Contract pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company’s products, technology, Intellectual Property or business, or containing any non-competition covenants or other restrictions relating to the Company’s business activities;

(i)             Dispositions.  Sell, lease, license or otherwise dispose of or encumber any of its properties or assets;

(j)             Pricing of Company Products; Business Policies.  Materially change the pricing of any Company Products or otherwise materially change any of the Company’s business policies, including advertising, investments, marketing, pricing, purchasing, production, personnel, sales, budget or product acquisition policies;

(k)            Indebtedness.  Incur any Indebtedness;

(l)             Leases.  Enter into any operating lease or any leasing transaction of the type required to be capitalized in accordance with GAAP, in each case involving in excess of $75,000 per annum;

(m)           Payment of Obligations.  Pay, discharge or satisfy, (i) any amounts due under any promissory note issued by the Company to any Person who is an officer or director of the Company as of the date hereof, (ii) any amount in excess of $75,000 in any one case, or (iii) any claim or Liability in excess of $75,000 in any one case (other than in the case of clauses (ii)-(iii), the payment of Transaction Expenses);

(n)           Capital Expenditures.  Make any capital expenditures, capital additions or capital improvements in excess of $40,000 individually or $80,000 in the aggregate;

(o)           Insurance.  Materially decrease the amount of any insurance coverage;

(p)           Termination or Waiver.  Terminate or waive any right of substantial value;

(q)           Employee Benefit Plans; Pay Increases.  Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, applicable Law or as necessary to maintain the qualified status of such plan under the Code, materially amend any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 except to the extent necessary to meet the requirements of such Section or Notice, pay any special bonus or special remuneration to any employee or non-employee director or consultant or increase the salaries, wage rates or fees of its employees or consultants;

(r)           Severance Arrangements.  Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person;

(s)           Lawsuits; Settlements.  (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Parent prior to the filing of such a suit), or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute, other than those involving (X) the routine collection of bills or (Y) a breach of this Agreement;

(t)           Acquisitions.  Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of (other than in the ordinary course of business consistent with past practice), or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business (other than in the ordinary course of business consistent with past practice), or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(u)           Taxes.  Make, amend, or revoke any election relating to Taxes; adopt or change any accounting method relating to Taxes; file any amended Tax Return; enter into any Tax sharing, Tax allocation, Tax indemnity or similar agreement; enter into any closing agreement; settle or compromise any claim or assessment relating to Taxes; consent to any extension or waiver of the limitations period applicable to any Taxes or Tax Returns;

(v)           Accounting.  Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP;

(w)           Real Property.  Enter into any agreement for the purchase, sale or lease of any real property;

(x)            Liens.  Place or allow the creation of any Lien on any of its material properties;

(y)           Interested Party Transactions.  Enter into any Contract in which any officer, director or Affiliate or of the Company (or to the knowledge of the Company, any member of their immediate families) has an interest under circumstances that, if entered immediately prior to the date of this Agreement, would require that such Contract be listed on Schedule 2.18;

(z)           Accelerate Payment of Receivables.  Accelerate the payment of any receivables, provide discounts to encourage the early payment of any receivables, delay the payment of any payable, or otherwise take any action, in each case out of the ordinary course of business, consistent with past practice with respect to the collection of receivables or payment of payables; and

(aa)          Company Common Stock and Company Equity Rights.  Except as otherwise expressly provided by the terms of this Agreement, from and after the date of this Agreement until this Agreement is terminated pursuant to its terms, (i) the Company shall not permit, nor shall the Company recognize or permit any further registration on its records of, any transfers of Company Common Stock (other than shares of Company Common Stock issuable pursuant to Company Options or Company Warrants outstanding on the date hereof or granted after the date hereof in compliance with the terms hereof; provided, that, prior to processing any notices of exercise of Company Equity Rights or issuing any shares of Company Common Stock in connection therewith, irrespective of whether or not such actions are in the ordinary course of business,  the Company shall consult with Parent regarding such exercise and the issuance of shares of Company Common Stock) or Company Equity Rights (other than Company Options or Company RSUs granted in compliance with the terms hereof; provided, that, prior to processing any notices of exercise of Company Equity Rights or issuing any shares of Company Common Stock in connection therewith, irrespective of whether or not such actions are in the ordinary course of business, the Company shall consult with Parent regarding such exercise and the issuance of shares of Company Common Stock), (ii) the Company shall not take any action to intentionally induce any holder of any Company Equity Right to exercise such Company Equity Right, and (iii) the Company shall cause the Stockholders to not, directly or indirectly, assign, transfer, pledge, hypothecate, sell or otherwise dispose of (except pursuant to will or the laws of descent and distribution) any shares of Company Common Stock or any Company Equity Rights; provided, that, Parent shall not unreasonably withhold its consent in approving such action if such action would not, in Parent’s reasonable determination, be expected to cause the loss of the exemption from registration under the Securities Act by reason of Regulation D thereunder for the issuance of Parent Common Stock pursuant to this Agreement.

(bb)         Other.  Enter into a Contract to do any of the actions described in clauses (a) through (aa) in this Section 4.2.

4.3           Access to Information.  The Company shall provide Parent and its accountants, legal counsel, tax advisors and other agents and representatives reasonable access during normal business hours during the period prior to earlier of the Effective Time of the Merger or the termination of this Agreement to (a) all of the properties, facilities, books, Company Contracts, records, customers and Employees (provided such access does not unreasonably interfere with such Employee’s performance of his or her duties) of the Company and (b) all other relevant information concerning the business, finances, properties, products, services and personnel of the Company as Parent may reasonably request, subject to the terms of the Confidentiality Agreement.  The Company agrees to provide Parent and its accountants, legal counsel, tax advisors and other agents and representatives copies of internal financial statements reasonably promptly upon request.  The Company agrees to provide Parent, on or prior to the Closing Date, a schedule containing the final vacation accruals for each Employee.  No information or knowledge obtained in any investigation pursuant to this Section 4.3 or otherwise shall affect or be deemed to modify or qualify any representation or warranty of the Company or the conditions to the obligations of the parties to consummate the Merger.

4.4           Confidentiality.  The parties acknowledge that the Company and Parent have previously executed a Mutual Confidentiality and Exclusivity Agreement, dated January 21, 2011 (as it may be amended from time to time, the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

4.5           Public Disclosure.  Except as contemplated by this Agreement or as otherwise required by Law (including applicable securities Laws) or, as to Parent, by regulatory authority, no public disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement shall be made prior to the Effective Time of the Merger by any party hereto (other than disclosures to Stockholders in connection with the approval of this Agreement and other than any filing by Parent with the Securities and Exchange Commission, The NASDAQ Stock Market or other Governmental Entity) unless approved by Parent and the Company prior to release; provided that such approval shall not be unreasonably withheld or delayed.

4.6           Consents.  The Company shall use its commercially reasonable efforts to obtain prior to the Closing, and deliver to Parent at or prior to the Closing, at the Company’s sole cost and expense, all consents, waivers and approvals under each Company Contract listed or described on Schedule 2.3 (and any Contract entered into after the date of this Agreement that would have been required to be listed or described on Schedule 2.3 if entered into prior to the date of this Agreement); Parent shall use its commercially reasonable efforts to cooperate with and assist the Company with respect to such process.

4.7           Antitrust.

(a)           Each of Parent, Merger Sub, Sister Sub and the Company will promptly (and in no event later than five (5) Business Days following the date hereof)  make all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity set forth on Schedule 4.7(a) hereto, including an appropriate filing of a Notification and Report Form with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act with respect to the transactions contemplated this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act (collectively, the “Antitrust Filings”).  Each of Parent and Company will use reasonable best efforts to cause all Antitrust Filings that it is responsible for filing with any Governmental Entity under this Section 4.7 to comply in all material respects with all applicable Law.

(b)           As promptly as is practicable after receiving any request from the DOJ or the FTC for information, documents, or other materials in connection with the review of the Merger, Parent or the Company, as the case may be, shall use its commercially reasonable efforts to comply with such request.  The Company and Parent shall each cooperate reasonably with the other in connection with resolving any inquiry or investigation by the DOJ or the FTC relating to the Merger.  The Company and Parent shall each promptly inform the other of any communication with, and any proposed understanding, agreement, or undertaking with the DOJ or the FTC relating to the Merger.  The Company and Parent shall each give the other reasonable advance notice of, and the reasonable opportunity to participate in (directly or through its representatives) any inquiry or investigation by, or any material meeting or conference (whether by telecommunications or in person) with, the DOJ or the FTC relating to the Merger, consistent with applicable Laws.

(c)           Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require or be construed to require Parent, in order to obtain the consent or successful termination of any review of any Governmental Entity regarding the Merger, to sell or hold separate, or agree to sell or hold separate, before or after the Effective Time of the Merger, any assets, businesses or any interests in any assets or businesses, of Parent or any of its Affiliates, the Transitory Surviving Corporation or the Surviving Company (or to consent to any sale, or agreement to sell, by Parent or by the Transitory Surviving Corporation or the Surviving Company of any assets or businesses, or any interests in any assets or businesses), or any change in or restriction on the operation by Parent of any assets or businesses (including any assets or businesses of the Transitory Surviving Corporation and the Surviving Company), if doing so would reasonably be expected to have a material adverse effect on Parent’s ability to receive the anticipated benefits of the Merger and the Subsequent Merger.

(d)           In the event that Parent is required, in order to obtain the consent or successful termination of any review regarding the Merger, to take any of the actions set forth in Section 4.7(c), Parent shall have the right to abandon its efforts to obtain approval of the Merger, notwithstanding this Section 4.7.  If Parent so elects to abandon its efforts to seek such approval, it shall promptly give notice of such abandonment to the Company.

4.8           Conditions to the Merger; Further Assurances.  Each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement that are under the reasonable control of such party.  Subject to Section 4.7, each of the parties to this Agreement shall use its commercially reasonable efforts to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger and will promptly cooperate with and furnish information to any other party hereto in connection with any such requirements imposed upon such other party in connection with the Merger.  Subject to Section 4.7, each party will use its commercially reasonable efforts to obtain and make (and will cooperate with the other parties in obtaining or making) any consent, authorization, order or approval of, or any registration, declaration, or filing with, or an exemption by, any Governmental Entity, or other third party, required to be obtained or made by such party or its subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.  Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary for effecting completely the consummation of the Merger and the other transactions contemplated by this Agreement and the Related Agreements.

4.9           Notification of Certain Matters.  The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence or non-occurrence of any event which is likely to cause any representation or warranty of the Company, on the one hand, or Parent, Merger Sub or Sister Sub, on the other hand, contained in this Agreement to be untrue or inaccurate in any material respect (such that the condition contained in Section 5.2(a) or Section 5.1(a), as the case may be, would not be satisfied), (ii) any failure of the Company, or Parent, Merger Sub or Sister Sub, as applicable, to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder (such that the condition contained in Section 5.2(b) or Section 5.1(b), as the case may be, would not be satisfied) and (iii) any event, condition, fact or circumstance of which it has knowledge that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 5 incapable of satisfaction prior to the Termination Date; provided, however, that the delivery of any notice pursuant to this Section 4.9 shall not limit or otherwise affect any remedies available to the party receiving such notice.

4.10         Termination of Certain Agreements.  Except for those Company Equity Rights that are specifically being assumed by Parent pursuant to the terms of this Agreement, the Company shall take all such steps as may be reasonably necessary to terminate, as of the Closing, any Company Equity Rights granted by the Company to any Persons and in effect prior to the Closing.

4.11         No Solicitation.

(a)           Until the earlier of the Effective Time of the Merger and the date of termination of this Agreement pursuant to Section 7.1, the Company will not, will not permit its officers, directors, financial advisors, legal advisors and the Specified Employees, and will not authorize any of its Employees, Affiliates, agents or other representatives (collectively, the “Representatives”) to, directly or indirectly, take any of the following actions with any Person other than Parent and its designees:  (i) solicit, initiate, knowingly facilitate, knowingly encourage, entertain or agree to any proposals or offers from, or execute or deliver any Contracts with, any Person relating to (A) any merger, membership interest issuance or exchange, business combination, reorganization, consolidation or similar transaction involving the Company, (B) the acquisition of beneficial ownership of any equity interest in the Company, whether by issuance by the Company or by purchase (through a tender offer, exchange offer, negotiated purchase or otherwise) from the Stockholders or otherwise, (C) the license (other than non-exclusive licenses in the ordinary course of business) or transfer (other than sales of Company Products in the ordinary course of business) of a material portion of the assets of the Company, or (D) any transaction that would reasonably be expected to have a material adverse effect upon the Merger or on the Company’s ability to consummate the Merger (any of the transactions described in clauses (A) through (D), a “Third-Party Acquisition”); or (ii) participate in any discussions or negotiations regarding, respond to any inquiry made, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, agree to, assist or participate in, solicit, consider, entertain, knowingly facilitate or knowingly encourage, any effort or attempt by any Person to do, seek or enter, a Third-Party Acquisition.

(b)           If the Company or any Representative receives an unsolicited inquiry or offer, or is approached in any manner by a Person, relating to a Third-Party Acquisition, the Company will (i) promptly notify Parent of the same and the details thereof (including the identity of the Person making the same), (ii) provide to Parent a copy of any written inquiry or offer and all correspondence related thereto, and (iii) keep Parent informed of the status thereof.

(c)           The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.11 were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed by the parties that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 4.11 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at Law or in equity.  Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any officer, director, legal advisor, financial advisor, Stockholder or Specified Employee shall be deemed to be a breach of this Section 4.11 by the Company.

4.12         Certain Employment Matters.

(a)	Offers of Employment.

(i)            Specified Employees.  As of the date of this Agreement, the Founders shall have entered into the Specified Employee Offer Package Agreements.  Prior to the Closing Date, the non-Founder Specified Employee shall enter into an offer package agreement on terms mutually agreed upon by such non-Founder Specified Employee and Parent.

(ii)            Continuing Employees.  Other than the Specified Employees who are addressed separately in Section 4.12(a)(i) above, Parent presently intends (but is not obligated), prior to the Closing Date, to extend offers of employment, in Parent’s sole discretion, to Employees employed by the Company as of the date of this Agreement, or who may become employed by the Company after the date of this Agreement in compliance with Section 4.2(e)(i)(B), in each case, on terms and conditions that Parent determines in its sole discretion.  Each Employee (excluding the Specified Employees) who accepts employment with Parent and transfers to employment with Parent is hereafter referred to as a “Continuing Employee.”  The Continuing Employees will be employed by Parent on an at-will basis (terminable with or without cause and with or without notice) and otherwise on terms of employment determined by Parent (but subject to Parent’s policies and procedures for employees of comparable status).

(b)           Continuing Employee Agreements.  Each Continuing Employee shall be required, as a condition to employment with Parent, to execute and deliver to Parent, on or prior to the Closing Date, (i) Parent’s form of Proprietary Information Agreement, and (ii) such other documents as Parent requires generally of its employees of comparable status ((i) and (ii) together, the “Continuing Employee Agreements”), which Continuing Employee Agreements will be furnished to such employees no later than five (5) Business Days prior to the Closing Date and will only become effective upon the Closing.

(c)            General Compensation and Benefits.  Continuing Employees shall receive standard employee benefits offered by Parent to its employees of comparable status (it being understood that Parent shall offer the Continuing Employees (i) an amount of base salary and target bonus that is at least equivalent, in the aggregate, to that provided by the Company, and (ii) eligibility to participate in Parent’s bonus plans in an amount and on terms equivalent to similarly situated employees of Parent and, with respect to determination of vacation accrual and vesting in 401(k) plan related benefits, comparable length of service (in determining length of service, Parent shall include each Continuing Employee’s length of service with the Company)).  Coverage for each Continuing Employee under Parent’s benefit plans and programs shall commence as of 12:01 A.M. on the day such Continuing Employee commences employment with Parent.  Subject to the consent of any third-party insurer, no exclusion of conditions pre-existing as of the commencement of the Continuing Employee’s employment with Parent shall be imposed under Parent’s welfare benefit plans and programs except to the extent applicable as of that date under the comparable plan or program of the Company.

(d)           No Right to Continued Employment or Benefits.  Neither Parent, Merger Sub nor Sister Sub is under any obligation to hire or retain any Employee, or provide any Employee with any particular benefits (other than as may be expressly provided in the Specified Employee Offer Package Agreements or the Continuing Employee Agreements), or make any payments or provide any benefits to those Employees whom Parent subsequently terminates.

(e)           FICA, Employment Taxes.  With respect to any Employees terminated by the Company prior to the Effective Time of the Merger, the Company shall be responsible for all FICA, payroll and employment Taxes relating to each Employee until the termination of his or her employment with the Company, including any payments made with respect to any Company Equity Rights.  Parent shall be responsible for all FICA, payroll and employment taxes relating to the Continuing Employees and the Specified Employees commencing from the date on which their employment with Parent commences.

(f)            Company Employee Plans.  Effective immediately preceding the Closing, the Company will take action to terminate any and all Company Plans intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code and, at the request of Parent, the Company will provide Parent with reasonable evidence, in the form of resolutions of the Company’s Board terminating such Company Plan, that such plans have been terminated not later than, and effective immediately prior to, the Closing pursuant to resolutions duly adopted by the Company Board or other duly-designated authority.  In addition, the Company will take action prior to the Closing to amend such Company Plan effective prior to its termination to provide for the automatic payment of participants’ accounts upon plan termination in the form of a lump sum, rather than an annuity.  In the event that termination of such Company Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees (other than the normal and reasonable administrative fees associated with termination), then the Company will take such actions as are reasonably necessary to estimate the amount of such charges and/or fees and provide such estimate in writing to Parent prior to the Closing Date.

4.13         Tax Matters.

(a)           Post-Closing Tax Returns.  Parent shall properly and accurately prepare (or cause to be prepared) and file (or cause to be filed) each Tax Return required to be filed by the Company after the Closing Date for a taxable period beginning before the Closing Date.  Such Tax Return shall be provided to the Stockholder Representative at least thirty (30) days prior to the due date for filing such return (or, if required to be filed within thirty (30) days of the Closing, as soon as possible following the Closing); and the Stockholder Representative shall have the right to review, comment on and consent to (which consent shall not be unreasonably withheld or delayed) such Tax Return.  Parent shall consider in good faith such revisions to such Tax Returns as the Stockholder Representative reasonably requests. The failure of the Stockholder Representative to propose any changes to any such Tax Return within fifteen (15) days of receipt thereof shall constitute consent.

(b)           Straddle Period Allocations.  For purposes of this Agreement, Taxes of the Company incurred with respect to a taxable period that includes but does not end on the Closing Date, shall be allocated to the portion of the taxable period ending on the Closing Date (i) except as provided in (ii) and (iii) below, to the extent feasible, on a specific identification basis, according to the date of the event or transaction giving rise to the Tax, and (ii) except as provided in (iii) below, with respect to periodically assessed ad valorem Taxes and Taxes not otherwise feasibly allocable to specific transactions or events, in proportion to the number of days in such taxable period occurring through the Closing Date compared to the total number of days in such taxable period, and (iii) in the case of any Tax based upon or related to income or receipts, in an amount equal to the Tax which would be payable if the relevant taxable period ended on the Closing Date.

(c)           Amended Returns; Tax Election.  Except consistently with a resolved audit, neither the Stockholders nor the Company may amend a Tax Return of the Company, or file or amend any Tax election relating to the Company, in each case, with respect to a taxable period beginning before the Closing Date without the consent of Parent (which consent shall not be unreasonably withheld or delayed).

(d)           Transfer Taxes.  Any transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees incurred in connection with the exchange of Company Capital Stock for Adjusted Net Base Amount as contemplated by this Agreement shall be paid by the Stockholders when due.  The Stockholders shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees; if required by applicable Law, Parent shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(e)           Tax Certificates.  The parties agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could otherwise be imposed.

(f)           Termination of Tax Sharing Agreements.  All Tax sharing, Tax allocation, Tax indemnity or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

(g)           Tax Proceedings.  Any party who receives any notice of a pending or threatened Tax audit, assessment, or adjustment against or with respect to the Company which may give rise to liability of another party hereto, shall promptly notify such other party within ten (10) Business Days of the receipt of such notice.  The parties each agree to consult with and to keep each other informed on a regular basis regarding the status of any Tax audit or proceeding to the extent that such audit or proceeding could affect a liability of such other parties (including indemnity obligations hereunder).  The Stockholder Representative shall have the right to represent the Company’s interests in any Tax audit or administrative or judicial proceeding and to employ counsel of its choice, but reasonably satisfactory to Parent, at its expense, but only to the extent such audit or other proceeding pertains to taxable periods ending on or before the Closing Date and for which the Stockholders are required to indemnify pursuant to Article 6.  Parent shall have the right to participate in such proceeding at its own expense, and shall be entitled to control the disposition of any issue involved in such proceeding which does not affect a potential liability of the Stockholders.  Parent and the Stockholders shall be entitled to represent their own interests in light of their responsibilities (including indemnity obligations) for Taxes, at their own expense, in any audit or administrative or judicial proceedings involving a taxable period that includes but does not end on the Closing Date.  Notwithstanding the foregoing provisions of this Section 4.13(g), (1) the Stockholders shall not, without Parent’s consent (which will not be unreasonably withheld or delayed), agree to any settlement with respect to any Tax if such settlement could adversely affect any Tax liability of Parent or (with respect to any taxable period (or portion thereof) beginning after the Closing Date or for which the Stockholders are otherwise not required to indemnify pursuant to Article 6) the Company and (2) Parent shall not, without the Stockholder Representative’s consent (which will not be unreasonably withheld or delayed), agree to any settlement with respect to any Tax if such settlement could adversely affect any Tax liability of the Stockholders or (with respect to any taxable period (or portion thereof) prior to the Closing Date for which the Stockholders are required to indemnify pursuant to Article 6) the Company.  Except as provided in this Section 4.13(g), the provisions of Section 6.4 including the provisions therein addressing settlement authority, shall govern the manner in which any Tax audits or administrative or judicial proceedings relating to Taxes are resolved.

(h)           Cooperation, Access to Information, and Record Retention.  The Stockholders and Parent shall cooperate, and cause their representatives and Affiliates to cooperate, to the extent reasonably requested by any other party hereto in connection with the preparation and filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes of the Company.  Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Stockholders, Parent and the Company shall (i) retain all books and records with respect to Company Taxes (including Tax Returns) relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations for assessment of Taxes for such respective taxable period, and (ii) give the other parties hereto reasonable written notice prior to transferring, destroying or discarding any such books and records and, if another party so requests, allow such party to take possession of such books and records.

4.14         Indemnification of Directors and Officers of the Company.  Parent and Surviving Corporation agree that all rights to indemnification or exculpation now existing in favor of the employee, agents, directors or officers of the Company (the “Company Indemnified Parties”) as provided in the Company Certificate of Incorporation and  Company By-Laws shall be included in the Surviving Company’s Certificate of Incorporation and by-laws, except as otherwise prohibited by applicable Law, and shall, together with any and all indemnification agreements between the Company and any Company Indemnified Parties in existence on the date hereof, continue in full force and effect for any claims relating to any act or omission occurring prior to the Effective Time for a period of six (6) years from and after the Closing Date, assuming the consummation of the Merger; provided, however, that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification or exculpation in respect of any such claim or claims shall continue until disposition of any all such claims; provided further that Parent will cause the Surviving Company to fulfill and honor the obligations of the Surviving Company under this Section 4.14.  Any determination required to be made with respect to whether a Company Indemnified Party’s conduct complies with the standards set forth in the Surviving Company’s Certificate of Incorporation and by-laws or otherwise shall be made by independent counsel selected by the Surviving Company reasonably satisfactory to the Company Indemnified Party (or in the case of such indemnification agreements “Independent Counsel” (as such term is defined therein)) (“Independent Counsel”).  Such Independent Counsel’s determination shall be final and binding on Parent, the Surviving Company and the Company Indemnified Party, and the fees and expenses of such Independent Counsel shall be paid by the Surviving Company.  Prior to the Closing, the Company shall purchase, at its sole cost and expense, a fully prepaid “tail” policy under the Company’s existing directors’ and officers’ liability insurance policy, which contains coverage terms comparable to those applicable to the current directors and officers of the Company (the “Company D&O Tail Policy”).  If the Merger is consummated, then Parent will not cancel the Company D&O Tail Policy during its term and will reasonably cooperate with any covered persons in making claims for coverage against the insurer thereunder.  Nothing in this Section 4.14 shall be construed to limit any right that Parent would otherwise have to obtain indemnification pursuant to Article 6 in connection with any matter underlying any claim for indemnification by any of the Company Indemnified Parties.  The provisions of this Section 4.14 are intended to be for the benefit of, and shall be enforceable by, each of the Company Indemnified Parties.

4.15         Litigation.  The Company will (a) notify Parent in writing promptly after learning of any action, suit, arbitration, mediation, proceeding, claim, or investigation by or before any Governmental Entity or arbitrator initiated by or against it, or to the Company’s knowledge to be threatened against the Stockholders, the Company or any of its directors, officers or Employees in their capacity as such (a “New Litigation Claim”), (b) notify Parent of ongoing material developments in any New Litigation Claim, and (c) consult in good faith with Parent regarding the conduct of the defense of any New Litigation Claim.

4.16         Financial Statements.  The Company acknowledges Parent must file with the SEC on Form 8-K the financial statements required by Item 9.01 of Form 8-K.  From and after the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time of the Subsequent Merger, or, in the event of the Company Election, the Effective Time of the Merger, the Company shall use its commercially reasonable efforts to afford and make available to Parent and to the independent public accountants selected by Parent to perform the necessary audits and reviews, reasonable access during normal business hours to such records, financial statements or other documentation as may be necessary or useful in the preparation and audit of the required financial statements.  From and after the date of this Agreement, unless this Agreement is sooner terminated pursuant to its terms, the Company, and following the Closing, each of the Specified Employees, shall use his or her commercially reasonable efforts to assist in the preparation and audit of such financial statements in the manner reasonably requested by Parent, including making available to Parent and the independent public accountants following the Closing Date persons familiar with such records, financial statements or other documentation (who remain employed by Parent or its subsidiaries) as may be necessary to assist Parent in complying with its reporting obligations.  For the avoidance of doubt, in no event will the Company’s or the Specified Employees’ obligations under this Section 4.16 require them to hire or retain additional employees, consultants, advisors or auditors or otherwise incur any out-of-pocket expenses (other than incidental expenses associated with duplication or scanning of relevant records, financial statements or other documentation).  For the avoidance of doubt, the sole remedy for breach of this Section 4.16 by the Stockholders shall be specific performance (and the Stockholders acknowledge and agree such remedy shall be available against them).

4.17         Invention Assignment Agreement.  The Company shall use its commercially reasonable efforts to cause its Employees involved in the development of Company Products, Company Source Code or Software to execute an EIA Agreement if they have not already done so.

4.18         Resale Registration Statement.  Without limiting the restrictions on transfer set forth in the Equity Consideration Lock-Up Agreements or the Founder Lock-Up Agreements, Parent will, promptly following the Closing (upon receiving the Company’s financial statements, and auditor consent, necessary to permit Parent to file the Resale Registration Statement), prepare and file with the SEC a registration statement on the appropriate form (the “Resale Registration Statement”), providing for the offer and resale of the Parent Common Stock received by the Stockholders pursuant to the terms of this Agreement, on a continuous basis pursuant to Rule 415 of the Securities Act, subject to the terms and conditions of the Registration Rights Agreement in the form attached hereto as Exhibit G (the “Registration Rights Agreement”).

4.19         Transaction Expenses.  Within at least three (3) Business Days prior to the Closing Date, the Company shall provide Parent with a statement reflecting its estimated Transaction Expenses, and on the Closing Date, the Company shall provide Parent a statement reflecting its actual Transaction Expenses, as of, and including the Closing Date.  The Company shall pay and settle all Transaction Expenses on or prior to the Closing Date.

4.20         Lock-Up Agreements.  To the extent that (a) a Stockholder that is to receive Parent Common Stock pursuant to this Agreement or (b) any Founder, has not executed an Equity Consideration Lock-Up Agreement or Founder Lock-Up Agreement, as applicable, with Parent, the Company shall use its best efforts to cause such Equity Consideration Lock-Up Agreement or Founder Lock-Up Agreement to be executed, as applicable, promptly following the date of this Agreement.

4.21         Merger Consideration Allocation Schedule.  The Company will, within at least two (2) Business Days prior to the Closing Date, prepare and deliver to Parent, a schedule (the “Merger Consideration Allocation Schedule”) in the form of Exhibit H hereto, reasonably acceptable to Parent and the Exchange Agent, which Merger Consideration Allocation Schedule shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of the Closing Date and immediately prior to the Effective Time:  (a) the names of all the Stockholders and holders of Company Options and Company RSUs and their respective addresses and where available, taxpayer identification numbers; (b) the number and kind of shares of Company Capital Stock held by, or subject to the Company Options or Company RSUs held by, such Persons and, in the case of outstanding shares, the respective certificate numbers; (c) the number of shares of Company Common Stock subject to and the exercise or threshold price, as applicable, per share in effect for each Company Option or Company RSU (and amount of cash or options required to be deducted and withheld from such Persons for Taxes); (d) the date on which such Company Option or Company RSU was granted and its expiration date; (e) the vesting status and schedule with respect to Company Options and Company RSUs; (f) the Tax status of each Company Option under Section 422 of the Code and whether such Company Option is intended to be an “Incentive Stock Option” as defined in the Code or a non-qualified stock option; (g) the calculation of the Adjusted Net Base Amount, Aggregate Exercise Proceeds of In-the-Money Company Derivative Securities, Closing Cash, Closing Stock, Common Equivalent Per Share Value, Common Per Share Closing Cash Amount, Common Per Share Closing Stock Amount, Common Per Share Escrow Cash Amount, Common Per Share Escrow Stock Amount, Escrow Cash, Escrow Stock, Net Merger Consideration, Option/RSU Exchange Ratio, Series A Per Share Closing Cash Amount, Series A Per Share Closing Stock Amount, Series A Per Share Escrow Cash Amount, Series A Per Share Escrow Stock Amount, Series A Per Share Dividend Amount, Series A Total Dividend Amount and Total Common Equivalents Outstanding; (h) the allocation of the Closing Cash, Closing Stock, Escrow Cash and Escrow Stock among the Stockholders and the Pro Rata Share of each Stockholder; and (i) the allocation of Parent Options and Parent RSUs among the holders of Company Options and Company RSUs.

4.22         Parachute Payments.  Before the Effective Time of the Merger, the Company will (a) submit to all persons entitled to vote (within the meaning of the Treasury Regulations under Section 280G of the Code) the material facts concerning all payments and benefits that Parent and the Company reasonably believe, in the absence of stockholder approval of such payments and benefits, constitute or could constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code (collectively, “Parachute Payments”), in form and substance reasonably satisfactory to Parent and its counsel, which will satisfy all requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, and (b) solicit the approval and consent of all such persons with respect to the Parachute Payments in a manner in conformity with Section 280G of the Code and the regulations promulgated thereunder.

4.23         Section 16 Matters.  Prior to the Effective Time of the Merger, Parent shall take all such commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who would reasonably be expected to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.  Parent acknowledges that all such above referenced acquisitions are compensatory in nature.

4.24         Stockholder Approval and Information Statement.

(a)           Immediately following its execution of the Agreement, the Company shall use all commercially reasonable efforts to solicit and deliver to Parent copies of the fully executed Stockholder Consents (including the irrevocable limited waiver, release and discharge attached thereto) dated as of the date of this Agreement as evidence of the Stockholder Approval, which Stockholder Consents shall be valid and effective under Section 228 of the DGCL and the Company’s Certificate of Incorporation and the Company By-Laws.

(b)           As soon as possible after obtaining the Stockholder Approval, the Company shall take all action necessary in accordance with this Agreement, the DGCL, its Certificate of Incorporation and the Company By-Laws to solicit Stockholder Consents (including the irrevocable limited waiver, release and discharge attached thereto) from all Stockholders who have not yet executed Stockholder Consents.

(c)           In connection with soliciting the written consents of its Stockholders pursuant to Section 4.24(b), the Company shall prepare and deliver to its Stockholders an information statement that contains the information as may be required pursuant to the applicable provisions of the DGCL and the CGCL (together with any amendments thereof or supplements thereto, the “Information Statement”).  The Company shall afford Parent and its counsel a reasonable opportunity to review and comment upon the Information Statement and any other materials or notices prior to such materials being delivered to the Stockholders, and the Information Statement shall be in a form reasonably acceptable to Parent.

4.25         Purchaser Representative.  As soon as practicable after the date hereof, the Company shall arrange for a purchaser representative (as contemplated by, and pursuant to, Regulation D of the Securities Act) reasonably satisfactory to Parent (the “Purchaser Representative”) to represent each Stockholder that is an Unaccredited Investor in connection with the transactions contemplated by this Agreement.

4.26         Equity Award Clarification Agreement.  The Company shall have delivered to Parent prior to the date of this Agreement, agreements in the form attached hereto as Exhibit L (the “Equity Award Clarification Agreement”) executed by each of the individuals set forth on Schedule 4.26(a), and the Company will deliver to Parent, no later than three (3) days prior to the Closing Date, Equity Award Clarification Agreements executed by each of the individuals set forth on Schedule 4.26(b).

ARTICLE 5

CONDITIONS TO THE MERGER

5.1           Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived (to the extent legally permitted), in writing, exclusively by the Company:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties) on and as of the date of this Agreement and shall be so true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall remain so true and correct as of such date (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects as of such date (in the case of other representations and warranties)).

(b)           Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by them on or prior to the Closing Date.

(c)           Closing Certificate.  Parent and Merger Sub shall have executed and delivered to the Company a certificate, executed by an officer of Parent and Merger Sub, that each of the conditions set forth in Sections 5.2(a) and (b) has been satisfied in all respects (the “Parent Officer’s Certificate”).

(d)           Escrow Agreement.  Each of Parent and the Escrow Agent shall have executed and delivered to the Company the Escrow Agreement.

(e)           Tax Opinion.  The Company shall have received from Fenwick & West LLP (or such other law firm as shall be reasonably acceptable to the Company) an opinion, in form and substance reasonably satisfactory to the Company, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing on the Closing Date, the Integrated Transaction will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and that each of Company, Parent and Merger Sub will be treated as a party thereto within the meaning Code Section 368(b), and such opinion shall not have been withdrawn.  In rendering such opinion, Fenwick & West LLP (or such other law firm as shall be reasonably acceptable to the Company) may require, and to the extent it deems appropriate, may rely upon, representations made in certificates of officers of Parent and the Company.  The parties specifically acknowledge and agree that they shall make such reasonable representations as may be requested by Fenwick & West LLP (or such other law firm as shall be reasonably acceptable to the Company) for the purpose of rendering such opinions.

(f)            No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition issued by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger, or materially modifying the terms and conditions thereof, shall be in effect, and there shall be no pending action, proceeding or other application before any Governmental Entity of competent jurisdiction seeking any such order, restraint or prohibition.

(g)           HSR Act.  The applicable waiting period (and any extension thereof) under the HSR Act must have expired or been terminated.

(h)           No Adverse Change.  There shall not have occurred any Parent Material Adverse Effect which is continuing.

(i)             Registration Rights Agreement.  Parent shall have executed and delivered to the Stockholders the Registration Rights Agreement.

5.2           Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived (to the extent legally permitted), in writing, exclusively by Parent:

(a)            Representations and Warranties.  The representations and warranties of the Company contained in this Agreement shall have been true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties) on and as of the date of this Agreement and shall be so true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall remain so true and correct as of such date (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects as of such date (in the case of other representations and warranties)).

(b)            Agreements and Covenants.  The Company shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by it on or prior to the Closing Date.

(c)            No Adverse Change.  There shall not have occurred any Company Material Adverse Effect which is continuing.

(d)            Stockholder and Board Approval.  Each of the Stockholder Consents (which collectively comprise the Required Company Vote and approval of the allocation of the Adjusted Net Base Amount and the distribution thereof to the Stockholders) and the irrevocable limited waiver, release and discharge attached thereto shall have been executed and obtained from every necessary Stockholder and shall be in full force and effect.  The Board Approval shall have been obtained and shall be in full force and effect.

(e)            Closing Certificate.  The Company shall have executed and delivered to Parent a certificate of the Company, executed by an officer of the Company, that each of the conditions set forth in Sections 5.2(a)-(d) has been satisfied in all respects (the “Officer’s Certificate”).

(f)            Secretary’s Certificate.  The Company shall have delivered to Parent a certificate of the Company executed by an officer of the Company, dated as of the Closing Date, certifying:  (i) the Board Approval and the Stockholder Consents, (ii) the Company Certificate of Incorporation and the Company By-Laws, and (iii) the name, title, incumbency and signatures of the officers authorized to execute this Agreement and the Related Agreements to which the Company is a party (the “Secretary’s Certificate”).  Parent shall have received a certificate of the Secretary of State of the State of Delaware and the Secretary of State of the State of California, and each state in which the Company is qualified to do business as to the Company’s good standing.

(g)           Opinion of Counsel.  Parent shall have received an opinion letter of Fenwick & West LLP dated the Closing Date, in customary form reasonably satisfactory to Parent concerning the matters set forth in Exhibit I.

(h)           Escrow Agreement.  The Escrow Agent, the Stockholder Representative and the Company shall have executed and delivered the Escrow Agreement.

(i)             Employees.  (i) Each of the Founders shall have remained continuously employed with the Company from the date of this Agreement through the Closing and shall have executed and delivered each of the documents set forth in such Founder’s Specified Employee Offer Package Agreement, and no action shall have been taken by any such individual to rescind or disclaim any such document; and (ii) the designer agreements listed on Schedule 5.2(i) hereto shall have been terminated.

(j)            Third-Party Consents.  Parent shall have been furnished with evidence reasonably satisfactory to it that the Company has obtained the consents, approvals and waivers required to be obtained by the Company for the consummation of the Merger set forth on Schedule 5.2(j).

(k)            Legal Action.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition issued by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger, or materially modifying the terms and conditions thereof, shall be in effect.  There shall not be any threatened or pending action, proceeding or other application before any court or Governmental Entity of competent jurisdiction brought by any Person or Governmental Entity:  (i) challenging or seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Agreement, or seeking to obtain any material damages from Parent, Merger Sub or the Company as a result of the Merger or such other transactions; or (ii) seeking to prohibit or impose any limitations on Parent’s ownership or operation of all or any portion of the Company’s business or assets, or to compel Parent to dispose of or hold separate all or any portion of its or the Company’s business or assets as a result of the transactions contemplated by the Agreement which if successful would reasonably be expected to have a material adverse effect on Parent’s ability to receive the anticipated benefits of the Merger.

(l)             No Outstanding Securities.  There shall be no outstanding Company Equity Rights (other than those to be assumed and converted pursuant to Section 1.9).

(m)           Dissenting Stockholders.  Holders of not more than five percent (5%) of the issued and outstanding Company Capital Stock as of the Closing Date shall have elected to, or continue to have contingent rights to, exercise appraisal rights under the DGCL or dissenters’ rights under the CGCL as to such shares.

(n)            Valid Private Placement.  Parent shall have determined in its sole discretion following consultation with outside securities counsel that the Parent Common Stock to be issued pursuant to the terms of this Agreement shall qualify for the exemption from registration pursuant to Regulation D of the Securities Act (it being understood that this condition will be revised if necessary pursuant to Section 1.17).

(o)            No Parent Stockholder Approval. The amount of Parent Common Stock (together with any Company Equity Rights assumed by Parent pursuant to the terms of this Agreement) to be issued (or assumed, as applicable) to the Stockholders (or holders of Company Equity Rights, as applicable) pursuant to the terms of this Agreement shall not, in Parent’s good faith discretion following consultation with outside securities counsel, reasonably be expected to require the prior approval of Parent’s stockholders pursuant to Nasdaq Rule 5635, it being understood that so long as the shares of Parent Common Stock issued or issuable pursuant to Article 1 will not exceed 19.9% of the outstanding shares of Parent Common Stock immediately prior to the Effective Time of the Merger, then this condition will be deemed satisfied.

(p)           HSR Act.  The applicable waiting period (and any extension thereof) under the HSR Act must have expired or been terminated.

(q)           Parachute Payments.  The Company shall have delivered to Parent evidence reasonably satisfactory to Parent that either (i) the requisite shareholder approval under Section 280G(b)(5)(B) of the Code was obtained with respect to any Parachute Payments in accordance with Section 4.22, or (ii) the requisite shareholder approval under Section 280G(b)(5)(B) of the Code with respect to such Parachute Payments was not obtained, and as a consequence, such Parachute Payments will not be made, retained or provided, pursuant to the parachute payment waiver agreements entered into by the affected individuals and effective prior to the Company soliciting the requisite shareholder approval under Section 280G(b)(5)(B) of the Code in accordance with Section 4.14(i) of this Agreement.

(r)            Lock-Up Agreements.  Each (i) Stockholder that is to receive Parent Common Stock in connection with the Merger and (ii) Founder, shall have executed, and delivered to Parent, an Equity Consideration Lock-Up Agreement or a Founder Lock-Up Agreement, as applicable, and such agreement shall be in full force and effect.

(s)            Company Warrants.  The Company shall have entered into Warrant Termination Agreements with any holders of Company Warrants that have not exercised for Company Common Stock, and such agreement shall be in full force and effect.

(t)           Treatment of Indebtedness and Liens.  The Company shall provide evidence in form and substance satisfactory to Parent that: (i) prior to or contemporaneously with the Closing, all obligations for Indebtedness set forth on Schedule 5.2(t)(i) (“Terminating Indebtedness”) (A) shall have been satisfied in full and terminated, (B) all Liens and any related documents for such Terminating Indebtedness shall have been released and terminated and (C) all related financing statements, control agreements, notice filings with the Copyright Office or United States Patent and Trademark Office and any other documents to evidence the termination of such Liens for Terminating Indebtedness, shall have been filed or authorization shall have been provided for Parent (or its designee) to make such filings; (ii) at least five (5) Business Days prior to the Closing, obligations for Indebtedness set forth on Schedule 5.2(t)(ii) (“Terminating Capital Lease Indebtedness”) (A) shall have been satisfied in full and terminated, (B) all Liens and any related documents for such Terminating Capital Lease Indebtedness shall have been released and terminated and (C) the underlying equipment shall have been purchased and paid in full; and (iii) prior to or contemporaneously with the Closing, the lender or lessor, as applicable, under the obligations for Indebtedness set forth on Schedule 5.2(t)(iii) (“Assumed Indebtedness”) shall have consented to the assignment or transfer of such Assumed Indebtedness in connection with the Merger (or, upon the mutual agreement of Parent and the Company, such Assumed Indebtedness shall instead be resolved in the manner set forth in the preceding clause (ii)).

(u)           Equity Award Clarification Agreement.  The Company shall have delivered to Parent Equity Award Clarification Agreements executed by each of the individuals listed on Schedule 4.26(a) and Schedule 4.26(b), no action shall have been taken by any such individual to rescind such agreement and all such agreements shall be in full force and effect.

ARTICLE 6

INDEMNIFICATION, ETC

6.1           Survival of Representations, Warranties and Covenants.

(a)           If the Merger is consummated, the representations and warranties of the Company set forth in this Agreement, the Company Disclosure Letter and the Officer’s Certificate (collectively, the “Operative Documents”) shall survive the execution and delivery of this Agreement and the Effective Time and shall terminate at 5:00 P.M. Pacific time on the twelve (12) month anniversary of the Closing Date (the “Claim Termination Date”), except that the representations and warranties of the Company set forth in Sections 2.1 (Organization of the Company), 2.2 (Authority), 2.6 (Capital Structure), and 2.27 (Tax Matters) (collectively, the “Fundamental Representations”) shall so survive but shall terminate at 5:00 P.M. Pacific time on the date of expiration of the applicable statute of limitations, and the period for which claims for indemnification may be made under this Article 6 for the matters described in Section 6.2(a)(i)-(vi) shall terminate at 5:00 P.M. Pacific time on the Claim Termination Date (other than as it relates to the Fundamental Representations, the period for which claims for indemnification may be made under this Article 6 shall terminate upon the applicable expiration of the statute of limitations as provided in this Section 6.1(a)), and except, in all cases, with respect to any Loss, claim or breach of which any Indemnified Party shall have provided written notice to the Stockholder Representative (in accordance with this Article 6) prior to such termination, with respect to which the applicable underlying representations and warranties or claim under Section 6.2(a)(i)-(vi) shall survive as to such Loss, claim or breach only until the resolution and satisfaction thereof (in accordance with this Article 6), assuming such resolution and satisfaction occurs following the Claim Termination Date.

(b)           If the Merger is consummated, the representations and warranties of Parent, Merger Sub and Sister Sub set forth in this Agreement, and the period for which claims for indemnification may be made under this Article 6 for the failure of such representations and warranties, in each case, other than those set forth in Section 3.5(c) and Section 3.9 (collectively, the “Parent Specified Representations”), shall terminate at 5:00 P.M. Pacific time on the Claim Termination Date, except, in all cases, with respect to any Loss, claim or breach of which any Stockholder shall have provided written notice to Parent (in accordance with this Article 6) prior to such termination, with respect to which the applicable underlying representations and warranties shall survive as to such Loss, claim or breach only until the resolution and satisfaction thereof (in accordance with this Article 6), assuming such resolution and satisfaction occurs following the Claim Termination Date.  The Parent Specified Representations shall terminate at the Effective Time.

(c)           If the Merger is consummated, the respective covenants, agreements and obligations of the Company, Parent, Merger Sub and Sister Sub set forth in this Agreement or in any certificate, document or other instrument delivered pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Effective Time without limitation until fully performed; provided that the period for which claims for indemnification under this Article VI for breach of any such covenant, agreement or obligation may be made pursuant to Section 6.2(a)(ii) shall expire at 5:00 P.M. Pacific time on the Claim Termination Date in accordance with Section 6.1(a).

6.2           Indemnification.

(a)           As an integral term of the Merger and the Subsequent Merger, Parent, Merger Sub, Sister Sub, the Transitory Surviving Corporation and the Surviving Company and each of their officers, directors, employees, members, agents and Affiliates (each an “Indemnified Party,” and collectively, the “Indemnified Parties”) shall be indemnified, defended and held harmless and reimbursed by and from (x) the Escrow Amount (according to the Pro Rata Share interests of the Stockholders in the Escrow Amount), through the operation of the escrow provided in Section 1.13 of this Agreement and pursuant to the terms of the Escrow Agreement and this Article 6, and (y) each Stockholder (collectively, the “Indemnifying Parties”), on a several and not joint basis according to its Pro Rata Share, for any amounts beyond the Escrow Amount for which such Stockholder is liable pursuant to the terms of Section 6.3(d), in each case, for any and all claims, losses, liabilities, obligations, fines, penalties, Taxes, demands, lawsuits, actions, assessments, damages (excluding punitive, exemplary, consequential, lost profits and business interruption damages, except that such damages shall not be so excluded to the extent that an Indemnified Party actually pays any such damages to a third party), or expenses whatsoever (including penalties, fines, reasonable attorneys’ fees and expenses, and other reasonable professional, experts’ and consultant’s fees and other reasonable costs of defense or investigation), whether or not involving a Third-Party Claim, calculated net of actual recoveries under existing insurance policies (net of any applicable collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums) (collectively “Losses”), incurred or suffered by any such Indemnified Parties directly or indirectly as a result of, or arising out of:

(i)            the failure of any representation or warranty of the Company set forth in the Operative Documents to be true and correct in all respects as of the date of this Agreement (in the case of representations and warranties contained in this Agreement and the Company Disclosure Letter only) and as of the Closing Date (in the case of each Operative Document) (except in the case of representations and warranties which by their terms speak only as of a specific date or dates);

(ii)           any failure by the Company to fully perform, fulfill or comply with any covenant set forth in this Agreement;

(iii)           any Transaction Expenses, to the extent not deducted in the calculation of the Adjusted Net Base Amount;

(iv)           any Working Capital Reduction or Net Cash/Net Debt Reduction pursuant to Section 1.18(d);

(v)           any Stockholder’s Pro Rata Share of unpaid expenses of the Settling Audit Firm pursuant to Section 1.18(c) or the arbitrator pursuant to Section 6.4(b) (with respect to claims brought against the Escrow Amount that are resolved through arbitration); and

(vi)           any amounts paid to a holder of Dissenting Shares to the extent such amounts exceed the Per Share Common Stock Merger Consideration or Per Share Preferred Stock Merger Consideration, as applicable, that would otherwise have been paid to such holder pursuant to the terms of Section 1.9, to the extent that such holder was not exercising their rights of appraisal.

(b)           If the Merger is consummated, then notwithstanding anything to the contrary contained in this Agreement or in any Related Agreement, as an integral term of the Merger, Parent shall indemnify, defend and hold harmless the Stockholders (which term, for purposes of this Article VI, shall include each of their respective officers, directors, employees, managers, members, general partners, agents and affiliated investment funds) against any and all Losses incurred or suffered by any such Stockholder directly or indirectly as a result of, or arising out of: (1) the failure of any representation or warranty of Parent set forth in this Agreement, the Parent Disclosure Letter or the Parent Officer’s Certificate (collectively, the “Parent Operative Documents”) that survives the Effective Time of the Merger to be true and correct in all respects as of the date of this Agreement (in the case of representations and warranties contained in this Agreement and the Parent Disclosure Letter only) and as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates); (2) any failure by Parent to fully perform, fulfill or comply with any covenant set forth in this Agreement; and (3) Parent’s share of unpaid expenses of the Settling Audit Firm pursuant to Section 1.18(c) or the arbitrator pursuant to Section 6.4(b) (with respect to claims brought against the Escrow Amount that are resolved through arbitration).

6.3           Limitations.

(a)           No claims shall be made by any Indemnified Party for indemnification pursuant to Section 6.2(a)(i), unless and until the aggregate amount of Losses for which the Indemnified Parties seek to be indemnified pursuant to Section 6.2(a)(i) exceed 0.39% of the Adjusted Net Base Amount (the “Threshold Amount”), at which time the Indemnified Parties shall be entitled to seek indemnification for all such Losses (including all Losses included within the Threshold Amount starting from the first dollar).

(b)           In determining the amount of any Losses in respect of the failure of any representation or warranty to be true and correct as of any particular date, any materiality standard or qualification contained in such representation or warranty shall be disregarded; provided, however, that such materiality standard or qualification shall not be disregarded for the purposes of the initial determination of whether there was a failure of such representation or warranty to be true and correct as aforesaid.

(c)            If the Merger is consummated, then notwithstanding anything to the contrary contained in this Agreement or in any other Operative Document, Parent acknowledges and agrees (on behalf of itself and all of the Indemnified Parties) that, other than specific performance, injunctive relief or other equitable remedy (other than the doctrine of equitable indemnification) in each case, to the extent expressly made available to Parent or the Indemnified Parties hereunder, or in the case of fraud (including the element of scienter), (i) the indemnification provisions in this Article 6 shall be the sole and exclusive remedy of Parent and the Indemnified Parties for any and all claims against the Indemnifying Parties for Losses and any and all other damages incurred by Parent and the Indemnified Parties with respect to breaches of any Operative Documents or the transactions contemplated thereby, (ii) all applicable statutes of limitations or other claims periods with respect to claims hereunder and thereunder shall be shortened to the survival periods expressly provided in Section 6.1, and (iii) such parties irrevocably waive any and all rights they may otherwise have outside of the indemnification provisions in this Article 6 to make claims against the Indemnifying Parties under statutory and common law as a result of any Losses or any and all other damages incurred by Parent and the Indemnified Parties with respect to breaches of any Operative Documents, whether or not in excess of the maximum amounts permitted to be recovered pursuant to the indemnification provisions in this Article 6.

(d)           If the Merger is consummated, then notwithstanding anything to the contrary contained in this Agreement or in any other Operative Document, recovery from the Escrow Amount shall be the sole and exclusive remedy under this Agreement for the matters listed in Section 6.2(a), except in the case of fraud (including the element of scienter), failure of the Fundamental Representations to be true and correct as aforesaid or failure to comply with covenants as aforesaid.  In the case of failure of the Fundamental Representations to be true and correct as aforesaid or failure to comply with covenants aforesaid, after the Indemnified Parties have exhausted or made claims upon all of the Escrow Amount, each Stockholder shall be liable for his or her Pro Rata Share of the amount of any Losses resulting therefrom; provided, however, that the maximum aggregate liability of any Stockholder for any and all such claims shall be limited to such Stockholder’s amount of Closing Cash, Closing Stock, Escrow Cash and Escrow Stock actually received by such Stockholder (where each share of Parent Common Stock shall be deemed to have a value equal to the Parent Share Price); providedfurther that in the event that any Stockholder elects to satisfy the aforementioned Losses through the return of consideration from the Merger, such Stockholder will return Closing Cash and Closing Stock in the same proportion that the Escrow Cash and the Escrow Stock respectively bear to the Escrow Amount (with each share of Escrow Stock being deemed to have a value equal to the  Parent Share Price); provided, however, that with respect to that portion of any Losses that exceeds the Escrow Cash and the Escrow Stock then in escrow (with each share of Escrow Stock being deemed to have a value equal to the Parent Share Price), each Stockholder reserves the right, in its sole discretion, to satisfy any such portion of Losses for which it is obligated to indemnify an Indemnified Party via a payment of cash to such Indemnified Party in lieu of returning shares of Closing Stock.

(e)           The Indemnified Parties will exercise commercially reasonable efforts to mitigate potential claims for Losses and agree that the Indemnifying Parties will not be liable to indemnify any Indemnified Parties pursuant to this Article 6 for any Losses proximately caused by the failure of the Indemnified Parties to so exercise such efforts.

(f)           Notwithstanding anything herein to the contrary, the representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Indemnified Parties based on such representations, warranties, covenants and obligations, will not be limited or affected by any investigation conducted by Parent, Merger Sub or Sister Sub, or any agent of Parent, Merger Sub or Sister Sub with respect to, or any knowledge acquired (or capable of being acquired) by Parent, Merger Sub or Sister Sub or any agent of Parent, Merger Sub or Sister Sub at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to, the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation as aforesaid.  The waiver by Parent, Merger Sub or Sister Sub of any of the conditions set forth in Article 5 will not affect or limit the provisions of this Article 6.

(g)           (i)  No claims shall be made by any Stockholder for indemnification pursuant to Section 6.2(b), and Parent shall have no Liability to the Stockholders for Losses pursuant to Section 6.2(b) unless and until the aggregate amount of such Losses for which the Stockholders seek to be indemnified pursuant to Section 6.2(b) exceeds the Threshold Amount, at which time the Stockholders shall be entitled to seek indemnification for all such Losses (including all Losses included within the Threshold Amount starting from the first dollar).

(ii)           If the Merger is consummated, then notwithstanding anything to the contrary contained in this Agreement or in any other Parent Operative Document, each Stockholder acknowledges and agrees that, other than specific performance, injunctive relief or other equitable remedy (other than the doctrine of equitable indemnification) in each case, to the extent expressly made available to such Stockholder hereunder, or in the case of fraud (including the element of scienter), (i) the indemnification provisions in this Article 6 shall be the sole and exclusive remedy of such Stockholder for any and all claims against Parent for Losses and any and all other damages incurred by such Stockholder with respect to breaches of any Parent Operative Documents or the transactions contemplated thereby, (ii) all applicable statutes of limitations or other claims periods with respect to claims hereunder and thereunder shall be shortened to the survival periods expressly provided in Section 6.1, and (iii) such Stockholder irrevocably waives any and all rights he or she may otherwise have outside of the indemnification provisions in this Article 6 to make claims against Parent under statutory and common law as a result of any Losses or any and all other damages incurred by such Stockholder with respect to breaches of any Parent Operative Documents, whether or not in excess of the maximum amounts permitted to be recovered pursuant to the indemnification provisions in this Article 6.

(iii)           If the Merger is consummated, then notwithstanding anything to the contrary contained in this Agreement or in any other Parent Operative Document, provided that Parent timely pays the Adjusted Net Base Amount to the Stockholders as required by this Agreement (including the timely release of the Escrow Amount pursuant to the terms of this Agreement and the Escrow Agreement), in no event shall Parent be liable to the Stockholders under Section 6.2(b) for any Losses in excess of an amount, in the aggregate, equal to the value of the Escrow Stock (where each share of Parent Common Stock shall be deemed to have a value equal to the Parent Share Price), except in the case of fraud (including the element of scienter), failure of the representations and warranties of Parent, Merger Sub and Sister Sub set forth in Sections3.1 (Organization of Parent and Merger Sub), 3.2 (Authority), 3.4 (Capitalization), 3.5(a)-(b) (Reports and Financial Information) and 3.6 (Parent Common Stock (first sentence only)) (collectively, the “Parent Fundamental Representations”) to be true and correct as aforesaid, or failure to comply with covenants as aforesaid; provided, however, in the case of failure of the Parent Fundamental Representations to be true and correct as aforesaid or failure to comply with covenants aforesaid, Parent’s maximum aggregate liability to the Stockholders for any Losses suffered in connection therewith shall in no event exceed the aggregate value of the Closing Stock and Escrow Stock actually received by the Stockholders pursuant to the Merger (where each share of Parent Common Stock shall be deemed to have a value equal to the Parent Share Price).

(iv)          The Stockholders will exercise commercially reasonable efforts to mitigate potential claims for Losses and agree that Parent will not be liable to indemnify the Stockholders pursuant to this Article 6 for any Losses proximately caused by the failure of the Stockholders to so exercise such efforts.

(v)           Notwithstanding anything herein to the contrary, the representations, warranties, covenants and obligations of Parent, and the rights and remedies that may be exercised by the Stockholders based on such representations, warranties, covenants and obligations, will not be limited or affected by any investigation conducted by the Company, the Stockholders or any agent of the Company or the Stockholders with respect to, or any knowledge acquired (or capable of being acquired) by the Company or the Stockholders or any agent of the Company or the Stockholders at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to, the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation as aforesaid.  The waiver by the Company of any of the conditions set forth in Article 5 will not affect or limit the provisions of this Article 6.

(h)           The provisions of this Article 6 (including any limitations set forth herein) shall not apply with respect to fraud (including the element of scienter).

(i)             Notwithstanding anything in this Agreement to the contrary, no Indemnified Party shall be entitled to indemnification pursuant to this Article 6 with respect to that portion of a particular Liability that has been taken into account in the calculation of Net Working Capital or Net Cash/Net Debt (as such calculations are ultimately finalized through the processes set forth in Section 1.18 and after recovery by Parent of any Working Capital Reduction and/or Net Cash/Net Debt Reduction pursuant to Section 1.18) and fully extinguished, offset or monetized in connection therewith; provided, however, that this Section 6.3(i) shall not operate to reduce, eliminate or diminish any indemnification otherwise available to an Indemnified Party under this Article 6 with respect to all or any portion of a Liability that is not so fully extinguished, offset or monetized.

6.4           Procedures.

(a)           General.  Promptly after the discovery by any Indemnified Party of any Loss or Losses, claim or breach, including any claim by a third party against any Indemnified Party (a “Third-Party Claim”), that gives rise to indemnification hereunder, Parent (on behalf of the Indemnified Party) shall, in good faith, deliver to the Escrow Agent (with a copy to the Stockholder Representative) a certificate, in the form provided as Exhibit A to the Escrow Agreement (a “Claim Certificate”), that:

(i)            states that the Indemnified Party has paid or accrued (in accordance with GAAP, without reference to any thresholds or materiality requirements that GAAP may otherwise require) Losses, or reasonably anticipates in good faith that it may or will pay or incur liability for Losses, for which such Indemnified Party is entitled to indemnification pursuant to this Agreement (it being understood that unless otherwise consented to by the Stockholder Representative, with respect to any Losses which have been accrued for or which are reasonably anticipated, but which have not actually been paid or otherwise settled, while such Losses may be the subject of a Claim Certificate, such Losses shall not be recoverable until actually paid or otherwise settled); and

(ii)           specifies in reasonable detail, to the extent practicable, the amount of, and basis for, such Losses;

provided, however, that no delay on the part of Parent in notifying the Escrow Agent and Stockholder Representative shall relieve the Indemnifying Parties of any liability or obligations hereunder, except to the extent that the Indemnifying Parties have been materially prejudiced thereby, and then only to such extent.  If the Stockholder Representative, in good faith, objects to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate (each a “Contested Loss”), the Stockholder Representative shall deliver a written notice, in the form provided as Exhibit B to the Escrow Agreement (the “Contest Notice”), to such effect to the Escrow Agent, with a duplicate copy delivered simultaneously to Parent, within thirty (30) days after receipt by the Stockholder Representative of such Claim Certificate.  Thereafter, the Stockholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties within thirty (30) days of delivery of the Contest Notice with respect to each Contested Loss.  If Parent and the Stockholder Representative agree with respect to any of such claims, Parent and the Stockholder Representative shall promptly prepare and sign a memorandum setting forth such agreement and, if applicable, an instruction to the Escrow Agent.  In the event that any Indemnified Party seeks to bring an indemnification claim hereunder directly against the Stockholders to the extent permitted by Section 6.4(d), then “Stockholder” will be substituted for “Escrow Agent” and “Stockholder Representative” in the procedures set forth in this Section 6.4 as the context requires.

(b)           Arbitration of Contested Losses.  Any Contested Loss that is not resolved in accordance with Section 6.4(a) will be submitted to mandatory, final and binding arbitration before J.A.M.S./ENDISPUTE or its successor (“J.A.M.S.”), pursuant to the United States Arbitration Act, 9 U.S.C., Section 1 et seq. and any such arbitration will be conducted in San Francisco, California.  In the event J.A.M.S. ceases to provide arbitration service, then the term “J.A.M.S.” will thereafter mean and refer to the American Arbitration Association (“AAA”).  Either Parent or the Stockholder Representative may commence the arbitration process called for by this Agreement by filing a written demand for arbitration with J.A.M.S. and giving a copy of such demand to each of the other parties to this Agreement.  The arbitration will be conducted in accordance with the provisions of J.A.M.S’ Streamlined Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration (or, if J.A.M.S. then means the AAA, the commercial arbitration rules of the AAA then in effect), subject to the provisions of this Section 6.4(b).  The parties will cooperate with J.A.M.S. and with each other in promptly selecting a single arbitrator from J.A.M.S.’ panel of neutrals, and in scheduling the arbitration proceedings in order to fulfill the provisions, purposes and intent of this Agreement.  The parties covenant that they will participate in the arbitration in good faith, and that they will share in its costs in accordance with subparagraph (i) below.  The provisions of this Section 6.4(b) may be enforced by any court of competent jurisdiction.  Judgment upon the Final Award (as defined in Section 6.4(b)(iii)) or any other final finding rendered by the arbitrator in the arbitration may be entered in any court having competent jurisdiction.

(i)            Payment of Costs.  The expenses required by the arbitrator (including all reasonable costs, fees and expenses related to the arbitration, reasonable fees and expenses of attorneys, the fees of each arbitrator and the administrative fee of the arbitration proceedings) shall be paid by either Parent or the Stockholder Representative, as the case may be, whose amount set forth in the Claim Certificate or the Contest Notice, as the case may be, prior to the submission of the matter to the arbitrator was further from amount determined by the arbitrator; provided, however, that in the event the Stockholder Representative fails to timely pay the arbitrator’s expenses, the parties agree that Parent may at its option pay such arbitrator’s expenses and recover an equal amount (which shall be deemed a Loss) from the Escrow Account according to each Stockholder’s respective Pro Rata Share interest in the Escrow Cash and the Escrow Stock, as applicable.

(ii)           Burden of Proof.  Except as may be otherwise expressly provided herein, for any Contested Loss submitted to arbitration, the burden of proof will be borne by the party seeking indemnification as it would be if the claim were litigated in a judicial proceeding governed exclusively by the internal laws of the State of Delaware applicable to contracts executed and entered into within the State of Delaware, without regard to the principles of choice of law or conflicts of law of any jurisdiction.

(iii)           Award.  Upon the conclusion of any arbitration proceedings hereunder, the arbitrator will render findings of fact and conclusions of law and a final written arbitration award setting forth the basis and reasons for any decision reached (the “Final Award”) and will deliver such documents to the Stockholder Representative and Parent, together with a signed copy of the Final Award.  The Final Award will constitute a conclusive determination of all issues in question, binding upon the Stockholder Representative and Parent, and will include an affirmative statement to such effect.

(iv)           Timing.  The Stockholder Representative, Parent and the arbitrator will conclude each arbitration pursuant to this Section 6.4(b) as promptly as reasonably practicable for the Contested Loss being arbitrated.

(v)           Terms of Arbitration.  The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or the provisions of this Agreement.

(vi)          Treatment of Losses.  Upon issuance and delivery of the Final Award as provided in Section 6.4(b)(iii) above, Parent will immediately be entitled to recover from the Escrow Account the amount of any Losses determined and awarded to Parent under such Final Award.

(c)           Third-Party Claims.  The Indemnified Party shall have the right in its sole discretion to conduct the defense of any such Third-Party Claim; provided, however, that the Stockholder Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Party and shall be entitled, at its expense, to participate in, but not to conduct, any defense of the Third-Party Claim; provided further, that the Indemnifying Parties shall not be liable to indemnify any Indemnified Party for any settlement of any such Third-Party Claim effected without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed (it being understood that the Stockholder Representative shall be deemed to have reasonably withheld, conditioned or delayed such consent if it believes, in good faith, that there is not an underlying basis for indemnification under Section 6.2(a)).  If any such action or claim is settled with the prior written consent of the Stockholder Representative, or if the Stockholder Representative, in good faith, agrees in writing to the amount of a final judgment for the plaintiff in any such action being indemnifiable under this Article 6, the Indemnified Party shall be entitled to indemnification for the amount of such settlement or judgment (and reasonable attorneys’ fees and expenses, and other reasonable professional, experts’ and consultant’s fees and other reasonable costs of defense or investigation incurred in connection with defending such Third-Party Claim).

(d)           Stockholder Claims.  Claims by the Stockholders for indemnification under this Article 6 shall be made and resolved according to the following:

(i)             General.  Promptly after the discovery by any Stockholder of any Loss or Losses, claim or breach, including any claim by a third party against any Stockholder (a “Stockholder Third-Party Claim”), that gives rise to indemnification hereunder, such Stockholder shall, in good faith, deliver to Parent a certificate (a “Stockholder Claim Certificate”), that

(A)           states that the Stockholder has paid or accrued (for any entity Stockholder only, in accordance with GAAP, without reference to any thresholds or materiality requirements that GAAP may otherwise require) Losses, or reasonably anticipates in good faith that it may or will pay or incur liability for Losses, for which such Stockholder is entitled to indemnification pursuant to this Agreement (it being understood that unless otherwise consented to by Parent, with respect to any Losses which have been accrued for or which are reasonably anticipated, but which have not actually been paid or otherwise settled, while such Losses may be the subject of a Stockholder Claim Certificate, such Losses shall not be recoverable until actually paid or otherwise settled); and

(B)           specifies in reasonable detail, to the extent practicable, the amount of, and basis for, such Losses;

provided, however, that no delay on the part of such Stockholder in notifying Parent shall relieve Parent of any liability or obligations hereunder, except to the extent that Parent has been materially prejudiced thereby, and then only to such extent.  If Parent, in good faith, objects to the indemnification of a Stockholder in respect of any claim or claims specified in any Stockholder Claim Certificate (each a “Parent Contested Loss”), Parent shall deliver a written notice (the “Parent Contest Notice”), to such effect to such Stockholder, within thirty (30) days after receipt by Parent of such Stockholder Claim Certificate.  Thereafter, Parent and such Stockholder shall attempt in good faith to agree upon the rights of the respective parties within thirty (30) days of delivery of the Parent Contest Notice with respect to each Parent Contested Loss.  If such Stockholder and Parent agree with respect to any of such claims, such Stockholder and Parent shall promptly prepare and sign a memorandum setting forth such agreement.

(ii)           Arbitration of Parent Contested Losses.  Any Parent Contested Loss that is not resolved in accordance with Section 6.4(d)(i) shall be resolved according to the same procedures set forth in Section 6.4(b) mutatis mutandis (e.g., substitution of “Parent Contested Loss” for “Contested Loss”, “Stockholder” for “Parent” and “Parent” for “Stockholder Representative,” and disregard of references to Escrow Account, Escrow Cash and Escrow Stock, etc.).

(iii)           Stockholder Third-Party Claims.  Any Stockholder Third-Party Claims shall be resolved according to the same procedures set forth in Section 6.4(c) mutatis mutandis (e.g., substitution of “Stockholder Third-Party Claim” for “Third-Party Claim”, “Stockholder” for “Indemnified Party”, “Parent” for “Stockholder Representative” and “Indemnifying Parties” etc.).

6.5           Merger Consideration Adjustment.  The Company, Parent and the Stockholders agree to treat each indemnification payment pursuant to this Article 6 as an adjustment to the Adjusted Net Base Amount for all Tax purposes, to the extent it may be properly so treated for Tax purposes, and shall take no position contrary thereto unless required to do so by applicable Tax Law pursuant to a determination as defined in Section 1313(a) of the Code.

6.6           Stockholder Representative; Power of Attorney.

(a)           By virtue of the adoption of this Agreement and the approval of the Merger by the Stockholders, each Stockholder hereby initially appoints, as of the date of this Agreement, the individual identified as the Stockholder Representative on the signature page of this Agreement (together with his/her permitted successors, the “Stockholder Representative”), as his, her or its true and lawful agent and attorney-in-fact to enter into any Related Agreement and any transactions contemplated by this Agreement, and with respect to claims for indemnification by Indemnified Parties affiliated with Parent under this Article 6 for which recovery from the Escrow Amount is sought only, to:  (i) give and receive notices and communications to or from Parent (on behalf of itself or any other Indemnified Party) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement or the Escrow Agreement expressly contemplates that any such notice or communication shall be given or received by such Stockholders individually); (ii) authorize deliveries to Parent of cash or shares of Parent Common Stock from the Escrow Amount in satisfaction of claims asserted by Parent (on behalf of itself or any other Indemnified Party, including by not objecting to claims thereto); (iii) object to any claims by Parent or any other Indemnified Party to the Escrow Amount; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards or arbitrators with respect to such claims; (v) assert, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Indemnified Party against any such Indemnifying Party or by any Indemnifying Party against any Indemnified Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case relating to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby; (vi) amend this Agreement, the Escrow Agreement or any other Related Agreement or other agreement referred to herein or contemplated hereby; and (vii) take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance (except as otherwise agreed to by the Stockholder Representative).

(b)           The individual identified on the signature page to this Agreement as the Stockholder Representative hereby accepts his appointment as the Stockholder Representative.

(c)           The person serving as the Stockholder Representative may be replaced from time to time by the holders of a majority in interest of the Escrow Amount upon not less than ten (10) days’ prior written notice to Parent and with Parent’s written consent, which shall not be unreasonably withheld.  No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall receive no compensation for his services.  With respect to the authorized duties and powers of the Stockholder Representative, notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Stockholders.

(d)           The Stockholder Representative shall not be liable to any Indemnifying Party for any act done or omitted hereunder as the Stockholder Representative while acting in good faith and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.  The Indemnifying Parties shall severally (and not jointly) indemnify the Stockholder Representative and hold him/her harmless against any loss, Liability or expense incurred without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of his/her duties hereunder.  The Stockholder Representative may arrange to receive reimbursement directly from the Indemnifying Parties for any and all expenses, charges and liabilities, including attorneys’ fees, reasonably incurred by the Stockholder Representative in the performance or discharge of his/her rights and obligations under this Agreement; provided, however, that neither Parent, the Transitory Surviving Corporation nor the Surviving Company shall have any Liability with respect to such items.  If not paid directly to the Stockholder Representative by the Indemnifying Parties, such expenses, charges and liabilities may be recovered by the Stockholder Representative from Escrow Cash and Escrow Stock otherwise distributable to the Indemnifying Parties (and not distributed or distributable to any Indemnified Party or subject to a pending indemnification claim of any Indemnified Party) following the expiration of the Escrow Release Date, at the time of distribution, and such recovery will be made from the Indemnifying Parties according to their respective Pro Rata Shares.

(e)           The Stockholder Representative shall have access to relevant information about the Company and the reasonable assistance of the Continuing Employees for purposes of performing his/her duties and exercising his/her rights hereunder; provided that the Stockholder Representative shall treat confidentially and not disclose any nonpublic information from or about the Company to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

(f)            With respect to the authorized duties and powers of the Stockholder Representative, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholder Representative shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Stockholders and shall be final, binding and conclusive upon each such Indemnifying Party; and each Indemnified Party and the Escrow Agent shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Indemnifying Party.  Each Indemnified Party and the Escrow Agent are hereby relieved from any Liability to any Person for any acts done by them in accordance with any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent or instruction of the Stockholder Representative pursuant to the terms of this Article 6 and the Escrow Agreement.

6.7           No Subrogation.  Following the Closing, no Indemnifying Party shall have any right of indemnification, contribution or subrogation against the Company, the Transitory Surviving Corporation or the Surviving Company with respect to any indemnification made by or on behalf of any Indemnifying Party under Section 6.2 if the Merger and the transactions contemplated by this Agreement are consummated.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1           Termination.  This Agreement may be terminated and the Merger abandoned at any time prior to the Closing Date regardless of whether this Agreement and/or the Merger have been approved by the Stockholders:

(a)           by written agreement of the Company, Parent, Merger Sub and Sister Sub;

(b)           by either Parent or the Company if:  (1) the Closing Date has not occurred by the 120th calendar day following the date hereof (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date and such action or failure constitutes a breach of this Agreement; (2) there shall be a final nonappealable order of a Governmental Entity in effect preventing consummation of the Merger; or (3) there shall be any Law enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity that would make consummation of the Merger illegal or prevent the consummation of the Merger;

(c)           by Parent if there shall have been any action taken, or any Law enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental Entity, which would (i) prohibit Parent’s, Merger Sub’s or Sister Sub’s ownership or operation of any portion of the business of the Company or (ii) compel Parent, Merger Sub or Sister Sub to dispose of or hold separate, as a result of the Merger, any portion of the business or assets of the Company or Parent, and in either case reasonably be expected to have a material adverse effect on Parent’s ability to receive the anticipated benefits of the Merger;

(d)           by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and as a result of such breach the conditions set forth in Section 5.2(a) or 5.2(b), as the case may be, could not be satisfied; provided, that if such breach is curable by the Company prior to the Termination Date through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(d) prior to the earlier of the Termination Date or that date which is fifteen (15) Business Days following the Company’s receipt of written notice from Parent of such breach, it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(d) if such breach by the Company is cured prior to the earlier of the Termination Date or the end of such fifteen (15) Business Day period so that the conditions would then be satisfied; or

(e)           by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent, Merger Sub or Sister Sub and as a result of such breach the conditions set forth in Section 5.1(a) or 5.1(b), as the case may be, could not be satisfied; provided, that if such breach is curable by Parent prior to the Termination Date through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(e) prior to the earlier of the Termination Date or that date which is fifteen (15) Business Days following Parent’s receipt of written notice from the Company of such breach, it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if such breach by Parent is cured prior to the earlier of the Termination Date or the end of such fifteen (15) Business Day period so that the conditions would then be satisfied.

7.2           Effect of Termination.

(a)           Effect of Termination.  Any termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice by the terminating party to the other parties hereto.  In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Sections 4.4 (Confidentiality), this Section 7.2, and Articles 8 (Definitions, Construction, Etc.) and 9 (General Provisions), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from Liability for any willful breach of this Agreement.

7.3           Amendment.  Except as is otherwise required by applicable Law, prior to the Closing this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by Parent, Merger Sub, Sister Sub and the Company (after receiving the same stockholder approval as was necessary for the Required Company Vote).  Except as is otherwise required by applicable Law, after the Closing this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by Parent, Sister Sub and the Stockholder Representative.

7.4           Extension; Waiver.  At any time prior to the Effective Time of the Subsequent Merger, or, in the event of the Company Election, the Effective Time of the Merger, Parent, Merger Sub and Sister Sub, as applicable, on the one hand, and the Company and the Stockholders, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if, and to the extent, set forth, in an instrument in writing signed on behalf of such party.

ARTICLE 8

DEFINITIONS, CONSTRUCTION, ETC.

(a)           Definitions.  For purposes of this Agreement:

“AAA” shall have the meaning set forth in Section 6.4(b).

“Adjusted Net Base Amount” shall mean the Gross Merger Consideration, plus the Working Capital Surplus, if any, plus the Net Cash/Net Debt Positive Amount, if any, plus the Aggregate Exercise Proceeds of In-the-Money Company Derivative Securities, minus the Working Capital Shortfall, if any, minus the Net Cash/Net Debt Negative Amount, if any, minus any Transaction Expenses outstanding and unpaid as of the Closing Date.

“Affidavit” shall have the meaning set forth in Section 1.15.

“Affiliate” shall mean, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Aggregate Exercise Proceeds of In-the-Money Company Derivative Securities”  shall mean the aggregate exercise price that would be payable upon the exercise of all Company Options that are outstanding and in-the-money immediately prior to the Effective Time of the Merger (whether vested or unvested).

“Agreement” shall have the meaning set forth in the Preamble.

“Antitrust Filings” shall have the meaning set forth in Section 4.7(a).

“Assumed Indebtedness” shall have the meaning set forth in Section 5.2(t).

“Balance Sheet Date” shall have the meaning set forth in Section 2.7(a).

“Business Day” shall mean any day of the year on which national banking institutions in the State of California are open to the public for conducting business and are not required to close.

“Certificates” shall have the meaning set forth in Section 1.15.

“CGCL” shall mean General Corporation Law of the State of California.

“Claim Certificate” shall have the meaning set forth in Section 6.4(a).

“Claim Termination Date” shall have the meaning set forth in Section 6.1(a).

“Closing” shall have the meaning set forth in Section 1.3.

“Closing Cash” shall mean the sum of (A) the aggregate Common Per Share Closing Cash Amount payable with respect to the shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time of the Merger, and (B) the aggregate Series A Per Share Closing Cash Amount payable with respect to the shares of Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time of the Merger.

“Closing Date” shall have the meaning set forth in Section 1.3.

“Closing Date Net Cash/Net Debt Statement” shall mean an unaudited statement prepared by the Company in good faith based on reasonable assumptions, and certified by the Company’s chief financial officer, that fairly presents the Company’s estimated (i) cash and cash equivalents (as determined in accordance with GAAP and applied on a basis consistent) as of the Closing Date (without giving effect to consummation of the Merger), and (ii) Indebtedness (excluding any trade payables which are included in Net Working Capital) as of the Closing Date (without giving effect to consummation of the Merger).

“Closing Date Net Working Capital Statement” shall mean an unaudited statement prepared by the Company in good faith based on reasonable assumptions, and certified by the Company’s chief financial officer, that fairly presents the Company’s estimated Net Working Capital as of the Closing Date (without giving effect to consummation of the Merger), and applied on a basis consistent with the Current Net Working Capital Statement.

“Closing Report” shall mean the report delivered by the Company to Parent on the Closing Date which is comprised of a Closing Date Net Working Capital Statement and a Closing Date Net Cash/Net Debt Statement (with such supporting documentation or data of the Company as Parent may reasonably request), as required by Section 1.10(a).

“Closing Stock” shall mean the sum of (A) the aggregate Common Per Share Closing Stock Amount payable with respect to the shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time of the Merger, and (B) the aggregate Series A Per Share Closing Stock Amount payable with respect to the shares of Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time of the Merger.

“Code” shall have the meaning set forth in the Preamble.

“Common Certificate” shall have the meaning set forth in Section 1.15.

“Common Equivalent Per Share Value” shall mean the quotient obtained by dividing (A) the Net Merger Consideration by (B) the Total Common Equivalents Outstanding.

“Common Per Share Closing Cash Amount” shall mean cash in an amount equal to 44.1% of the Common Equivalent Per Share Value.

“Common Per Share Closing Stock Amount” shall mean a number of shares of Parent Common Stock equal to the quotient obtained by dividing (A) 45.9% of the Common Equivalent Per Share Value by (B) the Parent Share Price.

“Common Per Share Escrow Cash Amount” shall mean cash in an amount equal to 4.9% of the Common Equivalent Per Share Value.

“Common Per Share Escrow Stock Amount” shall mean a number of shares of Parent Common Stock equal to the quotient obtained by dividing (A) 5.1% of the Common Equivalent Per Share Value by (B) the Parent Share Price.

“Common Stockholders” shall mean the Series 1 Common Stockholders and the Series 2 Common Stockholders.

“Company” shall have the meaning set forth in the Preamble.

“Company Authorizations” shall have the meaning set forth in Section 2.5.

“Company Balance Sheet” shall have the meaning set forth in Section 2.7(a).

“Company Board” shall have the meaning set forth in Recital B.

“Company By-Laws” shall mean the by-laws of the Company dated June 16, 2009.

“Company Capital Stock” shall mean the Series 1 Common Stock, the Series 2 Common Stock, the Series A Preferred Stock, and any other classes and series of capital stock of the Company.

“Company Certificate of Incorporation” shall mean the Company’s Amended and Restated Certificate of Incorporation, dated June 22, 2009.

“Company Common Stock” shall mean shares of the Company’s Series 1 Common Stock, par value $0.00001 per share and the Company’s Series 2 Common Stock, par value $0.00001 per share.

“Company Contract” shall mean any Contract to which the Company is a party or to which it or any of its respective properties or assets (whether tangible or intangible) is subject or bound.

“Company Customer Information” shall have the meaning set forth in Section 2.31.

“Company D&O Tail Policy” shall have the meaning set forth in Section 4.14.

“Company Disclosure Letter” shall have the meaning set forth in Article 2.

“Company Election” shall mean an election made by the Stockholder Representative, pursuant to the specific authorization granted by the Stockholders in the Stockholder Consents to the Stockholder Representative, to elect to treat the transactions contemplated by this Agreement as taxable to the Stockholders, and to not qualify the transactions contemplated by this Agreement as a “reorganization” within the meaning of Section 368(a) of the Code.  In the event the Company Election is made prior to the Closing Date, upon the making of the Company Election, Parent shall not effect the Subsequent Merger as contemplated by this Agreement.  To make the Company Election, the Stockholder Representative shall deliver a written notice to Parent and, in the event the Company Election is made prior to the Closing Date, such Company Election shall be made no later than 5:00 p.m. Pacific on the day prior to the Closing Date, in each case, informing Parent it has made the Company Election.

“Company Equity Rights” shall mean any subscriptions, options, calls, warrants, restricted stock units or any other rights or Contracts of any character, whether or not currently exercisable, to acquire any Company Capital Stock or any voting, equity, or other ownership interest in the Company or that are or may become convertible into or exchangeable for any Company Capital Stock or any voting, equity or other ownership interest in the Company, or such other interests or another Company Equity Right.

“Company Financial Statements” shall have the meaning set forth in Section 2.7(a).

“Company Indemnified Parties” shall have the meaning set forth in Section 4.14.

“Company Intellectual Property” shall mean any Intellectual Property that is owned in whole or in part by or licensed to the Company.

“Company Material Adverse Effect” shall mean any event, change, violation, inaccuracy, circumstance or effect (each an “Effect”) that, when taken individually or together with all other Effects, is or is reasonably likely (a) to be materially adverse in relation to the condition (financial or otherwise), properties, employees, assets (including intangible assets), Liabilities, business, operations or results of operations of the Company or (b) to prevent or materially delay consummation of the Merger or the other transactions contemplated by this Agreement, except in each case to the extent that any such Effect results from:  (1) changes in general economic conditions (provided that such changes do not adversely affect the Company disproportionately as compared to its competitors); (2) changes affecting the industry generally in which the Company operates (provided that such changes do not adversely affect the Company disproportionately as compared to its competitors); (3) any acts of God or acts of terrorism, military action or war; (4) actions by or on behalf of the Company taken at the direction of Parent or taken pursuant to the express terms of this Agreement; (5) the public announcement or pendency of the Merger or the transactions contemplated hereby, including any impact thereof on relationships with customers, suppliers, distributors, competitors, partners or employees; or (6) changes in applicable Laws or GAAP.

“Company Option” shall have the meaning set forth in Section 1.9(e)

“Company Plan” shall have the meaning set forth in Section 2.25(a).

“Company Products” shall mean each product (including any software product) or service developed, manufactured, sold, licensed out, leased out or delivered by the Company.

“Company Real Property” shall have the meaning set forth in Section 2.12(a).

“Company Source Code” means, collectively, any human-readable software source code, or any material portion or aspect of such source code, or any material proprietary information or algorithm contained in or relating to any software source code, of any Software or products of the Company.

“Company Warrants” shall mean the outstanding warrants to purchase shares of Series 1 Common Stock.

“Confidential Information” shall mean all Trade Secrets and other confidential and/or proprietary information of a Person, including information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, financial projections, cost summaries, pricing formulas, contract analyses, financial information, projections, confidential filings with any state or federal agency, and all other confidential concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of such Person by its employees, officers, directors, agents, representatives, or consultants.

“Confidentiality Agreement” shall have the meaning set forth in Section 4.4.

“Contaminants” shall have the meaning set forth in Section 2.14(n).

“Contest Notice” shall have the meaning set forth in Section 6.4(a).

“Contested Loss” shall have the meaning set forth in Section 6.4(a).

“Continuing Employee” shall have the meaning set forth in Section 4.12(a)(ii).

“Continuing Employee Agreements” shall have the meaning set forth in Section 4.12(b).

“Contract” shall mean any legally binding written or oral contract, agreement, covenant, instrument, permit, concession, franchise, license commitment or undertaking of any nature (including leases, indentures, insurance policies, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).

“Controls” shall have the meaning set forth in Section 2.7(b).

“Copyrights” shall mean all copyrights, including in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

“Current Net Working Capital Statement” is attached hereto as Exhibit J.

“DGCL” shall have the meaning set forth in Recital A.

“Dissenters’ Notice” shall have the meaning set forth in Section 1.21(c).

“Dissenting Shares” shall have the meaning set forth in Section 1.21(a).

“Domain Names” means all Internet or World Wide Web domain names, uniform resource locators, and all registrations therefor.

“Draft Report” shall have the meaning set forth in Section 1.18(a).

“Effective Time of the Merger” shall have the meaning set forth in Section 1.3.

“Effective Time of the Subsequent Merger” shall have the meaning set forth in Section 1.5.

“EIA Agreement” shall have the meaning set forth in Section 2.14(p).

“Employee” shall mean any current employee, officer or director of the Company.

“Employment Agreement” shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation or similar Contract between the Company or any Affiliate and any Employee.

“Equity Award Clarification Agreement” shall have the meaning set forth in Section 4.26.

“Equity Consideration Lock-Up Agreement” shall mean the lock-up agreement, in the form attached hereto as Exhibit C, entered into by and between Parent and each of the Stockholders (other than the Founders) that is to receive shares of Parent Common Stock pursuant to the terms of this Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person that, together with the Company, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

“Escrow Account” shall have the meaning set forth in Section 1.13.

“Escrow Agent” shall have the meaning set forth in Section 1.13.

“Escrow Agreement” shall have the meaning set forth in Section 1.13.

“Escrow Amount” shall have the meaning set forth in Section 1.13.

“Escrow Cash” shall mean cash, in an aggregate amount equal to the sum of (A) the aggregate Common Per Share Escrow Cash Amount determined with respect to the shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time of the Merger, and (B) the aggregate Series A Per Share Escrow Cash Amount determined with respect to the shares of Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time of the Merger.

“Escrow Release Date” shall have the meaning set forth in Section 1.13(c).

“Escrow Stock” shall mean an aggregate number of shares of Parent Common Stock equal to the sum of (A) the aggregate Common Per Share Escrow Stock Amount determined with respect to the shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time of the Merger, and (B) the aggregate Series A Per Share Escrow Stock Amount determined with respect to the shares of Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time of the Merger.

“Exchange Agent” shall have the meaning set forth in Section 1.13.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Final Award” shall have the meaning set forth in Section 6.4(b)(iii).

“First Certificate of Merger” shall have the meaning set forth in Section 1.3.

“Founder Lock-Up Agreement” shall mean the lock-up agreement, in the form attached hereto as Exhibit D, entered into by and between Parent and each of the Founders.

“Founders” shall mean Ed Han, Kelly Berger and Laura Ching collectively.

“Fractional Share Cash Amount” shall have the meaning set forth in Section 1.9(j).

“Fundamental Representations” shall have the meaning set forth in Section 6.1(a).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Good Faith Correction Notice” shall have the meaning set forth in Section 1.18(f).

“Governmental Entity” shall have the meaning set forth in Section 2.4.

“Gross Merger Consideration” shall mean Three Hundred and Thirty Three Million Dollars ($333,000,000).

“Hazardous Material” shall have the meaning set forth in Section 2.23(a).

“Hazardous Materials Activities” shall have the meaning set forth in Section 2.23(b).

“Holder” shall have the meaning set forth in Section 4.18(a).

“Improvements” shall mean and include all buildings (including building systems such as roof, HVAC, electrical, plumbing, sprinklers, and other fire-safety systems), structures, fixtures and other improvements included in any Company Real Property and all rights to any off-site facilities necessary to ensure compliance with all applicable Laws.

“Income Tax” means any federal, state, local, or foreign Tax imposed on or measured by gross or net income, including any interest, penalty or addition thereto.

“Income Tax Return” means any Tax Return relating to Income Taxes, including any schedule or attachment thereto and any amendment thereof.

“Incremental Amount” shall have the meaning set forth in Section 1.9(d).

“Indemnified Parties” shall have the meaning set forth in Section 6.2.

“Indebtedness” shall mean any indebtedness, secured or unsecured, contingent or otherwise, which is for borrowed money, or the principal amount of such indebtedness evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property, in each case, whether short or long term, or the guarantees of the Indebtedness of others.

“Indemnifying Parties” shall have the meaning set forth in Section 6.2.

“Information Statement” shall have the meaning set forth in Section 4.24(c).

“Initial Period” shall mean the period commencing on the date of the Agreement and continuing until the end of the 30th day after the date of the Agreement.

“Integrated Transaction” shall have the meaning set forth in the Preamble.

“Intellectual Property” shall mean any or all rights in and to intellectual property and intangible industrial property rights, including, without limitation, (a) Patents, Trade Secrets, Copyrights, Trademarks, Publicity Rights, and (b) any rights similar, corresponding or equivalent to any of the foregoing anywhere in the world.

“IRS” shall mean the United States Internal Revenue Service.

“J.A.M.S.” shall have the meaning set forth in Section 6.4(b).

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of such fact, circumstance, event or other matter of (A) an individual, if used in reference to an individual or (B) with respect to the Company, the Specified Employees; provided that the Specified Employees shall be imputed with, and deemed for the purposes of this Agreement to possess, the actual knowledge that could be obtained from reasonable inquiry of the persons employed by the Company charged with administrative or operational responsibility for such matters for the Company.

“Law” shall mean any federal, state, foreign, or local law, statute, ordinance, rule, regulation, writ, injunction, directive, order, judgment, published treaty, decree, administrative or judicial decision and any other published executive, legislative, regulatory or administrative proclamation applicable to a Person.

“Leases” shall have the meaning set forth in Section 2.12(b).

“Letter of Transmittal” shall have the meaning set forth in Section 1.15.

“Liability” shall mean and include any direct or indirect, primary or secondary, liability, Indebtedness, obligation, penalty, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type or nature, known or unknown, whether accrued, absolute, contingent, liquidated, unliquidated, matured, unmatured or otherwise.

“Lien” shall mean any mortgage, option, deed of trust, lien, pledge, charge, security interest, title retention device, lease, license, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, right of first refusal, restriction, servitude, proxy, hypothecation, equity, equitable interest, preference, right of possession, tenancy, encroachment, covenant, infringement, interference, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature or other encumbrance of any kind (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset), other than:  (A) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established (in accordance with GAAP); (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens arising in the ordinary course of business consistent with past practice; (E) liens in favor of customs and revenue authorities arising as a matter of applicable Law to secure payments of customs duties in connection with the importation of goods arising in the ordinary course of business consistent with past practice; (F) with respect to Company Capital Stock or Company Equity Rights, any restrictions on transfer imposed by applicable federal and state securities Laws; or (G) such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.  For the avoidance of doubt, the term “Lien” shall not include a license of Intellectual Property.

“Losses” shall have the meaning set forth in Section 6.2.

“Material Contract” shall have the meaning set forth in Section 2.16(a).

“Merger” shall have the meaning set forth in Recital A.

“Merger Consideration Allocation Schedule” shall have the meaning set forth in Section 4.21.

“Merger Participation Provisions” shall mean the provisions of Section 1.12 (Withholding Rights; Deductions from Consideration), Section 1.13 (Escrow), Section 1.15 (Exchange Procedures), Section 1.18 (Working Capital Adjustment; Net Cash/Net Debt Adjustment), and Section 1.21 (Company Dissenter Rights).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Nasdaq” shall mean the NASDAQ Global Market and The NASDAQ OMX Group, Inc., as applicable.

“Net Cash/Net Debt” means, as of any time (i) the Company’s cash and cash equivalents minus (ii) the Company’s Indebtedness, in each case on a basis according to GAAP.

“Net Cash/Net Debt Increase” shall have the meaning set forth in Section 1.18(d).

“Net Cash/Net Debt Negative Amount” shall have the meaning set forth in Section 1.18(b)(ii).

“Net Cash/Net Debt Positive Amount” shall have the meaning set forth in Section 1.18(b)(iv).

“Net Cash/Net Debt Reduction” shall have the meaning set forth in Section 1.18(d).

“Net Merger Consideration” shall mean the Adjusted Net Base Amount minus the Series A Total Dividend Amount.

“Net Working Capital” means, as of any date, (i) the Company’s current assets minus (ii) the Company’s current liabilities (excluding any deferred revenue), in each case on a basis according to GAAP.  For purposes of this calculation, (i) cash and cash equivalents, (ii) Indebtedness (excluding any trade payables), and (iii) Transaction Expenses, are excluded from the definition of Net Working Capital to the extent included in the calculation of Net Cash/Net Debt.

“Net Working Capital Target” shall mean negative Seven Million Five Hundred Eighty Thousand Dollars ($(7,580,000)).

“New Litigation Claim” shall have the meaning set forth in Section 4.15.

“Notice of Objection” shall have the meaning set forth in Section 1.18(c).

“Officer’s Certificate” shall have the meaning set forth in Section 5.2(e).

“Open Source Terms” shall have the meaning set forth in Section 2.14(k).

“Operative Documents” shall have the meaning set forth in Section 6.1(a).

“Option/RSU Exchange Ratio” shall mean the quotient obtained by dividing (A) the Common Equivalent Per Share Value by (B) the Parent Share Price.

“Order” shall mean and include any decree, injunction, judgment, order, ruling, writ, quasi-judicial decision or award, administrative decision, or award of any federal, state, local, foreign or other court, arbitrator, mediator, tribunal, administrative agency or other Governmental Entity.

“Parachute Payment” shall have the meaning set forth in Section 4.22.

“Parent Cash Cap” shall mean $185,000,000, taking into account any Escrow Cash that Parent has recovered from the Escrow Amount.

“Parent Common Stock” shall mean shares of Parent’s common stock, par value $0.0001 per share.

“Parent Contest Notice” shall have the meaning set forth in Section 6.4(d).

“Parent Contested Loss” shall have the meaning set forth in Section 6.4(d).

“Parent Disclosure Letter” shall have the meaning set forth in Article 3.

“Parent Fundamental Representations” shall have the meaning set forth in Section 6.3(g)(iii).

“Parent Material Adverse Effect” shall mean any event, change, violation, inaccuracy, circumstance or effect (each an “Effect”) that, when taken individually or together with all other Effects, is or is reasonably likely (a) to be materially adverse in relation to the condition (financial or otherwise), properties, employees, assets (including intangible assets), Liabilities, business, operations or results of operations of Parent together with its subsidiaries, taken as a whole, or (b) to have a material adverse effect on the ability of Parent, Merger Sub or Sister Sub to perform its obligations pursuant to this Agreement and the Related Agreements and to consummate the Merger and the transactions contemplated hereby and thereby in a timely manner, except in each case to the extent that any such Effect results from:  (1) changes in general economic conditions (provided that such changes do not adversely affect Parent disproportionately as compared to its competitors); (2) changes affecting the industry generally in which Parent operates (provided that such changes do not adversely affect Parent disproportionately as compared to its competitors); (3) any acts of God or acts of terrorism, military action or war; (4) actions by or on behalf of Parent, Merger Sub or Sister Sub taken pursuant to the express terms of this Agreement; (5) the public announcement or pendency of the Merger or the transactions contemplated hereby, including any impact thereof on relationships with customers, suppliers, distributors, competitors, partners or employees; (6) changes in applicable Laws or GAAP; (7) adverse changes in the trading volume or trading prices of the Parent Common Stock in and of themselves (provided that such exclusion shall not apply to any underlying Effect that may have caused such change in trading prices or volumes (other than those Effects set forth in clauses (1) – (6) of this definition)); or (8) any failure to meet analysts’ estimates or expectations as to revenue, earnings or other financial performance (provided that such exclusion shall not apply to any underlying Effect that may have caused such failure (other than those Effects set forth in clauses (1) – (6) of this definition)).

“Parent Officer’s Certificate” shall have the meaning set forth in Section 5.1(c).

“Parent Operative Documents” shall have the meaning set forth in Section 6.2(b).

“Parent Option” shall have the meaning set forth in Section 1.9(e).

“Parent Preferred Stock” shall have the meaning set forth in Section 3.4.

“Parent SEC Report” shall have the meaning set forth in Section 3.5.

“Parent Share Limit” shall have the meaning set forth in Section 1.9(c).

“Parent Share Price” is the price used to determine the various applicable formulas throughout this Agreement as provided herein, and shall mean $38.00.

“Parent Specified Representations” shall have the meaning set forth in Section 6.1(b).

 “Partnership Agreement” shall mean that certain Tiny Prints, Inc. Partnership Agreement by and among the Stockholders, dated as of November 9, 2006, as amended on May 23, 2007.

“Patents” shall mean all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.

“Per Share Common Stock Merger Consideration” shall have the meaning set forth in Section 1.9(b).

“Per Share Preferred Stock Merger Consideration” shall have the meaning set forth in Section 1.9(a).

“Person” shall mean any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Personally Identifiable Information” shall mean any information that can be used to identify a specific individual, for example, such individual’s name, address, telephone number, fax number, email address and credit card number.

“Pro Rata Share” shall mean, with respect to each Stockholder, the quotient obtained by dividing (A) the aggregate amount of Escrow Cash such Stockholder is entitled to receive pursuant to Section 1.9 with respect to such Stockholder’s Company Capital Stock, by (B) the aggregate amount of Escrow Cash all Stockholders are entitled to receive pursuant to Section 1.9 with respect to such Stockholders’ Company Capital Stock.

“Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is or has been commenced, brought, conducted or heard at law or in equity or before any Governmental Entity or any arbitrator or arbitration panel.

“PTO” shall have the meaning set forth in Section 2.14(e).

“Publicity Rights” means all publicity and privacy rights, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials.

“Purchaser Representative” shall have the meaning set forth in Section 4.25.

“Registered Intellectual Property Rights” shall mean all United States, international and foreign:  (i) Patents, including applications therefor; (ii) registered Trademarks, applications to register Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (iii) Copyright registrations and applications to register Copyrights; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time; in each case as owned by and registered in the name of the Company.

“Related Agreements” shall have the meaning set forth in Section 2.2(a).

“Representatives” shall have the meaning set forth in Section 4.11(a).

“Required Company Vote” shall have the meaning set forth in Section 2.2.

“Resale Registration Statement” shall have the meaning set forth in Section 4.18.

“S-8 Registration Statement” shall have the meaning set forth in Section 1.9(g).

“SEC” shall mean the United States Securities and Exchange Commission.

“Second Certificate of Merger” shall have the meaning set forth in Section 1.5.

“Secretary’s Certificate” shall have the meaning set forth in Section 5.2(f).

“Securities Act” shall have the meaning set forth in Section 1.17(a).

“Security Governing Documents” shall mean, as it relates to any (i) Company Equity Rights, any Company Plan or other Contract that governs the rights of such Company Equity Right, or the rights of the holder of such Company Equity Right, and (ii) any Company Warrant, the terms of any Contract that governs the rights of such Company Warrant, or the rights of the holder of such Company Warrant, and (iii) Company Capital Stock, the terms of any Contract that governs the rights of such Company Capital Stock, or the rights of the holder of such Company Capital Stock.

“Series 1 Common Stock” shall mean the Company’s Series 1 Common Stock, par value per share $0.00001.

“Series 1 Common Stockholders” shall mean the holders of the Series 1 Common Stock.

“Series 2 Common Stock” shall mean the Company’s Series 2 Common Stock, par value per share $0.00001.

“Series 2 Common Stockholders” shall mean the holders of the Series 2 Common Stock.

“Series A Per Share Closing Cash Amount” shall mean cash in an amount equal to the sum of (A) 44.1% of the Series A Per Share Dividend Amount, plus (B) the Common Per Share Closing Cash Amount.

“Series A Per Share Closing Stock Amount” shall mean a number of shares of Parent Common Stock equal to the sum of (A) the quotient obtained by dividing (1) 45.9% of the Series A Per Share Dividend Amount by (2) the Parent Share Price, plus (B) the Common Per Share Closing Stock Amount.

“Series A Per Share Dividend Amount” shall mean the amount, determined as of the Closing Date, of the aggregate accrued per share Series A Preferred Stock dividend that accrues on a daily basis as provided in Article V, Section 2.1 of the Company’s Certificate of Incorporation.

“Series A Per Share Escrow Cash Amount” shall mean cash in an amount equal to the sum of (A) 4.9% of the Series A Per Share Dividend Amount, plus (B) the Common Per Share Escrow Cash Amount.

“Series A Per Share Escrow Stock Amount” shall mean a number of shares of Parent Common Stock equal to the sum of (A) the quotient obtained by dividing (1) 5.1% of the Series A Per Share Dividend Amount by (2) the Parent Share Price, plus (B) the Common Per Share Escrow Stock Amount.

“Series A Preferred Stock” shall mean the Company’s Series A Preferred Stock, par value per share $0.00001.

“Series A Preferred Stockholders” shall mean the holders of the Series A Preferred Stock.

“Series A Total Dividend Amount” shall mean the product obtained by multiplying (A) the Series A Per Share Dividend Amount by (B) the number of shares of Series A Preferred Stock that are issued and outstanding immediately prior to the Effective Time of the Merger.

“Settling Audit Firm” shall mean a nationally recognized, independent auditing firm that is reasonably acceptable to both Parent and the Stockholder Representative.

“Sister Sub” shall have the meaning set forth in the Preamble.

“Software” shall mean any computer program, operating system, applications system, firmware or software of any nature, whether operational, under development or inactive including all object code, source code, comment code, algorithms, menu structures or arrangements, icons, operational instructions, scripts, commands, syntax, screen designs, reports, designs, concepts, technical manuals, test scripts, user manuals and other documentation therefor, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature and all data bases necessary or appropriate to operate any such computer program, operating system, applications system, firmware or software.

“Specified Employee Offer Package Agreements” shall have the meaning set forth in Recital D.

“Specified Employees” shall have mean the individuals listed on Schedule 4.12(a)(i).

“Standard Inbound Licenses” shall mean licenses for non-customized Software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license, (B) is not incorporated into, or used in the development, manufacturing, hosting, or distribution of, any Company Product (other than word processing, spreadsheet, accounting or similar, general purpose office automation software), (C) is generally available to be licensed by any Person, and (D) was licensed by the Company for less than $5,000 per copy.

“Standard NDAs” shall mean all stand-alone non-disclosure and confidentiality agreements pursuant to which the Company has not granted or received a license to Intellectual Property, other than the right to use confidential information for the limited purpose set out in such agreements, and which use the Company’s standard form, a copy of which has been made available to Parent.

“Stockholder Approval” shall have the meaning set forth in Section 2.2(a).

“Stockholder Claim Certificate” shall have the meaning set forth in Section 6.4(d)(i).

“Stockholder Representative” shall have the meaning set forth in Section 6.6(a).

“Stockholder Third-Party Claim” shall have the meaning set forth in Section 6.4(d)(i).

“Stockholders” shall mean, collectively, the holders of the Series 1 Common Stock, the Series 2 Common Stock and the Series A Preferred Stock.

“Subsequent Merger” shall have the meaning set forth in Section 1.2.

“Substitute Cash” shall have the meaning set forth in Section 1.9(c).

“Surviving Corporation” shall have the meaning set forth in Section 1.2.

“Takeover Statute” shall have the meaning set forth in Section 2.3.

“Tax” (and, with correlative meaning, “Taxes”) shall mean (a) any federal, state, local or foreign income, alternative or add-on minimum income, ad valorem, business license, capital, custom, disability, documentary, employment, environmental, excise, franchise, gains, gross income, gross receipts, import, license, occupation, payroll, personal property, premium, profits, property transfer, real property, recording, registration, sales, services, severance, social security, stamp, transfer, unemployment, unemployment insurance, use, value added, wage, windfall profit or withholding tax, custom, duty, levy or other governmental assessment, charge or fee in the nature of a tax (whether payable directly or by withholding); (b) any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise; and (c) any estimated Tax, interest, fines, penalties or additions to Tax with respect to amounts referred to in clauses (a) or (b) hereof.

“Tax Return” shall mean any return, report, estimate, declaration of estimated tax, claim for refund, information statement or return relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

“Terminating Capital Lease Indebtedness” shall have the meaning set forth in Section 5.2(t).

“Terminating Indebtedness” shall have the meaning set forth in Section 5.2(t).

“Termination Date” shall have the meaning set forth in Section 7.1(b).

“Termination Payments” shall mean, with respect to any person whose employment is terminated as of a given date, all legal obligations relating to the termination of the employment of such person, including all amounts required by any applicable Law to be paid to such person upon termination of employment, including pay in lieu of notice, pay required by the WARN Act and any other similar Laws, and all termination pay, severance pay, accrued vacation pay, COBRA benefits and all wages, bonuses, sick leave, pensions, source deductions and other remuneration benefits for such person accruing up to and including the date of termination.

“Third-Party Acquisition” shall have the meaning set forth in Section 4.11(a).

“Third-Party Claim” shall have the meaning set forth in Section 6.4(a).

“Threshold Amount” shall have the meaning set forth in Section 6.3(a).

“Total Common Equivalents Outstanding” shall mean the sum (without duplication) of (A) the number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time of the Merger, plus (B) the number of shares of Series 1 Common Stock that would be issued if all Series A Preferred Stock issued and outstanding immediately prior to the Effective Time of the Merger were converted to Series 1 Common Stock at such time, plus (C) the number of shares of Series 1 Common Stock that would be issued if all Company Options issued and outstanding immediately prior to the Effective Time of the Merger (whether vested or unvested) were exercised for Series 1 Common Stock at such time, plus (D) the number of shares of Series 1 Common Stock subject to all Company RSUs issued and outstanding immediately prior to the Effective Time of the Merger; provided, however, that in no event shall the number of shares of Series 1 Common Stock subject to all Company RSUs exceed 70,000 (whether vested or unvested).

“Trade Secrets” shall mean all trade secrets under applicable Law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provide the Company with advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture, data processing software and compilations of information) and all claims and rights related thereto.

“Trademarks” shall mean any and all trademarks, service marks, logos, trade names, corporate names, Domain Names and general-use e-mail addresses, and all goodwill associated therewith throughout the world.

“Transaction Expenses” shall mean (A) all and any amounts payable by the Company to its accountants, brokers, investment banks, financial advisors, legal counsel or any other advisors, agents, outside advisors or representatives in connection with this Agreement or the Merger, and (B) the cost of the Company D&O Tail Policy.

“Transitory Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Unaccredited Investor” means a Person who is not an “Accredited Investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

“Warrant Termination Agreement” shall have the meaning set forth in Section 1.10.

“Working Capital Increase” shall have the meaning set forth in Section 1.18(d).

“Working Capital Reduction” shall have the meaning set forth in Section 1.18(d).

“Working Capital Shortfall” shall have the meaning set forth in Section 1.18(b)(i).

“Working Capital Surplus” shall have the meaning set forth in Section 1.18(b)(iii).

(b)	Construction.

(i)             For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(ii)           Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(iii)          The words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(iv)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement, and Exhibits and Schedules to this Agreement.

(v)           The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE 9

GENERAL PROVISIONS

9.1           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if properly addressed:  (i) if delivered personally, by commercial delivery service or by facsimile (with confirmation of receipt), on the day of delivery; or (ii) if delivered by registered or certified mail (return receipt requested), three (3) Business Days after mailing.  Notices shall be deemed to be properly addressed to any party hereto if addressed to the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to:

Shutterfly, Inc.
2800 Bridge Parkway, Suite 101
Redwood City, CA 94065
Attention:  Charlotte Falla, Esq.
Telephone:  (650) 610-3555
Facsimile:  (650) 590-7135

with a copy to:

Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
Attention: Robert S. Townsend, Esq.
Telephone:  (415) 268-7080
Facsimile:  (415) 268-7522
Attention: Brandon C. Parris, Esq.
Telephone:  (415) 268-6617
Facsimile:  (415) 276-7270

(b)	if to the Company, to:

Tiny Prints, Inc.
884 Hermosa Court, Suite 100
Sunnyvale, CA 94085
Attention:  Ed Han
Telephone: (650) 209-1350
Facsimile: (650) 963-3578

with a copy to:

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attention:  Ted Wang, Esq.
                    Andrew Luh, Esq.
Telephone: (650) 938-5200
Facsimile: (650) 988-8500

(c)	if to the Stockholders or the Stockholder Representative to:

Mak Azadi
c/o Tiny Prints, Inc.
884 Hermosa Court, Suite 100
Sunnyvale, CA 94085
Telephone: (650) 209-1354
Facsimile: (650) 963-3556

9.2           Entire Agreement.  Except for the Confidentiality Agreement, this Agreement, the schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.3           Severability.  In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.4           Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.5           Expenses.  Whether or not the Merger is consummated, except as otherwise provided herein, all fees and expenses incurred in connection with the Merger, including all legal, accounting, tax and financial advisory, consulting, investment banking and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby shall be the obligation of the party incurring such fees and expenses.  Any Transaction Expenses that are not presented for payment until after the Closing will be considered a Loss subject to indemnification under Article 6.  Parent will be responsible for any HSR filing fees.

9.6           Successors and Assigns; Parties in Interest.

(a)           This Agreement shall be binding upon each Stockholder and each of their respective personal representatives, executors, administrators, estates, heirs, successors and assigns (if any) and Parent and Merger Sub and their respect successors and assigns, if any.  This Agreement shall inure to the benefit of the parties hereto and the Indemnified Parties and the respective successors and assigns (if any) of the foregoing.  No obligation of the Company in this Agreement shall become an obligation of the Transitory Surviving Corporation, or the Surviving Company, after the Effective Time of the Merger.

(b)           No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Parent and the Company (except with respect to the Stockholders, pursuant to will or the laws of descent and distribution).

(c)           Except as provided in the following sentences, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, interests, benefits or other remedies of any nature under or by reason of this Agreement.  If the Merger is consummated, (i) this Agreement is intended to benefit the Company Indemnified Parties and the Indemnified Parties, each Company Indemnified Party and Indemnified Party shall be deemed a third-party beneficiary of this Agreement and this Agreement shall be enforceable by the Company Indemnified Parties and the Indemnified Parties, and (ii) the representations and warranties of Parent, Merger Sub and Sister Sub are intended to benefit the Stockholders and each Stockholder shall be deemed a third-party beneficiary of such representations and warranties.  Except as set forth in this Section 9.6(c), none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties and their respective successors and assigns, if any.

9.7           Waiver.  No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

9.8           Governing Law; Venue.  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware without regard to any conflicts of laws principles that would require the application of any other law (except to the extent that mandatory provisions of federal law are applicable).  Except as it relates to Section 6.4(b) (Arbitration of Contested Losses), the parties hereto irrevocably submit to the exclusive jurisdiction of (i) the Court of Chancery of the State of Delaware and (ii) the United States District Court for the District of Delaware for the purposes of any action arising out of this Agreement or any of the transactions contemplated hereby.  The parties hereto further agree that service of any process, summons, notice or document hand delivered or sent by U.S. registered mail to such party’s respective address set forth in Section 9.1 hereof shall be effective service of process for any action in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence.  The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any action arising out of this Agreement or the transactions contemplated hereby in (i) the Court of Chancery of the State of Delaware or (ii) the United States District Court for the District of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action brought in any such court has been brought in an inconvenient forum.  Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby or the actions of the Stockholders, the Stockholder Representative, the Company, Parent or Merger Sub in the negotiation, administration, performance and enforcement hereof.

9.9           Other Remedies.  Except as otherwise expressly provided herein (including for clarity Section 6.3(c) and Section 6.3(g)(ii), which shall exclusively control on the topic of remedies following the Closing), any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.10         Counterparts; Facsimile Delivery.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page.  Any party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other party that requests such original counterpart.

9.11         Attorneys’ Fees.  If any action, claim, suit or proceeding relating to this Agreement or any of the Related Agreements or the enforcement of any provision thereof is brought against any party, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party may be entitled.

9.12         Time of the Essence.  Time is of the essence of this Agreement.

9.13         No Joint Venture.  Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto.  No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party.  No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other.  No party shall have any power or authority to bind or commit any other party.  No party shall hold itself out as having any authority or relationship in contravention of this Section 9.13.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

In Witness Whereof, each of the parties to this Agreement has executed and delivered this Agreement, or caused this Agreement to be executed and delivered by its duly authorized representative, as of the date first written above.

Shutterfly, Inc.

By:	/s/ Jeffrey T. Housenbold
Name: Jeffrey T. Housenbold
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

Horsley Acquisition Sub I, Inc.

By:	/s/ Mark J. Rubash
Name: Mark J. Rubash
Title: President

Horsley Acquisition Sub II, LLC

By:	/s/ Mark J. Rubash
Name: Mark J. Rubash
Title: President

[Signature Page to Merger Agreement]

Tiny Prints, Inc.

By:	/s/ Edward Han
Name: Edward Han
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

Stockholder Representative

By:	/s/ Mak Azadi
Name: Mak Azadi

[Signature Page to Merger Agreement]